Exhibit 99.2

Royal Bank of Canada second quarter 2024 results

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34
Interim Financial Reporting
, unless otherwise noted. Effective November 1, 2023, we adopted IFRS 17
Insurance Contracts
(IFRS 17). Comparative amounts have been restated from those previously presented. Our Q2 2024 Report to Shareholders and Supplementary Financial Information are available at http://www.rbc.com/investorrelations and on https://www.sedarplus.com/.

Net income $4.0 Billion Up 7% YoY	Diluted EPS 1 $2.74 Up 5% YoY	Total PCL 1 $920 Million PCL on loans ratio 1 Up 4 bps 1 QoQ	ROE 1, 2 14.5% Down 40 bps YoY	CET1 Ratio 1 12.8% Above regulatory requirements

Adjusted net income 3 $4.2 Billion Up 11% YoY	Adjusted diluted EPS 3 $2.92 Up 9% YoY	Total ACL 1 $6.1 Billion ACL on loans ratio 1 down 2 bps QoQ	Adjusted ROE 3 15.5% Up 20 bps YoY	LCR 1 128% Down from 132% last quarter
TORONTO, May
 30, 2024
– Royal Bank of Canada
4
(RY on TSX and NYSE) today reported net income of $4.0 billion for the quarter ended April 30, 2024, up $270 million or 7% from the prior year. Diluted EPS was $2.74, up 5% over the same period. Record earnings in Capital Markets as well as higher results in Personal & Commercial Banking, Wealth Management and Insurance were partially offset by lower results in Corporate Support. Adjusted net income
3
and adjusted diluted EPS

of $4.2 billion and $2.92 were up 11% and 9%, respectively, from the prior year.
On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada). The inclusion of HSBC Canada results decreased net income by $51 million, reflecting $200 million ($145 million after-tax) of initial PCL on purchased performing financial assets.
Total PCL increased $320 million from a year ago. The PCL on loans ratio of 41 bps increased 11 bps from the prior year. The PCL on impaired loans ratio was 30 bps, up 9 bps from the prior year as provisions continue to trend upwards, reflecting the impact of higher interest rates and rising unemployment.
Results also reflected the impact of specified items relating to the acquisition of HSBC Canada (HSBC Canada transaction). Transaction and integration costs ($358 million before-tax and $282 million after-tax) had an unfavourable impact, while management of closing capital volatility ($155 million before-tax and $112 million after-tax) benefitted the results.
Pre-provision, pre-tax earnings
6
of $5.8 billion were up $801 million or 16% from last year, mainly due to higher revenue in our Capital Markets business, higher net interest income reflecting higher spreads and solid volume growth, and higher fee-based client assets reflecting market appreciation and net sales. These factors were partially offset by higher expenses driven by higher variable compensation and continued investments in our franchises.
Compared to last quarter, net income was up 10%, reflecting higher results in Wealth Management, Corporate Support and Capital Markets, partially offset by lower results in Insurance and Personal & Commercial Banking. The prior quarter included an unfavourable impact from the specified item relating to the management of closing capital volatility ($286 million before-tax and $207 million after-tax) as well as the cost of the Federal Deposit Insurance Corporation (FDIC) special assessment ($159 million before-tax and $115 million after-tax). Adjusted net income
3
was up 3% over the same period. Pre-provision, pre-tax earnings were up 13% on higher revenue and well-controlled expenses.
We maintained a strong capital position, with a CET1 ratio of 12.8%, down 210 bps from the prior quarter, largely reflecting the impact from closing the HSBC Canada transaction.
Today, we declared a quarterly dividend of $1.42 per share reflecting an increase of $0.04 or 3%.

“
This quarter marked a pivotal milestone in RBC’s long-term growth story as we completed our acquisition of HSBC Bank Canada, welcoming thousands of colleagues and clients from across the country. This historic acquisition, along with our solid results driven by our strong balance sheet, expense control and volume growth across our premium franchises, shows that RBC has the right strategy in place to continue building the bank of the future and our position as a global competitor. We’re confident in our ability to build on this momentum and keep delivering sustainable, long-term value to our clients, communities and shareholders.
”
– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Q2 2024 Compared to Q2 2023	Reported: • Net income of $3,950 million • Diluted EPS of $2.74 • ROE of 14.5% • CET1 ratio of 12.8%	h 7% h 5% i 40 bps i 90 bps	Adjusted 1 , 3 : • Net income of $4,198 million • Diluted EPS of $2.92 • ROE of 15.5%	h 11% h 9% h 20 bps

Q2 2024 Compared to Q1 2024	• Net income of $3,950 million • Diluted EPS of $2.74 • ROE of 14.5% • CET1 ratio of 12.8%	h 10% h 10% h 140 bps i 210 bps	• Net income of $4,198 million • Diluted EPS of $2.92 • ROE of 15.5%	h 3% h 2% h 60 bps

YTD 2024 Compared to YTD 2023	• Net income of $7,532 million • Diluted EPS of $5.25 • ROE of 13.8%	h 11% h 9% h 10 bps	• Net income of $8,264 million • Diluted EPS of $5.77 • ROE of 15.2%	h 3% h 1% i 110 bps

(1)	See Glossary section of this Q2 2024 Report to Shareholders for composition of these measures.
(2)
Return on equity (ROE). This measure does not have a standardized meaning under generally accepted accounting principles (GAAP). For further information, refer to the Key performance and non-GAAP
measures section of this Q2 2024

Report to Shareholders.

(3)	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q2 2024 Report to Shareholders.
(4)	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
(5)
HSBC Canada results reflect revenue, PCL, non-interest expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities. For further details, refer to the Key corporate events section of this Q2 2024 Report to Shareholders.

(6)
Pre-provision, pre-tax (PPPT) earnings is calculated as income (April 30, 2024: $3,950 million; January 31, 2024: $3,582 million; April 30, 2023: $3,680 million) before income taxes (April 30, 2024: $976 million; January 31, 2024: $766 million; April 30, 2023: $765 million) and PCL (April 30, 2024: $920 million; January 31, 2024: $813 million; April 30, 2023: $600 million). This is a non-GAAP measure. PPPT earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use PPPT earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain non-GAAP measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

2	Royal Bank of Canada Second Quarter 2024

1	Second quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
3	Overview and outlook
	3	About Royal Bank of Canada
	4	Selected financial and other highlights
	5	Economic, market and regulatory review and outlook
6	Key corporate events
7	Financial performance
	7	Overview
12	Business segment results
	12	How we measure and report our business segments

	12	Key performance and non-GAAP measures
	15	Personal & Commercial Banking
	17	Wealth Management
	19	Insurance
	20	Capital Markets
	21	Corporate Support
22	Quarterly results and trend analysis
23	Financial condition
	23	Condensed balance sheets
	24	Off-balance sheet arrangements
24	Risk management
	24	Credit risk
	28	Market risk
	32	Liquidity and funding risk
40	Capital management

45	Accounting and control matters
	45	Summary of accounting policies and estimates
	45	Changes in accounting policies and disclosures
	46	Controls and procedures
46	Related party transactions
47	Glossary
50	Enhanced Disclosure Task Force recommendations index
51	Interim Condensed Consolidated Financial Statements (unaudited)
57	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
85	Shareholder Information

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and six month periods ended or as at April 30, 2024, compared to the corresponding periods in the prior fiscal year and the three month period ended January 31, 2024. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2024 (Condensed Financial Statements) and related notes and our 2023 Annual Report. This MD&A is dated May 29, 2024. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Additional information about us, including our 2023 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website, SEDAR+, at sedarplus.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.
Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the

United States Private Securities Litigation Reform Act of 1995

and any applicable Canadian securities legislation. We may make forward-looking statements in this Q2 2024 Report to Shareholders, in other filings with Canadian regulators or the
SEC
, in other reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic, market, and regulatory review and outlook for Canadian, U.S., United Kingdom (U.K.), European and global economies, the regulatory environment in which we operate, the expected impacts of the HSBC Bank Canada transaction, including transaction and integration costs, the risk environment including our credit risk, market risk, liquidity and funding risk, as well as the effectiveness of our risk monitoring, and includes statements made by our President and Chief Executive Officer and other members of management. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

Royal Bank of Canada Second Quarter 2024	3

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, model, systemic risks and other risks discussed in the risk sections of our 2023 Annual Report and the Risk management section of this Q2 2024 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 Annual Report and the Risk management section of this Q2 2024 Report to Shareholders, as may be updated by subsequent quarterly reports.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this Q2 2024 Report to Shareholders are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as updated by the Economic, market and regulatory review and outlook section of this Q2 2024 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Assumptions about the duration and complexity of technological builds, and estimates of costs required for post-close synergy impacts were considered in the estimation of transaction and integration costs. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Additional information about these and other factors can be found in the risk sections of our 2023 Annual Report and the Risk management section of this Q2 2024 Report to Shareholders, as may be updated by subsequent quarterly reports.

Overview and outlook

About Royal Bank of Canada
Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led
approach to delivering leading performance. Our success comes from the 98,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 18 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

4	Royal Bank of Canada Second Quarter 2024

Selected financial and other highlights

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2024 (1)	January 31 2024	April 30 2023 (2)	April 30 2024 (1)	April 30 2023 (2)
Total revenue	$14,154	$13,485	$12,445	$27,639	$25,802
Provision for credit losses (PCL)	920	813	600	1,733	1,132
Non-interest expense	8,308	8,324	7,400	16,632	14,989
Income before income taxes	4,926	4,348	4,445	9,274	9,681
Net income	$3,950	$3,582	$3,680	$7,532	$6,813
Net income adjusted (3), (4)	$4,198	$4,066	$3,789	$8,264	$8,051
Segments – net income
Personal & Commercial Banking	$2,051	$2,061	$1,915	$4,112	$4,041
Wealth Management (5)	769	606	719	1,375	1,549
Insurance	177	220	170	397	237
Capital Markets (5)	1,262	1,154	962	2,416	2,203
Corporate Support	(309)	(459)	(86)	(768)	(1,217)
Net income	$3,950	$3,582	$3,680	$7,532	$6,813
Selected information
Earnings per share (EPS) – basic	$2.75	$2.50	$2.60	$5.25	$4.83
– diluted	2.74	2.50	2.60	5.25	4.83
Earnings per share (EPS) – basic adjusted (3), (4)	2.92	2.85	2.68	5.77	5.73
– diluted adjusted (3), (4)	2.92	2.85	2.68	5.77	5.72
Return on common equity (ROE) (4), (6)	14.5%	13.1%	14.9%	13.8%	13.7%
Return on common equity (ROE) adjusted (3), (4)	15.5%	14.9%	15.3%	15.2%	16.3%
Average common equity (6)	$108,650	$107,100	$99,450	$107,850	$98,350
Net interest margin (NIM) – on average earning assets, net (4)	1.50%	1.41%	1.53%	1.45%	1.50%
PCL on loans as a % of average net loans and acceptances	0.41%	0.37%	0.30%	0.39%	0.27%
PCL on performing loans as a % of average net loans and acceptances	0.11%	0.06%	0.09%	0.08%	0.08%
PCL on impaired loans as a % of average net loans and acceptances	0.30%	0.31%	0.21%	0.31%	0.19%
Gross impaired loans (GIL) as a % of loans and acceptances	0.55%	0.48%	0.34%	0.55%	0.34%
Liquidity coverage ratio (LCR) (4), (7)	128%	132%	135%	128%	135%
Net stable funding ratio (NSFR) (4), (7)	111%	113%	113%	111%	113%
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (4), (8), (9)
Common Equity Tier 1 (CET1) ratio	12.8%	14.9%	13.7%	12.8%	13.7%
Tier 1 capital ratio	14.1%	16.3%	14.9%	14.1%	14.9%
Total capital ratio	16.1%	18.1%	16.8%	16.1%	16.8%
Leverage ratio	4.2%	4.4%	4.2%	4.2%	4.2%
TLAC ratio	27.5%	31.4%	31.0%	27.5%	31.0%
TLAC leverage ratio	8.1%	8.5%	8.7%	8.1%	8.7%
Selected balance sheet and other information (10)
Total assets	$2,031,050	$1,974,405	$1,942,223	$2,031,050	$1,942,223
Securities, net of applicable allowance	412,553	405,813	319,828	412,553	319,828
Loans, net of allowance for loan losses	960,539	858,316	831,187	960,539	831,187
Derivative related assets	130,199	105,038	124,149	130,199	124,149
Deposits	1,327,603	1,241,168	1,210,053	1,327,603	1,210,053
Common equity	112,065	108,360	101,528	112,065	101,528
Total risk-weighted assets (RWA) (4), (8), (9)	653,702	590,257	593,533	653,702	593,533
Assets under management (AUM) (4)	1,223,300	1,150,100	1,083,600	1,223,300	1,083,600
Assets under administration (AUA) (4), (11), (12)	4,546,200	4,490,100	5,915,300	4,546,200	5,915,300
Common share information
Shares outstanding (000s) – average basic	1,412,651	1,406,324	1,388,388	1,409,452	1,385,525
– average diluted	1,414,166	1,407,641	1,390,149	1,410,842	1,387,295
– end of period	1,414,304	1,408,257	1,389,730	1,414,304	1,389,730
Dividends declared per common share	$1.38	$1.38	$1.32	$2.76	$2.64
Dividend yield (4)	4.1%	4.5%	4.0%	4.4%	4.0%
Dividend payout ratio (4)	50%	55%	51%	53%	55%
Common share price (RY on TSX) (13)	$133.19	$131.21	$134.51	$133.19	$134.51
Market capitalization (TSX) (13)	188,371	184,777	186,933	188,371	186,933
Business information (number of)
Employees (full-time equivalent) (FTE)	94,480	90,166	94,398	94,480	94,398
Bank branches	1,348	1,248	1,258	1,348	1,258
Automated teller machines (ATMs)	4,447	4,341	4,357	4,447	4,357
Period average US$ equivalent of C$1.00 (14)	0.734	0.745	0.737	0.740	0.741
Period-end US$ equivalent of C$1.00	0.727	0.744	0.738	0.727	0.738

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal & Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to the Key corporate events section.
(2)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. For further details on the impacts of the adoption of IFRS 17 including the description of accounting policies selected, refer to Note 2 of our Condensed Financial Statements.
(3)	These are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(4)	See Glossary for composition of these measures.
(5)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three and six month periods ended April 30, 2023 have been revised from those previously presented.
(6)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section.
(7)	The LCR and NSFR are calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section.
(8)	Capital ratios and RWA are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline, the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI’s TLAC guideline. The periods ended April 30, 2024 and January 31, 2024 reflect our adoption of the revised market risk and credit valuation adjustment (CVA) frameworks that came into effect on November 1, 2023. For further details, refer to the Capital management section.
(9)	As prior period restatements are not required by OSFI, there was no impact from the adoption of IFRS 17 on regulatory capital, RWA, capital ratios, leverage ratio, TLAC available and TLAC ratios for periods prior to November 1, 2023.
(10)	Represents period-end spot balances.
(11)	AUA includes $16 billion and $6 billion (January 31, 2024 – $14 billion and $6 billion; April 30, 2023 – $15 billion and $8 billion) of securitized residential mortgages and credit card loans, respectively.
(12)	Comparative amounts for April 30, 2023 have been revised from those previously presented.
(13)	Based on TSX closing market price at period-end.
(14)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada Second Quarter 2024	5

Economic, market and regulatory review and outlook – data as at May 29, 2024
The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.
Economic and market review and outlook
The economic backdrop has continued to soften across most advanced economies, including Canada, the Euro area and the U.K. The U.S. economy has remained resilient despite higher interest rates with GDP and employment continuing to rise. However, U.S. inflationary pressures have shown signs of re-acceleration with robust consumer spending despite higher interest rates. Growth in the U.S. economy is expected to slow as excess household savings accumulated during the pandemic are depleted, job openings decline, and wage growth slows. Strong recent economic data and higher inflation readings are expected to delay the first interest rate reduction from the Federal Reserve (Fed) until the fourth calendar quarter of 2024. The Bank of Canada (BoC) is expected to shift to interest rate reductions earlier than the Fed in the second calendar quarter of 2024 with the Canadian economy underperforming the U.S. and Canadian inflationary pressures showing further signs of moderating. The Bank of England (BoE) and European Central Bank (ECB) are also expected to make the first reductions to their respective policy rates by the end of the summer.
Canada
Canadian GDP is expected to have risen 2.5%
1
in the first calendar quarter of 2024, following an increase of 1.0%
1
in the final calendar quarter of 2023. Amidst a rapidly increasing population, per-capita
output is expected to continue to remain weak after declining for six consecutive quarters to Q4 2024. The unemployment rate increased to 6.1% in April 2024, up 1% from a year earlier and is expected to continue to rise over the first half of calendar 2024 as rising household debt servicing costs continue to reduce household purchasing power. Inflation has continued to slow towards the BoC’s 2% target rate with the breadth of goods and services with significant above-target price growth narrowing. GDP growth is expected to strengthen but remain historically low over the second half of calendar 2024, supported by a shift to interest rate reductions from the BoC by mid calendar year, and strong levels of immigration and population growth.
U.S.
U.S. GDP grew by 1.6%
1
in the first calendar quarter of 2024 following a 3.4%
1
increase in the final calendar quarter of 2023. Household spending and employment have continued to show strength despite higher interest rates. GDP growth is expected to slow over the second half of calendar year 2024. The unemployment rate remains low but increased to 3.9% in April. Job openings have continued to decline and wage growth has slowed. Inflationary pressures have shown signs of re-acceleration in early 2024 after slowing in calendar 2023, driven by higher growth in prices for services. The combination of stronger than expected economic growth and inflation in early calendar 2024 has made a near-term shift to interest rate reductions from the Fed less likely. The Fed is not expected to increase interest rates further, however we do not expect the first reduction to the Fed funds target range until December.
Europe
Euro area GDP rose 0.3% in the first calendar quarter of 2024 from the last calendar quarter of 2023 as strength in the service sector offset persistent weakness in manufacturing. GDP growth is expected to remain slow but positive in the second calendar quarter of 2024 before strengthening in the second half of the calendar year. Unemployment rates remain very low across countries in the Euro area but are expected to rise modestly through the rest of calendar 2024. Year-over-year consumer price growth has continued to slow, and the ECB is expected to start to move the deposit rate lower by the end of the second calendar quarter of 2024. A more pronounced rebound in services activities in the U.K. supported GDP growth in the first calendar quarter of 2024. U.K. output increased by 0.6% in the first calendar quarter of 2024 following a 0.3% contraction in the final calendar quarter of 2023. Inflation trends have continued to moderate but progress especially with services inflation is still lagging that of other advanced economies. We expect the BoE will begin to shift the Bank Rate lower by the end of the third calendar quarter of 2024.
Financial markets
Government bond yields have moved higher recently amid an unexpected re-acceleration
in inflation trends in the U.S. and expectations that the Fed will need to hold interest rates at higher levels for longer than previously assumed. Equity markets weakened in April but have recovered back to close to record highs. Oil prices have risen in calendar year 2024 given concerns about supply availability that are tied to global geopolitical uncertainties. Other global commodity prices have moderated from peak pandemic levels in calendar 2022, and supply chain challenges have continued to unwind.

1	Annualized rate

6	Royal Bank of Canada Second Quarter 2024

Regulatory environment
We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of our 2023 Annual Report and updates are listed below.
Global uncertainty
In April 2024, the International Monetary Fund (IMF) projected global growth of 3.2% for calendar 2024, up 0.1% from its January forecast, in part due to resiliency in the global economy. Interest rate increases implemented by central banks aimed at slowing inflation have been largely successful in guiding the economy toward a “soft landing”. However, significant uncertainty continues to pose risks to the global economic outlook, driven by: growing geopolitical tensions, including those between Russia and Ukraine, the conflict in the Middle East, and those between China and the West; deepening economic concerns in China, particularly in the real estate sector, that could have an impact on global growth; the persistence of inflation and elevated interest rates and the associated impact on economic growth; extreme weather-related events; potential restrictive fiscal policies in response to high government debt; the potential re-emergence of financial sector instability as banks face regulatory reform in the U.S.; and the U.S. election. Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.
Climate-related regulatory activity
On March 20, 2024, OSFI released updates to its Guideline
B-15
– Climate Risk Management. The guideline sets out expectations for the management and disclosure of climate-related risks for federally regulated financial institutions (FRFIs) and aims to support FRFIs in developing greater resilience to, and management of, these risks. The updated guideline includes additional climate-related disclosure requirements aligned with IFRS S2 and will be effective for fiscal year-end
2024. We are currently assessing the impact of the updated guideline and continue to work towards meeting the requirements by the effective date.
For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of our 2023 Annual Report. For further details on our framework and activities to manage risks, refer to the risk and Capital management sections of this Q2 2024 Report to Shareholders.

Key corporate events
HSBC Bank Canada
On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada). The acquisition of HSBC Canada (the HSBC Canada transaction) gives us the opportunity to enhance our existing businesses in line with our strategic goals and better positions us to be the bank of choice for commercial clients with international needs, newcomers to Canada and globally connected clients. HSBC Canada results have been consolidated from the closing date and are included in our Personal & Commercial Banking, Wealth Management and Capital Markets segments.
Total consideration of $15.5 billion in cash included $13.5 billion for 100% of the common shares of HSBC Canada, $2.1 billion for the preferred shares and subordinated debt held directly or indirectly by HSBC Holdings plc, $(0.5) billion for the settlement of pre-existing
relationships with HSBC Canada and $0.4 billion for an additional amount that accrued from August 30, 2023 to the closing date. This additional amount was calculated based on the $13.5 billion all-cash
purchase price for the common shares of HSBC Canada and the Canadian Overnight Repo Rate Average. Relatedly, under a locked box mechanism, HSBC Canada’s earnings from June 30, 2022 to the closing date accrued to RBC and were reflected in the acquired net assets on closing. For further details, refer to Note 6 of our Condensed Financial Statements.
As the fair values of HSBC Canada’s fixed rate financial assets and liabilities are sensitive to changes in market interest rates, increases in interest rates prior to closing would have reduced the net fair value of the financial assets and liabilities to be acquired, which would have increased the goodwill recognized on closing and reduced our capital ratios. To manage this, we had previously de-designated
certain interest rate swaps in cash flow hedging relationships such that future mark-to-market gains (losses) were recorded in net income, instead of Other comprehensive income (OCI), to mitigate closing capital ratio volatility. For the six months ended April 30, 2024, we recognized $222 million of mark-to-market
losses in
Non-interest
income – Other on the swaps and $91 million in Net interest income related to the reclassification of amounts previously accumulated in OCI, both of which are treated as specified items and reflected in Corporate Support. Subsequent to closing, we re-designated
these interest rate swaps into cash flow hedging relationships. Adjusted results excluding specified items are non-GAAP
measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Royal Bank of Canada Second Quarter 2024	7

The following table provides details on the impact of the HSBC Canada transaction on our Personal & Commercial Banking segment and consolidated results, and reflects revenue, PCL, non-interest
expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities (HSBC Canada results).

	For the three months ended April 30, 2024
	Segment results – Personal & Commercial Banking			Consolidated results
(Millions of Canadian dollars)	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total
Net interest income	$4,229	$171	$4,400	$6,444	$179	$6,623
Non-interest income	1,555	35	1,590	7,465	66	7,531
Total revenue	5,784	206	5,990	13,909	245	14,154
PCL (1)	552	202	754	703	217	920
Non-interest expense	2,339	89	2,428	8,209	99	8,308
Income (loss) before income taxes	2,893	(85)	2,808	4,997	(71)	4,926
Income taxes (recoveries)	781	(24)	757	996	(20)	976
Net income	$2,112	$(61)	$2,051	$4,001	$(51)	$3,950

(1)	Segment results – Personal & Commercial Banking include initial PCL on purchased performing financial assets of $186 million, of which $181 million relates to purchased performing loans. Consolidated results include initial PCL on purchased performing financial assets of $200 million, of which $193 million relates to purchased performing loans.

Financial performance

Overview
Q2 2024 vs. Q2 2023
Net income of $3,950 million was up $270 million or 7% from a year ago. Diluted EPS of $2.74 was up $0.14 or 5% and ROE of 14.5% was down from 14.9% last year. Our CET1 ratio of 12.8% was down 90 bps from a year ago.
Adjusted net income of $4,198 million was up $409 million or 11% from a year ago. Adjusted diluted EPS of $2.92 was up $0.24 or 9% and adjusted ROE of 15.5% was up from 15.3% last year.
Our earnings reflect higher results in Capital Markets, Personal & Commercial Banking, Wealth Management and Insurance. This was partially offset by lower results in Corporate Support, mainly reflecting the HSBC Canada transaction and integration costs, which is treated as a specified item.
Q2 2024 vs. Q1 2024
Net income of $3,950 million was up $368 million or 10% from last quarter. Diluted EPS of $2.74 was up $0.24 or 10% and ROE of 14.5% was up from 13.1% in the prior quarter. Our CET1 ratio of 12.8% was down 210 bps from last quarter.
Adjusted net income of $4,198 million was up $132 million or 3% from last quarter. Adjusted diluted EPS of $2.92 was up $0.07 or 2% and adjusted ROE of 15.5% was up 60 bps from 14.9% last quarter.
Our earnings reflect higher results in Wealth Management and Capital Markets, partially offset by lower results in Insurance and Personal & Commercial Banking. Our results also reflect higher earnings in Corporate Support, primarily due to management of closing capital volatility related to the HSBC Canada transaction, which is treated as a specified item.
Q2 2024 vs. Q2 2023 (Six months ended)
Net income of $7,532 million was up $719 million or 11% from the same period last year. Diluted EPS of $5.25 was up $0.42 or 9% and ROE of 13.8% was up from 13.7% in the prior year.
Adjusted net income of $8,264 million was up $213 million or 3% from the same period last year. Adjusted diluted EPS of $5.77 was up $0.05 or 1% and adjusted ROE of 15.2% was down from 16.3% in the prior year.
Our earnings were up from the same period last year, as the prior year results reflected the impact of the Canada Recovery Dividend (CRD) and other tax related adjustments, which is treated as a specified item and reported in Corporate Support. Earnings in the current period also include specified items relating to the HSBC Canada transaction in Corporate Support. Our results also reflect higher earnings in Capital Markets, Insurance and Personal & Commercial Banking, partially offset by lower earnings in Wealth Management.
For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.
Adjusted results
Adjusted results exclude specified items and the
after-tax
impact of amortization of acquisition-related intangibles. Adjusted results are non-GAAP
measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Royal Bank of Canada
  Second Quarter 2024

Impact of foreign currency translation
The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except per share amounts)	Q2 2024 vs. Q2 2023	Q2 2024 vs. Q1 2024	Q2 2024 vs. Q2 2023
Increase (decrease):
Total revenue	$45	$98	$80
PCL	1	2	3
Non-interest expense	28	54	56
Income taxes	1	4	–
Net income	15	38	21
Impact on EPS
Basic	$0.01	$0.03	$0.01
Diluted	0.01	0.03	0.01
The relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the six months ended
(Average foreign currency equivalent of C$1.00) (1)	April 30 2024	January 31 2024	April 30 2023	April 30 2024	April 30 2023
U.S. dollar	0.734	0.745	0.737	0.740	0.741
British pound	0.583	0.588	0.599	0.586	0.605
Euro	0.682	0.683	0.681	0.683	0.690

(1)	Average amounts are calculated using month-end spot rates for the period.
Total revenue

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2024	January 31 2024	April 30 2023 (1)	April 30 2024	April 30 2023 (1)
Interest and dividend income	$25,754	$25,609	$20,318	$51,363	$39,655
Interest expense	19,131	19,277	14,219	38,408	27,354
Net interest income	$6,623	$6,332	$6,099	$12,955	$12,301
NIM	1.50%	1.41%	1.53%	1.45%	1.50%
Insurance service result	$203	$187	$225	$390	$417
Insurance investment result (2)	59	141	14	200	(59)
Trading revenue	633	804	430	1,437	1,499
Investment management and custodial fees	2,257	2,185	2,083	4,442	4,139
Mutual fund revenue	1,067	1,030	1,000	2,097	2,015
Securities brokerage commissions	431	388	377	819	738
Service charges	557	554	511	1,111	1,022
Underwriting and other advisory fees	734	606	458	1,340	970
Foreign exchange revenue, other than trading	287	262	322	549	755
Card service revenue	291	326	279	617	604
Credit fees	434	395	357	829	736
Net gains on investment securities	59	70	111	129	164
Share of profit in joint ventures and associates	18	12	12	30	41
Other	501	193	167	694	460
Non-interest income	7,531	7,153	6,346	14,684	13,501
Total revenue	$14,154	$13,485	$12,445	$27,639	$25,802
Additional trading information
Net interest income (3)	$403	$344	$469	$747	$655
Non-interest income	633	804	430	1,437	1,499
Total trading revenue	$1,036	$1,148	$899	$2,184	$2,154

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	The 2023 restated results may not be fully comparable to the current period as we were not managing our asset and liability portfolios under IFRS 17.
(3)	Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).
Q2 2024 vs. Q2 2023
Total revenue increased $1,709 million or 14% from a year ago, mainly due to higher net interest income, other revenue, underwriting and other advisory fees, trading revenue and investment management and custodial fees. The inclusion of HSBC Canada revenue contributed $245 million to total revenue.
Net interest income increased $524 million or 9%, of which $179 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $345 million or 6% was largely due to higher spreads and average volume growth in Canadian Banking.

Royal Bank of Canada
  Second Quarter 2024   9

NIM was down 3 bps compared to last year, mainly driven by Capital Markets, primarily reflecting lower trading net interest income and higher average earning assets. This factor was partially offset by the benefit of higher interest rates and favourable asset mix that more than offset competitive pricing pressures in Canadian Banking, a favourable impact associated with the sale of RBC Investor Services
®
operations, and favourable asset yields in U.S. Wealth Management (including City National).
Trading revenue increased $203 million or 47%, mainly due to higher equity trading revenue in North America.
Investment management and custodial fees increased $174 million or 8%, mainly due to higher fee-based client assets reflecting market appreciation and net sales.
Underwriting and other advisory fees increased $276 million or 60%, largely due to higher M&A activity across most regions as well as higher debt and equity origination across all regions.
Other revenue increased $334 million, mainly attributable to the impact of management of closing capital volatility related to the HSBC Canada transaction, which is treated as a specified item. Changes in the fair value of certain instruments in our non-trading portfolios and the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense, also contributed to the increase.
Q2 2024 vs. Q1 2024
Total revenue increased $669 million or 5% from last quarter, largely due to higher other revenue, net interest income, and underwriting and other advisory fees. These factors were partially offset by lower trading revenue. The inclusion of HSBC Canada revenue contributed $245 million to total revenue.
Net interest income increased $291 million or 5%, of which $179 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $112 million or 2% was primarily due to higher spreads in Canadian Banking, the impact of which was largely offset by two less days in the current quarter. Higher fixed income trading revenue primarily in Europe in Capital Markets also contributed to the increase.
Trading revenue decreased $171 million or 21%, primarily due to lower fixed income trading revenue primarily in Europe.
Underwriting and other advisory fees increased $128 million or 21%, mainly due to higher equity and debt origination and higher M&A activity across all regions.
Other revenue increased $308 million, primarily attributable to impact of management of closing capital volatility related to the HSBC Canada transaction, which is treated as a specified item. This factor was partially offset by changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense.
Q2 2024 vs. Q2 2023 (Six months ended)
Total revenue increased $1,837 million or 7% from the same period last year, primarily driven by higher net interest income, underwriting and other advisory fees, investment management and custodial fees, insurance investment result and other revenue. These factors were partially offset by lower foreign exchange revenue, other than trading. The inclusion of HSBC Canada revenue contributed $245 million to total revenue.
Net interest income increased $654 million or 5%, of which $179 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $475 million or 4% was largely due to higher spreads and average volume growth in Canadian Banking.
Insurance investment result increased $259 million, primarily due to favourable investment-related experience as we repositioned our portfolio for the transition to IFRS 17. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.
Investment management and custodial fees increased $303 million or 7%, mainly due to higher fee-based client assets reflecting market appreciation and net sales.
Underwriting and other advisory fees increased $370 million or 38%, mainly due to higher M&A activity across most regions, as well as higher debt and equity origination across all regions.
Foreign exchange revenue, other than trading decreased $206 million or 27%, largely driven by reduced revenue following the sale of RBC Investor Services operations and foreign currency translation gains in the prior year associated with certain foreign currency denominated funding, which was offset by the impact of economic hedges in Other revenue.
Other revenue increased $234 million or 51%, mainly attributable to the impact of economic hedges in Corporate Support, which was largely offset in Foreign exchange revenue, other than trading and changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense. These factors were partially offset by impact of management of closing capital volatility related to the HSBC Canada transaction, which is treated as a specified item.

Royal Bank of Canada
  Second Quarter 2024

Provision for credit losses
(1)

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2024	January 31 2024	April 30 2023	April 30 2024	April 30 2023
Personal & Commercial Banking	$243	$149	$124	$392	$264
Wealth Management	(19)	(27)	2	(46)	26
Capital Markets	19	10	47	29	56
Corporate Support and other (2)	1	1	–	2	–
PCL on performing loans	244	133	173	377	346
Personal & Commercial Banking	$511	$486	$302	$997	$564
Wealth Management	46	38	26	84	68
Capital Markets	115	161	113	276	166
PCL on impaired loans	672	685	441	1,357	798
PCL – Loans	916	818	614	1,734	1,144
PCL – Other (3)	4	(5)	(14)	(1)	(12)
Total PCL	$920	$813	$600	$1,733	$1,132
PCL on loans is comprised of:
Retail	$107	$137	$97	$244	$231
Wholesale	137	(4)	76	133	115
PCL on performing loans	244	133	173	377	346
Retail	396	359	249	755	488
Wholesale	276	326	192	602	310
PCL on impaired loans	672	685	441	1,357	798
PCL – Loans	$916	$818	$614	$1,734	$1,144
PCL on loans as a % of average net loans and acceptances	0.41%	0.37%	0.30%	0.39%	0.27%
PCL on impaired loans as a % of average net loans and acceptances	0.30%	0.31%	0.21%	0.31%	0.19%

(1)	Information on loans represents loans, acceptances and commitments.
(2)	Includes PCL recorded in Corporate Support and Insurance.
(3)	PCL – Other includes amounts related to debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, accounts receivable, and financial and purchased guarantees.
Q2 2024 vs. Q2 2023
Total PCL increased $320 million or 53% from a year ago, mainly reflecting higher provisions in Personal & Commercial Banking. The PCL on loans ratio increased 11 bps.
PCL on performing loans increased $71 million or 41%, mainly reflecting $193 million of initial PCL on the performing loans purchased in the HSBC Canada transaction. This was partially offset by favourable changes to our macroeconomic forecast in Personal & Commercial Banking, as well as lower provisions in Capital Markets and releases of provisions in Wealth Management.
PCL on impaired loans increased $231 million or 52%, primarily due to higher provisions in our Canadian Banking retail and commercial portfolios.
Q2 2024 vs. Q1 2024
Total PCL increased $107 million or 13% from last quarter, mainly reflecting higher provisions in Personal & Commercial Banking, partially offset by lower provisions in Capital Markets. The PCL on loans ratio increased 4 bps.
PCL on performing loans increased $111 million or 83%, mainly reflecting $193 million of initial PCL on the performing loans purchased in the HSBC Canada transaction. This was partially offset by favourable changes to our macroeconomic forecast in Personal & Commercial Banking.
PCL on impaired loans decreased $13 million or 2%, mainly due to lower provisions in Capital Markets, partially offset by higher provisions in Personal & Commercial Banking and Wealth Management.
Q2 2024 vs. Q2 2023 (Six months ended)
Total PCL increased $601 million or 53% from the same period last year, mainly reflecting higher provisions in Personal & Commercial Banking. The PCL on loans ratio increased 12 bps.
PCL on performing loans increased $31 million or 9%, mainly reflecting $193 million of initial PCL on the performing loans purchased in the HSBC Canada transaction and unfavourable changes in credit quality in Personal & Commercial Banking. This was partially offset by the impact of favourable changes to our macroeconomic forecast in Personal & Commercial Banking, U.S. Wealth Management (including City National) and Capital Markets.
PCL on impaired loans increased $559 million or 70%, primarily due to higher provisions in our Canadian Banking portfolios and Capital Markets.

Royal Bank of Canada
  Second Quarter 2024   11

Non-interest
expense

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2024	January 31 2024	April 30 2023 (1)	April 30 2024	April 30 2023 (1)
Salaries	$2,145	$2,078	$2,069	$4,223	$4,079
Variable compensation	2,161	2,083	1,811	4,244	3,837
Benefits and retention compensation	606	605	561	1,211	1,105
Share-based compensation	179	397	132	576	402
Human resources	5,091	5,163	4,573	10,254	9,423
Equipment	615	619	589	1,234	1,158
Occupancy	441	407	405	848	809
Communications	358	321	318	679	596
Professional fees	697	624	506	1,321	888
Amortization of other intangibles	373	352	383	725	745
Other	733	838	626	1,571	1,370
Non-interest expense	$8,308	$8,324	$7,400	$16,632	$14,989
Efficiency ratio (2)	58.7%	61.7%	59.5%	60.2%	58.1%
Adjusted efficiency ratio (3)	56.0%	57.9%	58.4%	57.0%	57.2%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	This is a non-GAAP ratio. For further details, refer to the Key performance and non-GAAP measures section.
Q2 2024 vs. Q2 2023
Non-interest expense increased $908 million or 12% from a year ago, of which $99 million reflects the inclusion of HSBC Canada non-interest expense. The remaining increase of $809 million or 11% was largely due to the HSBC Canada transaction and integration costs, which is treated as a specified item, as well as higher variable compensation costs commensurate with increased revenue. Higher staff costs, ongoing technology investments and the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue, also contributed to the increase. These factors were partially offset by reduced expenses following the sale of RBC Investor Services operations.
Our efficiency ratio of 58.7% decreased 80 bps from 59.5% last year. Our adjusted efficiency ratio of 56.0% decreased 240 bps from 58.4% last year.
Q2 2024 vs. Q1 2024
Non-interest expense decreased $16 million from last quarter, mainly reflecting the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue. The prior quarter also included $159 million ($115 million after-tax) relating to the FDIC special assessment. These factors were largely offset by the inclusion of HSBC Canada non-interest expense, as noted above, as well as the HSBC Canada transaction and integration costs, which is treated as a specified item.
Our efficiency ratio of 58.7% decreased 300 bps from 61.7% last quarter. Our adjusted efficiency ratio of 56.0% decreased 190 bps from 57.9% last quarter.
Q2 2024 vs. Q2 2023 (Six months ended)
Non-interest
expense increased $1,643 million or 11% from the same period last year, largely due to the HSBC Canada transaction and integration costs, which is treated as a specified item, as well as higher variable compensation costs commensurate with increased revenue and higher staff costs. The cost of the FDIC special assessment, as well as the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue, also contributed to the increase. These factors were partially offset by reduced expenses following the sale of RBC Investor Services operations.
Our efficiency ratio of 60.2% increased 210 bps from 58.1% last year. Our adjusted efficiency ratio of 57.0% decreased 20 bps from 57.2% last year.
Adjusted efficiency ratio is a
non-GAAP
ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
Income taxes

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2024	January 31 2024	April 30 2023 (1)	April 30 2024	April 30 2023 (1)
Income taxes	$976	$766	$765	$1,742	$2,868
Income before income taxes	4,926	4,348	4,445	9,274	9,681
Effective income tax rate	19.8%	17.6%	17.2%	18.8%	29.6%
Adjusted results (2), (3)
Adjusted income taxes	$1,037	$913	$794	$1,950	$1,865
Adjusted income before income taxes	5,235	4,979	4,583	10,214	9,916
Adjusted effective income tax rate	19.8%	18.3%	17.3%	19.1%	18.8%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	These are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(3)	See Glossary for composition of these measures.

Royal Bank of Canada
  Second Quarter 2024

Q2 2024 vs. Q2 2023
Income tax expense increased $211 million or 28% from a year ago, primarily due to higher income before income taxes this quarter. Adjusted income tax expense increased $243 million or 31%.
The effective income tax rate of 19.8% increased 260 bps, primarily due to the impact of changes in earnings mix. The adjusted effective income tax rate of 19.8% increased 250 bps.
Q2 2024 vs. Q1 2024
Income tax expense increased $210 million or 27% from last quarter, primarily due to higher income before income taxes this quarter. Adjusted income tax expense increased $124 million or 14%.
The effective income tax rate of 19.8% increased 220 bps, primarily due to the impact of changes in earnings mix. The adjusted effective income tax rate of 19.8% increased 150 bps.
Q2 2024 vs. Q2 2023 (Six months ended)
Income tax expense decreased $1,126 million or 39%, from the same period last year, primarily due to the impact of the CRD and other tax related adjustments, which was treated as a specified item in the prior year. Adjusted income tax expense increased $85 million or 5%.
The effective income tax rate of 18.8% decreased 1,080 bps, primarily due to the impact of the CRD and other tax related adjustments noted above. The adjusted effective income tax rate of 19.1% increased 30 bps.
For further details on specified items, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Business segment results

How we measure and report our business segments
The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid. Effective November 1, 2023, we prospectively revised our attributed capital methodology to include the allocation of leverage to our business segments to further align our allocation processes with evolving regulatory capital requirements. Our methodology for allocating capital to our business segments is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment, allowing for a uniform base for performance measurement among our business segments to facilitate management decisions in resource allocation in conjunction with other factors. For Insurance, the allocation of capital remains unchanged and continues to be based on fully diversified economic capital.
For further details on the key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2023 Annual Report.

Key performance and non-GAAP measures
Performance measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.
Return on common equity
We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.
Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital is based on fully diversified economic capital.
The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

Royal Bank of Canada
  Second Quarter 2024   13

The following table provides a summary of our ROE calculations:

	For the three months ended
	April 30 2024						January 31 2024	April 30 2023
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1)	Corporate Support	Total	Total	Total (2)
Net income available to common shareholders	$2,029	$755	$177	$1,244	$(324)	$3,881	$3,522	$3,612
Total average common equity (3), (4)	35,600	22,700	2,050	30,950	17,350	108,650	107,100	99,450
ROE (5)	23.2%	13.5%	34.7%	16.3%	n.m.	14.5%	13.1%	14.9%

	For the six months ended
	April 30 2024						April 30 2023
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1)	Corporate Support	Total	Total (2)
Net income available to common shareholders	$4,071	$1,350	$396	$2,381	$(795)	$7,403	$6,699
Total average common equity (3), (4)	33,400	22,600	2,100	31,000	18,750	107,850	98,350
ROE (5)	24.5%	12.0%	37.9%	15.4%	n.m.	13.8%	13.7%

(1)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
(2)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(3)	Total average common equity represents rounded figures.
(4)	The amounts for the segments are referred to as attributed capital.
(5)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful
Non-GAAP
measures
We believe that certain
non-GAAP
measures (including
non-GAAP
ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and six months ended April 30, 2024 with the corresponding periods in the prior year and the three months ended January 31, 2024.
Non-GAAP
measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.
The following discussion describes the
non-GAAP
measures we use in evaluating our operating results.
Adjusted results
We believe that providing adjusted results as well as certain measures and ratios excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhances comparability with prior periods and enables readers to better assess trends in the underlying businesses.
Our results for all reported periods were adjusted for the following specified item:
•	HSBC Canada transaction and integration costs.
Our results for the three and six months ended April 30, 2024 and the three months ended January 31, 2024 were adjusted for the following specified item:
•	Management of closing capital volatility related to the HSBC Canada transaction. For further details, refer to the Key corporate events section.
Our results for the six months ended April 30, 2023 were adjusted for the following specified item:
•
CRD and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023.

Royal Bank of Canada
  Second Quarter 2024

Consolidated results, reported and adjusted
The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP
measures or ratios.

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2024	January 31 2024	April 30 2023 (1)	April 30 2024	April 30 2023 (1)
Total revenue	$14,154	$13,485	$12,445	$27,639	$25,802
PCL	920	813	600	1,733	1,132
Non-interest expense	8,308	8,324	7,400	16,632	14,989
Income before income taxes	4,926	4,348	4,445	9,274	9,681
Income taxes	976	766	765	1,742	2,868
Net income	$3,950	$3,582	$3,680	$7,532	$6,813
Net income available to common shareholders	$3,881	$3,522	$3,612	$7,403	$6,699
Average number of common shares (thousands)	1,412,651	1,406,324	1,388,388	1,409,452	1,385,525
Basic earnings per share (in dollars)	$2.75	$2.50	$2.60	$5.25	$4.83
Average number of diluted common shares (thousands)	1,414,166	1,407,641	1,390,149	1,410,842	1,387,295
Diluted earnings per share (in dollars)	$2.74	$2.50	$2.60	$5.25	$4.83
ROE (2)	14.5%	13.1%	14.9%	13.8%	13.7%
Effective income tax rate	19.8%	17.6%	17.2%	18.8%	29.6%
Total adjusting items impacting net income (before-tax)	$309	$631	$138	$940	$235
Specified item: HSBC Canada transaction and integration costs (3), (4)	358	265	56	623	67
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (3), (5)	(155)	286	–	131	–
Amortization of acquisition-related intangibles (6)	106	80	82	186	168
Total income taxes for adjusting items impacting net income	$61	$147	$29	$208	$(1,003)
Specified item: HSBC Canada transaction and integration costs (3)	76	47	13	123	16
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (3), (5)	(43)	79	–	36	–
Specified item: CRD and other tax related adjustments (3), (7)	–	–	–	–	(1,050)
Amortization of acquisition-related intangibles (6)	28	21	16	49	31
Adjusted results (8)
Income before income taxes – adjusted	$5,235	$4,979	$4,583	$10,214	$9,916
Income taxes – adjusted	1,037	913	794	1,950	1,865
Net income – adjusted (8)	$4,198	$4,066	$3,789	$8,264	$8,051
Net income available to common shareholders – adjusted (8)	$4,129	$4,006	$3,721	$8,135	$7,937
Average number of common shares (thousands)	1,412,651	1,406,324	1,388,388	1,409,452	1,385,525
Basic earnings per share (in dollars) – adjusted (8)	$2.92	$2.85	$2.68	$5.77	$5.73
Average number of diluted common shares (thousands)	1,414,166	1,407,641	1,390,149	1,410,842	1,387,295
Diluted earnings per share (in dollars) – adjusted (8)	$2.92	$2.85	$2.68	$5.77	$5.72
ROE – adjusted (8)	15.5%	14.9%	15.3%	15.2%	16.3%
Adjusted effective income tax rate (8)	19.8%	18.3%	17.3%	19.1%	18.8%

Adjusted efficiency ratio (8)
Total revenue	$14,154	$13,485	$12,445	$27,639	$25,802
Add specified item: Management of closing capital volatility related to the HSBC Canada transaction (before-tax) (3), (5)	(155)	286	–	131	–
Total revenue – adjusted	$13,999	$13,771	$12,445	$27,770	$25,802
Non-interest expense	$8,308	$8,324	$7,400	$16,632	$14,989
Less specified item: HSBC Canada transaction and integration costs (before-tax) (3)	358	265	56	623	67
Less: Amortization of acquisition-related intangibles (before-tax) (6)	106	80	82	186	168
Non-interest expense – adjusted	$7,844	$7,979	$7,262	$15,823	$14,754
Efficiency ratio	58.7%	61.7%	59.5%	60.2%	58.1%
Efficiency ratio – adjusted	56.0%	57.9%	58.4%	57.0%	57.2%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	ROE is based on actual balances of average common equity before rounding.
(3)	These amounts have been recognized in Corporate Support.
(4)	As at April 30, 2024, the cumulative HSBC Canada transaction and integration costs
(before-tax)
incurred were $1 billion and it is currently estimated that an additional $0.5 billion will be incurred, for a total of approximately $1.5 billion.
(5)	Beginning the first quarter of 2024, we included management of closing capital volatility related to the HSBC Canada transaction as a specified item for non-GAAP
measures and
non-GAAP
ratios. Refer to the Key corporate events section for further details.
(6)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(7)	The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(8)	See Glossary for composition of these measures.

Royal Bank of Canada
  Second Quarter 2024   15

Personal & Commercial Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2024 (1)	January 31 2024	April 30 2023	April 30 2024 (1)	April 30 2023
Net interest income	$4,400	$4,216	$3,817	$8,616	$7,824
Non-interest income	1,590	1,578	1,481	3,168	3,015
Total revenue	5,990	5,794	5,298	11,784	10,839
PCL on performing assets	245	150	122	395	263
PCL on impaired assets	509	484	300	993	560
PCL	754	634	422	1,388	823
Non-interest expense	2,428	2,339	2,257	4,767	4,486
Income before income taxes	2,808	2,821	2,619	5,629	5,530
Net income	$2,051	$2,061	$1,915	$4,112	$4,041
Revenue by business
Canadian Banking	$5,704	$5,516	$5,040	$11,220	$10,324
Caribbean & U.S. Banking	286	278	258	564	515
Selected balance sheet and other information
ROE (2)	23.2%	26.0%	26.5%	24.5%	28.2%
NIM	2.82%	2.77%	2.70%	2.79%	2.73%
Efficiency ratio (3)	40.5%	40.4%	42.6%	40.5%	41.4%
Operating leverage (3)	5.5%	(0.3)%	(0.2)%	2.4%	2.5%
Average total earning assets, net	$634,900	$605,500	$579,800	$620,000	$577,800
Average loans and acceptances, net	643,500	614,100	586,700	628,600	584,300
Average deposits	664,800	630,600	588,000	647,600	583,800
AUA (4), (5)	405,400	362,700	355,300	405,400	355,300
Average AUA	385,700	357,200	347,900	371,300	345,600
PCL on impaired loans as a % of average net loans and acceptances	0.32%	0.31%	0.21%	0.32%	0.19%
Other selected information – Canadian Banking
Net income	$1,959	$1,967	$1,825	$3,926	$3,881
NIM	2.76%	2.72%	2.65%	2.74%	2.69%
Efficiency ratio	39.3%	39.2%	41.4%	39.3%	40.2%
Operating leverage	5.8%	(0.7)%	(0.6)%	2.5%	2.3%

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for the three months and six months ended April 30, 2024. For further details, refer to the Key corporate events section.
(2)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
(3)	See Glossary for composition of this measure.
(4)	AUA represents
period-end
spot balances and includes securitized residential mortgages and credit card loans as at April 30, 2024 of $16 billion and $6 billion, respectively (January 31, 2024 – $14 billion and $6 billion; April 30, 2023 – $15 billion and $8 billion).
(5)	Comparative amounts for the three months and six months ended April 30, 2023 have been revised from those previously presented.
Financial performance
Q2 2024 vs. Q2 2023
Net income increased $136 million or 7% from a year ago. The inclusion of HSBC Canada results decreased net income by $61 million, primarily attributable to $131 million
(after-tax)
of initial PCL on the performing loans purchased in the HSBC Canada transaction. Excluding HSBC Canada results, net income increased $197 million or 10%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 7% in Canadian Banking, partially offset by higher PCL.
Total revenue increased $692 million or 13%.
Canadian Banking revenue increased $664 million or 13%, of which $206 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $458 million or 9% was primarily due to higher net interest income reflecting higher spreads and average volume growth of 9% in deposits and 6% in loans.
Caribbean & U.S. Banking revenue increased $28 million or 11%, mainly due to higher net interest income reflecting improved spreads.
NIM was up 12 bps, mainly due to the impact of the higher interest rate environment and changes in asset mix. The inclusion of HSBC Canada also contributed to the increase reflecting the accretion of fair value adjustments. These factors were partially offset by competitive pricing pressures.
PCL increased $332 million or 79%, mainly due to higher provisions on impaired loans in our Canadian Banking retail and commercial portfolios in a few sectors, including the industrial products, consumer discretionary and other services sectors. The PCL on impaired loans ratio increased 11 bps. Higher provisions on performing loans also contributed to the increase, mainly reflecting $181 million of initial PCL on the performing loans purchased in the HSBC Canada transaction, partially offset by favourable changes to our macroeconomic forecast.
Non-interest
expense increased $171 million or 8%, of which $89 million reflects the inclusion of HSBC Canada non-interest
expense. The remaining increase of $82 million or 4% was primarily due to higher marketing costs largely associated with new client acquisition campaigns, ongoing technology investments and higher professional fees.

Royal Bank of Canada
  Second Quarter 2024

Q2 2024 vs. Q1 2024
Net income decreased $10 million from last quarter. The inclusion of HSBC Canada results decreased net income by $61 million, as noted above. Excluding HSBC Canada results, net income increased $51 million or 2%, primarily driven by lower PCL reflecting favourable changes to our macroeconomic forecast. In net interest income, higher spreads in Canadian Banking were largely offset by the impact of two less days in the current quarter.
NIM was up 5 bps, mainly due to the impact of the higher interest rate environment and changes in asset mix. The inclusion of HSBC Canada also contributed to the increase reflecting the accretion of fair value adjustments. These factors were partially offset by competitive pricing pressures.
Q2 2024 vs. Q2 2023 (Six months ended)
Net income increased $71 million or 2% from the same period last year. The inclusion of HSBC Canada results decreased net income by $61 million, as noted above. Excluding HSBC Canada results, net income increased $132 million or 3%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 7% in Canadian Banking, partially offset by higher PCL.
Total revenue increased $945 million or 9%, of which $206 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $739 million or 7% was primarily due to higher net interest income reflecting higher spreads and average volume growth of 9% in deposits and 6% in loans in Canadian Banking.
PCL increased $565 million or 69%, mainly due to higher provisions on impaired loans in our Canadian Banking retail and commercial portfolios across a few sectors, resulting in an increase of 13 bps in the PCL on impaired loans ratio. Higher provisions on performing loans also contributed to the increase, mainly reflecting $181 million of initial PCL on the performing loans purchased in the HSBC Canada transaction and unfavourable changes in credit quality, partially offset by favourable changes to our macroeconomic forecast.
Non-interest
expense increased $281 million or 6%, of which $89 million reflects the inclusion of HSBC Canada non-interest
expense. The remaining increase of $192 million or 4% was primarily due to higher marketing costs largely associated with new client acquisition campaigns, ongoing technology investments and higher staff-related costs.

Royal Bank of Canada
  Second Quarter 2024   17

Wealth Management

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	April 30 2024 (1)	January 31 2024	April 30 2023 (2)	April 30 2024 (1)	April 30 2023 (2)
Net interest income (3)	$1,136	$1,150	$1,089	$2,286	$2,305
Non-interest income (3)	3,482	3,387	3,305	6,869	6,649
Total revenue	4,618	4,537	4,394	9,155	8,954
PCL on performing assets	(19)	(27)	2	(46)	26
PCL on impaired assets	46	38	26	84	68
PCL	27	11	28	38	94
Non-interest expense	3,653	3,768	3,447	7,421	6,881
Income before income taxes	938	758	919	1,696	1,979
Net income	$769	$606	$719	$1,375	$1,549
Revenue by business
Canadian Wealth Management	$1,222	$1,177	$1,094	$2,399	$2,205
U.S. Wealth Management (including City National)	2,211	2,158	2,005	4,369	4,133
U.S. Wealth Management (including City National) (US$ millions)	1,622	1,609	1,477	3,231	3,062
Global Asset Management	705	725	634	1,430	1,317
International Wealth Management	300	317	323	617	611
Investor Services (4)	180	160	338	340	688
Selected balance sheet and other information
ROE (5)	13.5%	10.5%	11.9%	12.0%	12.6%
NIM	3.06%	3.07%	2.53%	3.06%	2.63%
Pre-tax margin (6)	20.3%	16.7%	20.9%	18.5%	22.1%
Number of advisors (7)	6,128	6,125	6,246	6,128	6,246
Average total earning assets, net	$151,100	$149,000	$176,600	$150,000	$177,000
Average loans and acceptances, net	112,400	111,900	114,200	112,200	114,200
Average deposits (4)	156,700	155,400	158,600	156,100	172,400
AUA (4), (8)	4,120,600	4,108,400	5,540,900	4,120,600	5,540,900
U.S. Wealth Management (including City National) (8)	840,700	803,400	737,500	840,700	737,500
U.S. Wealth Management (including City National) (US$ millions) (8)	610,800	597,800	544,300	610,800	544,300
Investor Services (8)	2,456,300	2,508,700	4,067,800	2,456,300	4,067,800
AUM (8)	1,214,100	1,141,200	1,074,900	1,214,100	1,074,900
Average AUA (4)	4,159,400	4,065,000	5,499,000	4,111,700	5,460,500
Average AUM	1,200,000	1,122,100	1,060,300	1,160,600	1,043,600
PCL on impaired loans as a % of average net loans and acceptances	0.17%	0.14%	0.10%	0.15%	0.11%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the six months ended
	Q2 2024 vs. Q2 2023	Q2 2024 vs. Q1 2024	Q2 2024 vs. Q2 2023
Increase (decrease):
Total revenue	$21	$41	$39
PCL	–	–	–
Non-interest expense	17	33	34
Net income	4	7	5
Percentage change in average U.S. dollar equivalent of C$1.00	–%	(1)%	–%
Percentage change in average British pound equivalent of C$1.00	(3)%	(1)%	(3)%
Percentage change in average Euro equivalent of C$1.00	–%	–%	(1)%

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for the three months and six months ended April 30, 2024. For further details, refer to the Key corporate events section.
(2)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months and six months ended April 30, 2023 have been revised from those previously presented.
(3)	Amounts for the three months and six months ended April 30, 2023 have been revised from those previously presented.
(4)	We completed the sale of RBC Investor Services operations in Europe, Jersey and the U.K. to CACEIS on July 3, 2023, December 1, 2023 and March 25, 2024, respectively (the sale of RBC Investor Services operations). For further details, refer to Note 6 of our Condensed Financial Statements.
(5)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to How we measure and report our business segments section.
(6)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(7)	Represents client-facing advisors across all of our Wealth Management businesses.
(8)	Represents period-end spot balances.

Royal Bank of Canada
  Second Quarter 2024

Financial performance
Q2 2024 vs. Q2 2023
Net income increased $50 million or 7% from a year ago, primarily due to higher fee-based
client assets reflecting market appreciation and net sales, which also drove higher variable compensation.
Total revenue increased $224 million or 5%.
Canadian Wealth Management revenue increased $128 million or 12%, primarily due to higher fee-based
client assets reflecting market appreciation and net sales.
U.S. Wealth Management (including City National) revenue increased $206 million or 10%. In U.S. dollars, revenue increased $145 million or 10%, mainly due to higher fee-based
client assets reflecting market appreciation and net sales. Higher net interest income largely driven by higher spreads also contributed to the increase.
Global Asset Management revenue increased $71 million or 11%, mainly due to higher fee-based
client assets reflecting market appreciation and net sales and changes in the fair value of seed capital investments.
International Wealth Management revenue decreased $23 million or 7%, primarily due to lower net interest income. This factor was partially offset by the impact of foreign exchange translation as well as higher fee-based
client assets reflecting market appreciation.
Investor Services revenue decreased $158 million or 47%, primarily reflecting reduced revenue following the sale of RBC Investor Services operations.
PCL decreased $1 million or 4%. Releases of provisions on performing loans in the current quarter in U.S. Wealth Management (including City National), mainly driven by favourable changes in credit quality, were largely offset by higher provisions on impaired loans primarily in the consumer staples sector. The PCL on impaired loans ratio increased 7 bps.
Non-interest
expense increased $206 million or 6%, primarily driven by higher variable compensation commensurate with increased commissionable revenue. Higher staff costs mainly reflecting continued investments in the operational infrastructure of City National also contributed to the increase. These factors were partially offset by reduced expenses following the sale of RBC Investor Services operations.
Q2 2024 vs. Q1 2024
Net income increased $163 million or 27% from last quarter, as the prior quarter included $115 million ($159 million before-tax)
relating to the cost of the FDIC special assessment. Higher
fee-based
client assets, reflecting market appreciation and net sales, also contributed to the increase.
Q2 2024 vs. Q2 2023 (Six months ended)
Net income decreased $174 million or 11% from the same period last year, mainly due to the cost of the FDIC special assessment, as noted above, and higher staff costs. These factors were partially offset by higher fee-based
client assets, which also drove higher variable compensation.
Total revenue increased $201 million or 2%, largely due to higher fee-based
client assets reflecting market appreciation and net sales. This factor was partially offset by reduced revenue following the sale of RBC Investor Services operations.
PCL decreased $56 million or 60%, mainly due to releases of provisions on performing loans in the current period in U.S. Wealth Management (including City National), primarily driven by favourable changes to our macroeconomic forecast as compared to provisions taken in the same period last year. This was partially offset by higher provisions on impaired loans. The PCL on impaired loans ratio increased 4 bps.
Non-interest
expense increased $540 million or 8%, mainly due to higher variable compensation commensurate with increased commissionable revenue. The cost of the FDIC special assessment, as noted above, and higher staff costs mainly reflecting continued investments in the operational infrastructure of City National also contributed to the increase. These factors were partially offset by reduced expenses following the sale of RBC Investor Services operations.

Royal Bank of Canada
  Second Quarter 2024   19

Insurance

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2024	January 31 2024	April 30 2023 (1), (2)	April 30 2024	April 30 2023 (1), (2)
Non-interest income
Insurance service result	$203	$187	$225	$390	$417
Insurance investment result	59	141	14	200	(59)
Other income	36	35	33	71	68
Total revenue	298	363	272	661	426
PCL	–	1	–	1	–
Non-interest expense	69	71	65	140	135
Income before income taxes	229	291	207	520	291
Net income	$177	$220	$170	$397	$237
Selected balances and other information
ROE	34.7%	40.5%	32.7%	37.9%	22.7%
Premiums and deposits (3)	$1,610	$1,346	$1,419	$2,956	$2,658
Contractual service margin (CSM) (4)	1,980	1,977	1,804	1,980	1,804

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	The 2023 restated results may not be fully comparable to the current period as we were not managing our asset and liability portfolios under IFRS 17.
(3)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(4)	Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.
Financial performance
Q2 2024 vs. Q2 2023
Net income increased $7 million or 4% from a year ago, largely due to higher insurance investment result from favourable investment-related experience. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.
Total revenue increased $26 million or 10%, primarily due to higher insurance investment result, as noted above.
Non-interest
expense increased $4 million or 6%.
Q2 2024 vs. Q1 2024
Net income decreased $43 million or 20% from last quarter, primarily due to lower insurance investment result as the prior quarter benefitted from the repositioning of our portfolio for the transition to IFRS 17. This factor was partially offset by higher insurance service result from improved claims experience in disability and life retrocession products.
Q2 2024 vs. Q2 2023 (Six months ended)
Net income increased $160 million or 68% from the same period last year, primarily due to higher insurance investment result from favourable investment-related experience as we repositioned our portfolio for the transition to IFRS 17. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.
Total revenue increased $235 million or 55%, primarily due to higher insurance investment result, as noted above.
Non-interest
expense increased $5 million or 4%.

Royal Bank of Canada
  Second Quarter 2024

Capital Markets

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2024 (1)	January 31 2024	April 30 2023 (2)	April 30 2024 (1)	April 30 2023 (2)
Net interest income (3)	$764	$661	$951	$1,425	$1,743
Non-interest income (3)	2,390	2,290	1,711	4,680	4,065
Total revenue (3)	3,154	2,951	2,662	6,105	5,808
PCL on performing assets	22	6	37	28	49
PCL on impaired assets	115	161	113	276	166
PCL	137	167	150	304	215
Non-interest expense	1,722	1,642	1,510	3,364	3,211
Income before income taxes	1,295	1,142	1,002	2,437	2,382
Net income	$1,262	$1,154	$962	$2,416	$2,203
Revenue by business
Corporate & Investment Banking	$1,672	$1,369	$1,363	$3,041	$2,686
Global Markets	1,498	1,742	1,393	3,240	3,278
Other	(16)	(160)	(94)	(176)	(156)
Selected balance sheet and other information
ROE (4)	16.3%	14.6%	13.9%	15.4%	14.8%
Average total assets	$1,154,300	$1,194,900	$1,002,200	$1,174,800	$1,099,100
Average trading securities	179,200	204,100	143,000	191,800	149,100
Average loans and acceptances, net	149,900	142,100	146,400	145,900	146,600
Average deposits	294,100	292,500	296,800	293,300	301,900
PCL on impaired loans as a % of average net loans and acceptances	0.31%	0.45%	0.32%	0.38%	0.24%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the six months ended
	Q2 2024 vs. Q2 2023	Q2 2024 vs. Q1 2024	Q2 2024 vs. Q2 2023
Increase (decrease):
Total revenue	$22	$46	$42
PCL	1	2	2
Non-interest expense	11	17	22
Net income	10	24	17
Percentage change in average U.S. dollar equivalent of C$1.00	–%	(1)%	–%
Percentage change in average British pound equivalent of C$1.00	(3)%	(1)%	(3)%
Percentage change in average Euro equivalent of C$1.00	–%	–%	(1)%

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for the three months and six months ended April 30, 2024. For further details, refer to the Key corporate events section.
(2)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months and six months ended April 30, 2023 have been revised from those previously presented.
(3)	The taxable equivalent basis (teb) adjustment for the three months ended April 30, 2024 was $(4) million (January 31, 2024 – $54 million; April 30, 2023 – $213 million) and for the six months ended April 30, 2024 was $50 million (April 30, 2023 – $329 million). For further discussion, refer to the How we measure and report our business segments section of our 2023 Annual Report.
(4)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
Financial performance
Q2 2024 vs. Q2 2023
Net income increased $300 million or 31% from a year ago, primarily driven by higher revenue in Corporate & Investment Banking and Global Markets, partially offset by higher compensation on increased results.
Total revenue increased $492 million or 18%.
Corporate & Investment Banking revenue increased $309 million or 23%, mainly due to higher M&A activity, loan syndication activity, as well as equity and debt origination across most regions. The prior year also included the reversal of loan underwriting markdowns primarily in the U.S.
Global Markets revenue increased $105 million or 8%, largely due to higher debt and equity origination across all regions and higher fixed income trading revenue in North America. These factors were partially offset by lower gains from the disposition of certain investment securities.
Other revenue improved $78 million or 83%, reflecting lower unallocated funding and capital costs, as well as the impact of fair value changes in our legacy U.S. portfolios.
PCL decreased $13 million or 9%, mainly due to lower provisions on performing loans, largely driven by favourable changes in credit quality, partially offset by initial PCL on the performing loans purchased in the HSBC Canada transaction.
Non-interest expense increased $212 million or 14%, mainly driven by higher compensation on increased results and ongoing technology investments.
Q2 2024 vs. Q1 2024
Net income increased $108 million or 9% from last quarter, mainly due to higher equity and debt origination, as well as higher M&A activity across all regions. The impact of fair value changes in our legacy U.S. portfolios and higher loan syndication activity across most regions also contributed to the increase. These factors were partially offset by lower fixed income trading revenue across most regions and higher taxes.

Royal Bank of Canada
  Second Quarter 2024   21

Q2 2024 vs. Q2 2023 (Six months ended)
Net income increased $213 million or 10% from the same period last year, mainly driven by higher revenue in Corporate & Investment Banking and lower taxes reflecting changes in earnings mix. These factors were partially offset by higher PCL, higher compensation on increased results and lower revenue in Global Markets.
Total revenue increased $297 million or 5%, mainly due to higher M&A activity across most regions, as well as higher debt and equity origination across all regions.
PCL increased $89 million or 41%, mainly reflecting higher provisions on impaired loans in a few sectors, including the real estate and related sector, partially offset by lower provisions in the consumer discretionary sector and higher recoveries in the oil and gas sector, resulting in an increase of 14 bps in the PCL on impaired loans ratio. This was partially offset by lower provisions on performing loans, mainly due to favourable changes to our macroeconomic forecast and credit quality.
Non-interest expense increased $153 million or 5%, mainly driven by higher compensation on increased results, ongoing technology investments, higher trade execution costs and the impact of foreign exchange translation.

Corporate Support

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2024	January 31 2024	April 30 2023	April 30 2024	April 30 2023
Net interest income (loss) (1), (2)	$323	$305	$242	$628	$429
Non-interest income (loss) (1), (2), (3)	(229)	(465)	(423)	(694)	(654)
Total revenue (1), (3)	94	(160)	(181)	(66)	(225)
PCL	2	–	–	2	–
Non-interest expense (3)	436	504	121	940	276
Income (loss) before income taxes (1)	(344)	(664)	(302)	(1,008)	(501)
Income taxes (recoveries) (1)	(35)	(205)	(216)	(240)	716
Net income (loss)	$(309)	$(459)	$(86)	$(768)	$(1,217)

(1)	Teb adjusted.
(2)	Amounts for the three and six months ended April 30, 2023 have been revised from those previously presented.
(3)	Revenue for the three months ended April 30, 2024 included gains of $64 million (January 31, 2024 and April 30, 2023 – gains of $222 million and gains of $11 million, respectively) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $60 million (January 31, 2024 and April 30, 2023 – $206 million and $19 million, respectively) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans. Revenue for the six months ended April 30, 2024 included gains of $286 million (April 30, 2023 – gains of $132 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $266 million (April 30, 2023 – $119 million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.
Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.
Total revenue and Income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up
of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in Income taxes (recoveries).
The teb amount for the three months ended April 30, 2024 was $(4) million, compared to $54 million in the prior quarter and $213 million in the same quarter last year. The teb amount for the six months ended April 30, 2024 was $50 million, compared to $329 million in the same period last year.
The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.
Q2 2024
Net loss was $309 million, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $282 million, partially offset by the after-tax impact of management of closing capital volatility related to the HSBC Canada transaction of $112 million, both of which are treated as specified items. Unallocated costs also contributed to the net loss.
Q1 2024
Net loss was $459 million, primarily due to the
after-tax
impact of the HSBC Canada transaction and integration costs of $218 million and the after-tax
impact of management of closing capital volatility related to the HSBC Canada transaction of $207 million, both of which are treated as specified items.
Q2 2023
Net loss was $86 million, primarily due to residual unallocated items, as well as the after-tax impact of the HSBC Canada transaction and integration costs of $43 million, which is treated as a specified item.

Royal Bank of Canada
  Second Quarter 2024

Q2 2024 (Six months ended)
Net loss was $768 million, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $500 million and the after-tax impact of management of closing capital volatility related to the HSBC Canada transaction of $95 million, both of which are treated as specified items. Unallocated costs also contributed to the net loss.
Q2 2023 (Six months ended)
Net loss was $1,217 million, primarily due to the impact of the CRD and other tax related adjustments of $1,050 million, which is treated as a specified item.
For further details on specified items, refer to the Key performance and non-GAAP
measures section.

Quarterly results and trend analysis
Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):
Quarterly results
(1), (2)

	2024		2023 (3)				2022
(Millions of Canadian dollars, except per share and percentage amounts)	Q2 (4)	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Personal & Commercial Banking	$5,990	$5,794	$5,718	$5,563	$5,298	$5,541	$5,419	$5,182
Wealth Management (5)	4,618	4,537	4,188	4,402	4,394	4,560	4,287	3,997
Insurance (2)	298	363	248	336	272	154	644	1,233
Capital Markets (5), (6)	3,154	2,951	2,564	2,679	2,662	3,146	2,505	1,889
Corporate Support (6)	94	(160)	(33)	(3)	(181)	(44)	(288)	(169)
Total revenue	14,154	13,485	12,685	12,977	12,445	13,357	12,567	12,132
PCL	920	813	720	616	600	532	381	340
PBCAE (7)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	116	850
Non-interest expense	8,308	8,324	8,059	7,765	7,400	7,589	7,209	6,386
Income before income taxes	4,926	4,348	3,906	4,596	4,445	5,236	4,861	4,556
Income taxes	976	766	(33)	736	765	2,103	979	979
Net income	$3,950	$3,582	$3,939	$3,860	$3,680	$3,133	$3,882	$3,577
EPS – basic	$2.75	$2.50	$2.77	$2.73	$2.60	$2.23	$2.75	$2.52
– diluted	2.74	2.50	2.76	2.73	2.60	2.23	2.74	2.51
Effective income tax rate	19.8%	17.6%	(0.8)%	16.0%	17.2%	40.2%	20.1%	21.5%
Period average US$ equivalent of C$1.00	$0.734	$0.745	$0.732	$0.750	$0.737	$0.745	$0.739	$0.783

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)	Effective November 1, 2023, we adopted IFRS 17. The quarterly trend for the Insurance segment will not be fully comparable across the periods presented as they have been prepared under a different basis of accounting. The 2023 results have been restated as part of our adoption of IFRS 17 while results for the fiscal 2022 periods are reported in accordance with IFRS 4
Insurance Contracts
.
(3)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(4)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal & Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to the Key corporate events section.
(5)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results have been revised from those previously presented.
(6)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section of our 2023 Annual Report.
(7)	As part of our adoption of IFRS 17, Insurance policyholder benefits, claims and acquisition expense (PBCAE) is no longer applicable. 2023 amounts have been restated from those previously presented.
n.a.	not applicable
Seasonality
Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months, which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.
Trend analysis
Earnings over the period have been impacted by the factors noted below.
Personal & Commercial Banking revenue has benefitted from solid volume growth in loans and deposits over the period. NIM has been favourably impacted over the majority of the period by the higher interest rate environment. NIM was adversely impacted by a shift in deposit mix over fiscal 2023 and 2024. HSBC Canada revenue has been included since the transaction closed on March 28, 2024.

Royal Bank of Canada
  Second Quarter 2024   23

Wealth Management revenue has generally benefitted from growth in average fee-based
client assets, which was impacted by market conditions, and volume growth in loans. The higher interest rate environment also favourably impacted revenue over the majority of the period. The revenue of RBC Brewin Dolphin has been included since the acquisition closed on September 27, 2022. On July 3, 2023, we completed the sale of the European asset servicing activities of RBC Investor Services and its associated Malaysian centre of excellence. The fourth quarter of 2023 reflected impairment losses on our interest in an associated company.
As part of our adoption of IFRS 17, effective November 1, 2023, fluctuations in Insurance revenue are reflective of market conditions and insurance experience, while new business gains are deferred through CSM.
Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity. In the second half of fiscal 2022, there was a decline in global investment banking fee pools amidst challenging market conditions, including the impact of loan underwriting markdowns in the third quarter. In 2023, we saw strong client activity, driving higher sales & trading revenues which continued in the first quarter of 2024. We also saw an increase in investment banking activity in the second quarter of 2024.
PCL is comprised of provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets fluctuated over the period as it is impacted by changes in credit quality, macroeconomic conditions, and exposures. Provisions on performing assets over the period have generally been reflective of unfavourable changes in credit quality and our macroeconomic forecast. The second quarter of 2024 includes initial PCL on the performing loans purchased in the HSBC Canada transaction. PCL on impaired assets was low during the early part of the period, but has generally trended upwards over the remainder of the period.
As part of our adoption of IFRS 17, effective November 1, 2023, PBCAE is no longer applicable, and 2023 amounts have been restated from those previously presented (refer to Note 2 of our Condensed Financial Statements for further details on these changes).
Non-interest
expense has been impacted by fluctuations in variable compensation over the period, commensurate with fluctuations in revenue and earnings. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period also reflect investments in staff and technology.
Non-interest
expenses of RBC Brewin Dolphin have been included since the acquisition closed on September 27, 2022. Beginning in fiscal 2023, expenses have also included HSBC Canada transaction and integration costs. HSBC Canada non-interest expenses have been included since the transaction closed on March 28, 2024.
Our effective income tax rate has fluctuated over the period, mostly due to varying levels of tax adjustments and changes in earnings mix. The first quarter of 2023 reflects the impact of the CRD and other tax related adjustments. The fourth quarter of 2023 reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities.

Financial condition

Condensed balance sheets

	As at
(Millions of Canadian dollars)	April 30 2024	October 31 2023 (1)
Assets
Cash and due from banks	$61,373	$61,989
Interest-bearing deposits with banks	38,459	71,086
Securities, net of applicable allowance (2)	412,553	409,730
Assets purchased under reverse repurchase agreements and securities borrowed	301,797	340,191
Loans
Retail	612,687	569,951
Wholesale	353,567	287,826
Allowance for loan losses	(5,715)	(5,004)
Other – Derivatives	130,199	142,450
– Other	126,130	128,312
Total assets	$2,031,050	$2,006,531
Liabilities
Deposits	$1,327,603	$1,231,687
Other – Derivatives	136,568	142,629
– Other	431,811	505,682
Subordinated debentures	13,464	11,386
Total liabilities	1,909,446	1,891,384
Equity attributable to shareholders	121,504	115,048
Non-controlling interests	100	99
Total equity	121,604	115,147
Total liabilities and equity	$2,031,050	$2,006,531

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	Securities are comprised of trading and investment securities.

Royal Bank of Canada
  Second Quarter 2024

Q2 2024 vs. Q4 2023
Total assets increased $25 billion or 1% from October 31, 2023. Foreign exchange translation decreased total assets by $24 billion.
Interest-bearing deposits with banks decreased $33 billion or 46%, primarily due to lower deposits with central banks reflecting short-term cash management activities.
Securities, net of applicable allowance, increased $3 billion or 1%, mainly due to the HSBC Canada transaction. For further details, refer to Note 6 of our Condensed Financial Statements. Higher equity trading securities reflecting favourable market conditions also contributed to the increase. These factors were largely offset by lower government debt trading securities and the impact of foreign exchange translation.
Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $38 billion or 11%, reflecting decreased client demand.
Loans (net of Allowance for loan losses) increased $108 billion or 13%, primarily attributable to the HSBC Canada transaction and volume growth in wholesale loans.
Derivative assets decreased $12 billion or 9%, mainly attributable to the impact of foreign exchange translation and lower fair values on interest rate contracts, partially offset by higher fair values on foreign exchange and equity contracts.
Other assets decreased $2 billion or 2%, largely due to lower customers’ liability under acceptances partially offset by higher goodwill and intangible assets from the HSBC Canada transaction.
Total liabilities increased $18 billion or 1%. Foreign exchange translation decreased total liabilities by $24 billion.
Deposits increased $96 billion or 8%, primarily due to the HSBC Canada transaction and an increase in retail term deposits attributable to clients’ investment preferences.
Derivative liabilities decreased $6 billion or 4%, mainly attributable to the impact of foreign exchange translation and lower fair values on interest rate contracts, partially offset by higher fair values on foreign exchange and equity contracts.
Other liabilities decreased $74 billion or 15%, primarily due to lower obligations related to repurchase agreements (repos) reflecting decreased client demand and lower acceptances.
Total equity increased $6 billion or 6%, reflecting earnings, net of dividends, and the issuance of limited recourse capital notes and common shares.

Off-balance sheet arrangements
In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our consolidated balance sheets.
Off-balance
sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the purchase or issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risks, which are discussed in the Risk management section of this Q2 2024 Report to Shareholders.
The following provides an update to our significant off-balance sheet transactions, which are described on pages 60 to 63 of our 2023 Annual Report.
Involvement with unconsolidated structured entities
RBC-administered multi-seller conduits
We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. Our maximum exposure to loss under these transactions primarily relates to backstop liquidity and partial credit enhancement facilities extended to the conduits. As at April 30, 2024, the total assets of the multi-seller conduits were $57 billion (October 31, 2023 – $54 billion) and our maximum exposure to loss was $58 billion (October 31, 2023 – $55 billion). The increase reflects higher securitization activities since October 31, 2023, primarily in the auto and truck loans and leases asset class.
As at April 30, 2024, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $38 billion (October 31, 2023 – $37 billion). The rating agencies that rate the ABCP rated 100% (October 31, 2023 – 100%) of the total amount issued within the top ratings category.

Risk management

Credit risk
Credit risk is the risk of loss associated with an obligor’s potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance
sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading
activities.
Our Enterprise Credit Risk Management Framework (ECRMF) and supporting credit policies are designed to clearly define roles and responsibilities, acceptable practices, limits and key controls. There have been no material changes to our ECRMF as described in our 2023 Annual Report.

Royal Bank of Canada
  Second Quarter 2024   25

Residential mortgages and home equity lines of credit (insured vs. uninsured)

(1)
Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

	As at April 30, 2024
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$8,484	43%	$11,094	57%	$19,578	$1,659
Quebec	12,107	26	34,488	74	46,595	3,251
Ontario	32,467	15	183,690	85	216,157	17,773
Alberta	19,246	45	23,656	55	42,902	4,465
Saskatchewan and Manitoba	8,542	41	12,050	59	20,592	1,752
B.C. and territories	13,040	15	74,466	85	87,506	7,861
Total Canada (5)	93,886	22	339,444	78	433,330	36,761
U.S.	–	–	32,893	100	32,893	2,119
Other International	–	–	3,152	100	3,152	1,521
Total International	–	–	36,045	100	36,045	3,640
Total	$93,886	20%	$375,489	80%	$469,375	$40,401

	As at January 31, 2024
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$8,448	44%	$10,840	56%	$19,288	$1,637
Quebec	11,708	27	31,778	73	43,486	3,137
Ontario	30,167	15	169,410	85	199,577	16,744
Alberta	18,714	45	22,602	55	41,316	4,352
Saskatchewan and Manitoba	8,473	42	11,846	58	20,319	1,741
B.C. and territories	11,737	16	62,374	84	74,111	7,083
Total Canada (5)	89,247	22	308,850	78	398,097	34,694
U.S.	–	–	32,374	100	32,374	1,986
Other International	–	–	3,093	100	3,093	1,582
Total International	–	–	35,467	100	35,467	3,568
Total	$89,247	21%	$344,317	79%	$433,564	$38,262

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Includes $40,383 million and $18 million of uninsured and insured home equity lines of credit, respectively (January 31, 2024 – $38,242 million and $20 million, respectively), reported within the personal loan category. The amounts in U.S. and Other International include term loans collateralized by residential properties.
(3)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.
(4)	Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(5)	Total consolidated residential mortgages in Canada of $433 billion (January 31, 2024 – $398 billion) includes $12 billion (January 31, 2024 – $12 billion) of mortgages with commercial clients in Canadian Banking, of which $9 billion (January 31, 2024 – $9 billion) are insured, and $18 billion (January 31, 2024 – $18 billion) of residential mortgages in Capital Markets, of which $18 billion (January 31, 2024 – $18 billion) are held for securitization purposes. All of the residential mortgages held for securitization purposes are insured (January 31, 2024 – all insured).
Residential mortgages portfolio by amortization period
(1)
The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

	As at
	April 30 2024			January 31 2024
	Canada (2)	U.S. and other International	Total	Canada (2)	U.S. and other International	Total
Amortization period
≤ 25 years	58%	28%	56%	58%	27%	55%
> 25 years ≤ 30 years	21	72	25	21	73	25
> 30 years ≤ 35 years	2	–	1	1	–	1
> 35 years	19	–	18	20	–	19
Total	100%	100%	100%	100%	100%	100%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Our policy is to originate mortgages with amortization periods of 30 years or less. Amortization periods greater than 30 years reflect the impact of increases in interest rates on our variable rate mortgage portfolios. For these loans, the amortization period resets to the original amortization schedule upon renewal. We do not originate mortgage products with a structure that would result in negative amortization, as payments on variable rate mortgages automatically increase to ensure accrued interest is covered.

Royal Bank of Canada
  Second Quarter 2024

Average
loan-to-value
(LTV) ratios
(1)
The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan
®
products by geographic region, as well as the respective LTV ratios for our total Canadian Banking residential mortgage portfolio outstanding.

	For the three months ended				For the six months ended
	April 30 2024		January 31 2024		April 30 2024
	Uninsured		Uninsured		Uninsured
	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)
Average of newly originated and acquired for the period, by region (4)
Atlantic provinces	61%	66%	70%	69%	65%	67%
Quebec	55	60	69	68	58	63
Ontario	56	56	70	62	58	57
Alberta	59	61	72	68	60	63
Saskatchewan and Manitoba	62	66	71	71	65	68
B.C. and territories	45	46	67	61	47	49
U.S.	71	n.m.	72	n.m.	72	n.m.
Other International	69	n.m.	73	n.m.	71	n.m.
Average of newly originated and acquired for the period (5), (6), (7)	52%	53%	70%	64%	55%	56%
Total Canadian Banking residential mortgages portfolio (8), (9)	57%	49%	58%	48%	57%	49%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan products.
(3)	RBC Homeline Plan products are comprised of both residential mortgages and home equity lines of credit.
(4)	Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(5)	The average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan products are calculated on a weighted basis by mortgage amounts at origination.
(6)	For newly originated mortgages and RBC Homeline Plan products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
(7)	Includes the acquired HSBC Canada portfolio. Excluding the acquired HSBC Canada portfolio, the average of newly originated and acquired residential mortgages and RBC Homeline Plan products for the three months ended April 30, 2024 was 70% and 65%, respectively, and for the six months ended April 30, 2024 was 70% and 64%, respectively.
(8)	Weighted by mortgage balances and adjusted for property values based on the Teranet-National Bank House Price Index ‡ .
(9)	Includes the acquired HSBC Canada portfolio. Excluding the acquired HSBC Canada portfolio, the total Canadian Banking residential mortgages portfolio for residential mortgages and RBC Homeline Plan products for the three months ended April 30, 2024 was 58% and 49%, respectively, and for the six months ended April 30, 2024 was 58% and 49%, respectively.
n.m.	not meaningful
Net International wholesale exposure by region, asset type and client type

(1), (2)
The following table provides a breakdown of our credit risk exposure by region, asset type and client type.

	As at
	April 30 2024								January 31 2024
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
Europe (excluding U.K.)	$14,380	$28,137	$6,048	$4,005	$21,838	$13,471	$17,261	$52,570	$48,913
U.K.	10,458	12,018	5,777	2,888	16,113	4,960	10,068	31,141	44,991
Caribbean	6,834	12,144	1,887	1,784	10,372	4,293	7,984	22,649	20,092
Asia-Pacific	5,509	30,688	3,052	1,458	16,735	19,821	4,151	40,707	49,585
Other (4)	1,763	1,638	2,164	23	2,182	1,546	1,860	5,588	6,800
Net International exposure (5), (6)	$38,944	$84,625	$18,928	$10,158	$67,240	$44,091	$41,324	$152,655	$170,381

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Exposures are calculated on a fair value basis and net of collateral, which includes $362 billion against repo-style transactions (January 31, 2024 – $383 billion) and $16 billion against derivatives (January 31, 2024 – $15 billion).
(3)	Securities include $14 billion of trading securities (January 31, 2024 – $14 billion), $31 billion of deposits (January 31, 2024 – $50 billion), and $40 billion of investment securities (January 31, 2024 – $41 billion).
(4)	Includes exposures in the Middle East, Africa and Latin America.
(5)	Excludes $6,846 million (January 31, 2024 – $5,789 million) of exposures to supranational agencies.
(6)	Reflects $3,788 million of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk (January 31, 2024 – $2,211 million).

Royal Bank of Canada
  Second Quarter 2024   27

Credit quality performance
The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets:
Gross impaired loans

	As at and for the three months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2024	January 31 2024	October 31 2023
Personal & Commercial Banking	$2,908	$2,402	$1,905
Wealth Management	586	554	514
Capital Markets	1,838	1,242	1,285
Total GIL	$5,332	$4,198	$3,704
Impaired loans, beginning balance	$4,198	$3,704	$3,284
Classified as impaired during the period (new impaired) (1)	1,712	1,494	1,063
Net repayments (1)	(146)	(165)	(166)
Amounts written off	(546)	(610)	(466)
Other (2)	114	(225)	(11)
Impaired loans, balance at end of period	$5,332	$4,198	$3,704
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.55%	0.48%	0.42%
Personal & Commercial Banking	0.42%	0.39%	0.31%
Canadian Banking	0.38%	0.35%	0.26%
Caribbean Banking	3.27%	3.29%	3.45%
Wealth Management	0.51%	0.50%	0.44%
Capital Markets	1.17%	0.85%	0.89%

(1)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(2)	Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, and foreign exchange translation and other movements.
Q2 2024 vs. Q1 2024
Total GIL increased $1,134 million or 27% from last quarter, and the total GIL ratio increased 7 bps, primarily due to higher impaired loans in Capital Markets and Personal & Commercial Banking which includes credit impaired loans of $173 million purchased in the HSBC Canada transaction.
GIL in Personal & Commercial Banking increased $506 million or 21%, primarily due to higher impaired loans in our Canadian Banking commercial and retail portfolios, as well as credit impaired loans purchased in the HSBC Canada transaction.
GIL in Wealth Management increased $32 million or 6%, mainly due to higher impaired loans in a few sectors including the utilities and investments sectors, partially offset by lower impaired loans in the telecom and media sector.
GIL in Capital Markets increased $596 million or 48%, primarily due to higher impaired loans in the financing products and real estate and related sectors.
Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	April 30 2024	January 31 2024	October 31 2023
Personal & Commercial Banking	$4,390	$3,980	$3,718
Wealth Management	563	548	618
Capital Markets	1,119	1,101	1,012
Corporate Support and other	2	1	–
ACL on loans	6,074	5,630	5,348
ACL on other financial assets (1)	23	20	18
Total ACL	$6,097	$5,650	$5,366
ACL on loans is comprised of:
Retail	$2,837	$2,725	$2,591
Wholesale	1,732	1,605	1,609
ACL on performing loans	$4,569	$4,330	$4,200
ACL on impaired loans	1,505	1,300	1,148

(1)	ACL on other financial assets mainly represents allowances on debt securities measured at FVOCI and amortized cost, accounts receivable and financial guarantees.
Q2 2024 vs. Q1 2024
Total ACL increased $447 million or 8% from last quarter, primarily reflecting an increase of $444 million in ACL on loans.
ACL on performing loans increased $239 million or 6%, primarily reflecting $193 million of initial allowances on the performing loans purchased in the HSBC Canada transaction.
ACL on impaired loans increased $205 million or 16%, primarily due to higher ACL in Personal & Commercial Banking.
For further details, refer to Note 5 of our Condensed Financial Statements.

Royal Bank of Canada
  Second Quarter 2024

Market risk
Market risk is defined to be the impact of market factors and prices upon our financial condition. This includes potential financial gains or losses due to changes in market-determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Management Framework from the framework described in our 2023 Annual Report. Using that framework, we continuously seek to ensure that our market risk exposure is consistent with risk appetite constraints set by the Board of Directors.
Market risk controls include limits on probabilistic measures of potential loss in trading positions, such as
Value-at-Risk
(VaR) and stress testing. Market risk controls are also in place to manage Interest Rate Risk in the Banking Book (IRRBB). To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios, and time horizons. There has been no material change to the VaR or IRRBB measurement methodology, controls, or limits from those described in our 2023 Annual Report. For further details on our approach to the management of market risk, refer to the Market risk section of our 2023 Annual Report.
Market risk measures – FVTPL positions
VaR and Trading VaR
The following table presents our Market risk VaR and Trading VaR figures:

	April 30, 2024				January 31, 2024		April 30, 2023 (1)
		For the three months ended				For the three months ended		For the three months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	As at	Average
Equity	$12	$10	$16	$6	$10	$9	$10	$11
Foreign exchange	3	4	6	2	3	4	2	3
Commodities	7	5	7	5	5	5	4	5
Interest rate (2)	36	26	36	22	30	34	28	31
Credit specific (3)	7	7	9	7	8	7	5	5
Diversification (4)	(33)	(24)	n.m.	n.m.	(31)	(29)	(30)	(33)
Trading VaR	$32	$28	$41	$20	$25	$30	$19	$22
Total VaR	$45	$86	$121	$35	$123	$122	$41	$47

	April 30, 2024				April 30, 2023 (1)
		For the six months ended				For the six months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average
Equity	$12	$9	$16	$6	$10	$13
Foreign exchange	3	4	7	2	2	3
Commodities	7	5	7	4	4	6
Interest rate (2)	36	30	44	22	28	31
Credit specific (3)	7	7	9	7	5	5
Diversification (4)	(33)	(26)	n.m.	n.m.	(30)	(34)
Trading VaR	$32	$29	$41	$20	$19	$24
Total VaR	$45	$104	$138	$35	$41	$51

(1)	Amounts have been revised from those previously presented to align with a trading VaR view.
(2)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(3)	Credit specific risk captures issuer-specific credit spread volatility.
(4)	Trading VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
n.m.	not meaningful
Q2 2024 vs. Q2 2023
Average Trading VaR of $28 million increased $6 million from a year ago, primarily driven by a reduced benefit from diversification, partially offset by exposure changes in our fixed income portfolios.
Average total VaR of $86 million increased $39 million, primarily driven by the impact of management of closing capital volatility related to the HSBC Canada transaction, partially offset by reduced exposures in loan underwriting commitments and fixed income portfolios.
Q2 2024 vs. Q1 2024
Average Trading VaR of $28 million decreased $2 million from last quarter, primarily driven by exposure changes in our interest rate derivative and fixed income portfolios.
Average total VaR of $86 million decreased $36 million, primarily due to the impact of management of closing capital volatility related to the HSBC Canada transaction.
Q2 2024 vs. Q2 2023 (Six months ended)
Average Trading VaR of $29 million increased $5 million from the same period last year, largely driven by a reduced benefit from diversification, partially offset by exposure changes in our equity derivatives portfolio.
Average total VaR of $104 million increased $53 million, primarily due to the impact of management of closing capital volatility related to the HSBC Canada transaction.

Royal Bank of Canada
  Second Quarter 2024   29

The following chart displays a bar graph of our daily trading profit and loss and a line graph of our daily market risk VaR. We incurred no net trading losses in the three months ended April 30, 2024 and January 31, 2024.

(1)	Trading revenue (teb) in the chart above excludes the impact of loan underwriting commitments.
(2)	In Q4 2023, VaR amounts in the chart above were revised from those previously presented to reflect Trading VaR corresponding to our trading portfolios.
Market risk measures for assets and liabilities of RBC Insurance
®
1
We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets measured at FVTPL. Consequently, changes in the fair values of these assets are largely offset by changes in the discount rates used in the measurement of insurance and reinsurance contract assets and liabilities, and the impacts of both are reflected in Insurance investment result in the Consolidated Statements of Income. As at April 30, 2024, we held assets in support of $19 billion of insurance contract liabilities net of insurance contract assets and reinsurance contracts held balances (January 31, 2024 – $19 billion).
Market risk measures – IRRBB sensitivities
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected EVE and
12-month
NII, assuming no subsequent hedging. Interest rate risk measures are based on current on- and off-balance
sheet positions which can change over time in response to business activity and management actions.

	April 30 2024						January 31 2024		April 30 2023
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact	Total	Canadian dollar impact	U.S. dollar impact	Total	EVE risk	NII risk (1)	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates	$(1,879)	$(270)	$(2,149)	$134	$191	$325	$(1,649)	$535	$(1,726)	$824
100 bps decrease in rates	1,801	2	1,803	(190)	(268)	(458)	1,309	(622)	1,507	(894)

(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
As at April 30, 2024, an immediate and sustained
-100
bps shock would have had a negative impact to our NII of $458 million, down from $622 million last quarter. An immediate and sustained +100 bps shock as at April 30, 2024 would have had a negative impact to the bank’s EVE of $2,149 million, up from $1,649 million last quarter. The quarter-over-quarter changes in NII and EVE sensitivities are largely attributed to net growth in fixed rate assets. During the second quarter of 2024, NII and EVE risks remained within approved limits.

1	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.

Royal Bank of Canada
  Second Quarter 2024

Linkage of market risk to selected balance sheet items
The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading
market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at April 30, 2024
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$61,373	$–	$61,373	Interest rate
Interest-bearing deposits with banks	38,459	1	38,458	Interest rate
Securities
Trading	173,566	151,456	22,110	Interest rate, credit spread
Investment, net of applicable allowance	238,987	–	238,987	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	301,797	266,802	34,995	Interest rate
Loans
Retail	612,687	–	612,687	Interest rate
Wholesale	353,567	16,297	337,270	Interest rate
Allowance for loan losses	(5,715)	–	(5,715)	Interest rate
Other
Derivatives	130,199	127,529	2,670	Interest rate, foreign exchange
Other assets	110,346	11,197	99,149	Interest rate
Assets not subject to market risk (3)	15,784
Total assets	$2,031,050	$573,282	$1,441,984
Liabilities subject to market risk
Deposits	$1,327,603	$57,145	$1,270,458	Interest rate
Other
Obligations related to securities sold short	31,487	31,219	268	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	279,721	258,589	21,132	Interest rate
Derivatives	136,568	126,473	10,095	Interest rate, foreign exchange
Other liabilities	95,744	14,203	81,541	Interest rate
Subordinated debentures	13,464	–	13,464	Interest rate
Liabilities not subject to market risk (4)	24,859
Total liabilities	$1,909,446	$487,629	$1,396,958
Total equity	121,604
Total liabilities and equity	$2,031,050

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other material
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Royal Bank of Canada
  Second Quarter 2024   31

	As at January 31, 2024
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$74,347	$–	$74,347	Interest rate
Interest-bearing deposits with banks	61,080	1	61,079	Interest rate
Securities
Trading	193,597	171,135	22,462	Interest rate, credit spread
Investment, net of applicable allowance	212,216	–	212,216	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	347,871	312,834	35,037	Interest rate
Loans
Retail	569,894	2	569,892	Interest rate
Wholesale	293,721	7,144	286,577	Interest rate
Allowance for loan losses	(5,299)	–	(5,299)	Interest rate
Other
Derivatives	105,038	101,688	3,350	Interest rate, foreign exchange
Other assets	106,130	9,017	97,113	Interest rate
Assets not subject to market risk (3)	15,810
Total assets	$1,974,405	$601,821	$1,356,774
Liabilities subject to market risk
Deposits	$1,241,168	$56,202	$1,184,966	Interest rate
Other
Obligations related to securities sold short	35,012	35,007	5	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	334,490	313,197	21,293	Interest rate
Derivatives	106,974	98,998	7,976	Interest rate, foreign exchange
Other liabilities	107,065	13,166	93,899	Interest rate
Subordinated debentures	11,525	–	11,525	Interest rate
Liabilities not subject to market risk (4)	21,683
Total liabilities	$1,857,917	$516,570	$1,319,664
Total equity	116,488
Total liabilities and equity	$1,974,405

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other material
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Royal Bank of Canada
  Second Quarter 2024

Liquidity and funding risk
Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance
sheet and
off-balance
sheet cash flows.
Our liquidity risk management activities are conducted in accordance with internal frameworks and policies, including the Enterprise Risk Management Framework (ERMF), the Enterprise Risk Appetite Framework (ERAF), the Enterprise Liquidity Risk Management Framework (LRMF), the Enterprise Liquidity Risk Policy, and the Enterprise Pledging Policy. Collectively, our frameworks and policies establish liquidity and funding management requirements appropriate for the execution of our strategy and ensuring liquidity risk remains within our risk appetite. There have been no material changes as described in our 2023 Annual Report.
Liquidity reserve
Our liquidity reserve consists only of available unencumbered liquid assets. Although unused wholesale funding capacity could be another potential source of liquidity, it is excluded in the determination of the liquidity reserve.

	As at April 30, 2024
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$99,832	$–	$99,832	$3,395	$96,437
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	313,620	327,290	640,910	384,177	256,733
Other securities	146,643	124,589	271,232	158,033	113,199
Other liquid assets (2)	33,214	–	33,214	28,047	5,167
Total liquid assets	$593,309	$451,879	$1,045,188	$573,652	$471,536

	As at January 31, 2024
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$137,887	$–	$137,887	$3,075	$134,812
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	320,261	373,167	693,428	438,250	255,178
Other securities	138,801	126,761	265,562	157,158	108,404
Other liquid assets (2)	27,886	–	27,886	24,768	3,118
Total liquid assets	$624,835	$499,928	$1,124,763	$623,251	$501,512

	As at
(Millions of Canadian dollars)	April 30 2024	January 31 2024
Royal Bank of Canada	$228,869	$215,036
Foreign branches	50,871	76,053
Subsidiaries	191,796	210,423
Total unencumbered liquid assets	$471,536	$501,512

(1)	Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(2)	Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to over-the-counter and exchange-traded derivative transactions.
The liquidity reserve is typically most affected by routine flows of retail and commercial client banking activities, where liquid asset portfolios reflect changes in deposit and loan balances, as well as business strategies and client flows related to the activities in Capital Markets. Corporate Treasury also affects liquidity reserves through the management of funding issuances, which could result in timing differences between when debt is issued and funds are deployed into business activities.
Q2 2024 vs. Q1 2024
Total unencumbered liquid assets decreased $30 billion or 6% from last quarter, mainly due to a decrease in cash and deposits with banks, reflecting lower deposits with central banks for short-term cash management activities as well as loan growth.

Royal Bank of Canada
  Second Quarter 2024   33

Asset encumbrance
The table below provides a summary of our
on-
and
off-balance
sheet amounts for cash, securities and other assets, distinguishing between those that are encumbered, and those available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at April 30, 2024, our unencumbered assets available as collateral comprised 24% of total assets (January 31, 2024 – 25%).

	As at
	April 30 2024					January 31 2024
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total
Cash and deposits with banks	$–	$3,395	$96,437	$–	$99,832	$–	$3,075	$134,812	$–	$137,887
Securities
Trading	80,608	–	100,152	2,400	183,160	94,705	–	108,905	2,302	205,912
Investment, net of applicable allowance	15,584	–	223,403	–	238,987	7,850	–	204,366	–	212,216
Assets purchased under reverse repurchase agreements and securities borrowed (4)	470,479	29,326	9,980	1,541	511,326	512,994	27,480	10,936	1,986	553,396
Loans
Retail
Mortgage securities	28,729	–	29,559	–	58,288	26,090	–	28,879	–	54,969
Mortgage loans	74,336	–	39,948	296,803	411,087	72,716	–	34,489	271,390	378,595
Non-mortgage loans	6,272	–	–	137,040	143,312	5,997	–	–	130,333	136,330
Wholesale	–	–	27,476	326,091	353,567	–	–	24,279	269,716	293,995
Allowance for loan losses	–	–	–	(5,715)	(5,715)	–	–	–	(5,299)	(5,299)
Segregated fund net assets	–	–	–	–	–	–	–	–	–	–
Other
Derivatives	–	–	–	130,199	130,199	–	–	–	105,038	105,038
Others (5)	28,047	–	5,167	92,916	126,130	24,768	–	3,118	91,320	119,206
Total assets	$704,055	$32,721	$532,122	$981,275	$2,250,173	$745,120	$30,555	$549,784	$866,786	$2,192,245

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)	Represents assets that are immediately available for use as collateral, including National Housing Act Mortgage-Backed Securities (NHA MBS), our unencumbered mortgage loans that qualify as eligible collateral at Federal Home Loan Banks (FHLB), as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the Federal Reserve Bank of New York (FRBNY).
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
(4)	Includes bank-owned liquid assets and securities received as collateral from off-balance
sheet securities financing, derivative transactions, and margin lending. Includes $29 billion (January 31, 2024 – $27 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.
(5)	The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.
Q2 2024 vs. Q1 2024
Total unencumbered assets available as collateral decreased $18 billion or 3% from last quarter, mainly due to a reduction in cash and deposits with banks, partially offset by an increase in on-balance sheet securities as well as higher available loan balances eligible as collateral at FHLB.
Funding
Funding strategy
Maintaining a diversified funding base is a key strategy for managing our liquidity risk profile.
Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal as well as the stable portion of our commercial and institutional deposits, is the foundation of our structural liquidity position.
Wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions.
We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency and generally reduces financing costs.
We regularly assess our funding concentration and have implemented limits on certain funding sources to support diversification of our funding base.
Deposit and funding profile
As at April 30, 2024, relationship-based deposits, which are the primary source of funding for retail and commercial lending, were $943 billion or 57% of our total funding (January 31, 2024 – $847 billion or 52%). Relationship-based deposits attributable to the HSBC Canada transaction were $75 billion, or 5% of our total funding. The remaining portion is comprised of short- and long-term wholesale funding.
Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.

Royal Bank of Canada
  Second Quarter 2024

Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at April 30, 2024, the notional value of issued and outstanding long-term debt subject to conversion under the
Bail-in
regime was $109 billion (January 31, 2024 – $106 billion).
For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.
Long-term debt issuance
We operate long-term debt issuance registered programs. The following table summarizes our registered programs and their authorized limits by geography:

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$75 billion	• European Debt Issuance Program – US$75 billion

• Global Covered Bond Program – € 75 billion

• Japanese Issuance Programs – ¥1 trillion
We also raise long-term funding using Canadian Senior Notes, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).
As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product.

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year	(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds
The following table shows the composition of wholesale funding based on remaining term to maturity:
Composition of wholesale funding
(1)

	As at April 30, 2024
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$3,947	$312	$–	$116	$4,375	$–	$–	$4,375
Certificates of deposit and commercial paper (3)	12,883	19,008	18,663	15,599	66,153	–	–	66,153
Asset-backed commercial paper (4)	4,329	3,873	8,101	1,069	17,372	–	–	17,372
Senior unsecured medium-term notes (5)	2,589	11,435	5,007	20,148	39,179	15,666	53,963	108,808
Senior unsecured structured notes (6)	858	1,822	2,347	5,812	10,839	3,980	17,470	32,289
Mortgage securitization	–	1,066	405	1,815	3,286	1,307	12,720	17,313
Covered bonds/asset-backed securities (7)	–	–	1,720	3,620	5,340	13,401	47,647	66,388
Subordinated liabilities	–	1,500	–	1,500	3,000	3,273	7,698	13,971
Other (8)	4,794	268	1,706	1,890	8,658	16,945	145	25,748
Total	$29,400	$39,284	$37,949	$51,569	$158,202	$54,572	$139,643	$352,417
Of which:
– Secured	$9,019	$5,023	$10,975	$6,504	$31,521	$14,708	$60,367	$106,596
– Unsecured	20,381	34,261	26,974	45,065	126,681	39,864	79,276	245,821

Royal Bank of Canada
  Second Quarter 2024   35

	As at January 31, 2024
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$6,568	$136	$344	$20	$7,068	$–	$–	$7,068
Certificates of deposit and commercial paper (3)	7,850	12,466	26,019	22,190	68,525	–	–	68,525
Asset-backed commercial paper (4)	4,466	5,417	6,025	1,666	17,574	–	–	17,574
Senior unsecured medium-term notes (5)	43	691	13,797	16,683	31,214	17,205	56,171	104,590
Senior unsecured structured notes (6)	1,483	1,362	1,980	3,205	8,030	5,726	16,270	30,026
Mortgage securitization	–	362	1,065	841	2,268	2,243	10,297	14,808
Covered bonds/asset-backed securities (7)	–	–	–	3,831	3,831	11,780	45,799	61,410
Subordinated liabilities	–	–	1,500	1,500	3,000	3,266	5,700	11,966
Other (8)	6,637	2,223	1,728	1,612	12,200	15,658	133	27,991
Total	$27,047	$22,657	$52,458	$51,548	$153,710	$55,878	$134,370	$343,958
Of which:
– Secured	$10,998	$7,811	$8,553	$6,338	$33,700	$14,023	$56,096	$103,819
– Unsecured	16,049	14,846	43,905	45,210	120,010	41,855	78,274	240,139

(1)	Excludes bankers’ acceptances and repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Includes bearer deposit notes (unsecured).
(4)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(5)	Includes deposit notes and floating rate notes (unsecured).
(6)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(7)	Includes covered bonds collateralized with residential mortgages and securities backed by credit card receivables.
(8)	Includes tender option bonds (secured) of $4,835 million (January 31, 2024 – $4,987 million), other long-term structured deposits (unsecured) of $20,022 million (January 31, 2024 – $17,774 million), FHLB advances (secured) of $688 million (January 31, 2024 – $5,040 million) and wholesale guaranteed interest certificates of $203 million (January 31, 2024 – $190 million).
Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are largely dependent on maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.
The following table presents our major credit ratings:
Credit ratings
(1)

As at May 29, 2024
	Short-term debt	Legacy senior long-term debt (2)	Senior long- term debt (3)	Outlook
Moody’s ‡ (4)	P-1	Aa1	A1	stable
Standard & Poor’s ‡ (5)	A-1+	AA-	A	stable
Fitch Ratings ‡ (6)	F1+	AA	AA-	stable
DBRS ‡ (7)	R-1 (high)	AA (high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them and are subject to revision or withdrawal at any time by the rating organization.
(2)	Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3)	Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4)	On November 6, 2023, Moody’s affirmed our ratings with stable outlook.
(5)	On May 25, 2023, Standard & Poor’s affirmed our ratings with a stable outlook.
(6)	On June 20, 2023, Fitch Ratings affirmed our ratings with a stable outlook.
(7)	On May 10, 2024, DBRS affirmed our ratings with a stable outlook.
Additional contractual obligations for rating downgrades
We are required to deliver collateral to certain counterparties in the event of a downgrade from our current credit rating. The following table shows the additional collateral obligations required at the reporting date in the event of a one-,
two-
or three-notch downgrade. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically due to several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market.
There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

	As at
	April 30 2024			January 31 2024
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$228	$137	$218	$327	$90	$186
Other contractual funding or margin requirements (1)	44	46	87	45	55	50

(1)	Includes Guaranteed Investment Certificates (GICs) issued by our municipal markets business out of New York.

Royal Bank of Canada
  Second Quarter 2024

Liquidity Coverage Ratio (LCR)
The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a
30-day
period in an acute stress scenario. The Basel Committee on Banking Supervision (BCBS) and OSFI regulatory minimum coverage level for LCR is 100%.
OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.
Liquidity coverage ratio common disclosure template
(1)

	For the three months ended
	April 30 2024
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$382,663
Cash outflows
Retail deposits and deposits from small business customers, of which:	$375,052	$36,853
Stable deposits (3)	125,024	3,751
Less stable deposits	250,028	33,102
Unsecured wholesale funding, of which:	422,454	207,964
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	153,638	36,134
Non-operational deposits	237,238	140,252
Unsecured debt	31,578	31,578
Secured wholesale funding		43,768
Additional requirements, of which:	361,291	80,486
Outflows related to derivative exposures and other collateral requirements	63,479	17,733
Outflows related to loss of funding on debt products	11,706	11,706
Credit and liquidity facilities	286,106	51,047
Other contractual funding obligations (5)	29,721	29,721
Other contingent funding obligations (6)	757,701	12,680
Total cash outflows		$411,472
Cash inflows
Secured lending (e.g., reverse repos)	$358,940	$56,626
Inflows from fully performing exposures	18,300	10,761
Other cash inflows	44,832	44,832
Total cash inflows		$112,219
		Total adjusted value
Total HQLA		$382,663
Total net cash outflows		299,253
Liquidity coverage ratio		128%

	January 31 2024
(Millions of Canadian dollars, except percentage amounts)		Total adjusted value
Total HQLA		$392,630
Total net cash outflows		298,384
Liquidity coverage ratio		132%

(1)	The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended April 30, 2024 is calculated as an average of 62 daily positions.
(2)	With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small and medium-sized
enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).
We manage our LCR position within a target range that reflects our liquidity risk tolerance, business mix, asset composition and funding capabilities. The range is subject to periodic review, considering changes to internal requirements and external developments.
We maintain HQLA in major currencies with dependable market depth and breadth. Our treasury management practices are designed to ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 87% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

Royal Bank of Canada
  Second Quarter 2024   37

LCR captures cash flows from
on-
and
off-balance
sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal
factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized
enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA
securities.
LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.
Q2 2024 vs. Q1 2024
The average LCR for the quarter ended April 30, 2024 was 128%, which translates into a surplus of approximately $83 billion, compared to 132% and a surplus of approximately $94 billion in the prior quarter. Average LCR decreased from the prior quarter due to the HSBC Canada transaction and a change in securities mix, relating to both on-balance sheet securities and securities financing transactions. Loan growth also contributed to the decrease. These factors were partially offset by retail deposit growth. Average LCR for the current quarter reflects outflows associated with the HSBC Canada transaction 30 days prior to close.
Net Stable Funding Ratio (NSFR)
NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI regulatory minimum coverage level for NSFR is 100%.
Available stable funding is defined as the portion of capital and liabilities expected to be reliable over the one-year
time horizon considered by the NSFR. Required stable funding is a function of the liquidity characteristics and residual maturities of various bank assets and off-balance
sheet exposures.
OSFI requires Canadian Domestic Systemically Important Banks
(D-SIBs)
to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI’s LAR guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Royal Bank of Canada
  Second Quarter 2024

Net Stable Funding Ratio common disclosure template
(1)

	As at April 30, 2024
	Unweighted value by residual maturity (2)
(Millions of Canadian dollars, except percentage amounts)	No maturity	< 6 months	6 months to < 1 year	≥ 1 year	Weighted value
Available Stable Funding (ASF) Item
Capital:	$122,644	$–	$–	$12,910	$135,554
Regulatory Capital	122,644	–	–	12,910	135,554
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	323,265	128,497	51,898	66,906	521,010
Stable deposits (3)	97,366	55,906	26,913	31,536	202,711
Less stable deposits	225,899	72,591	24,985	35,370	318,299
Wholesale funding:	317,433	431,839	64,348	154,611	372,138
Operational deposits (4)	181,621	–	–	–	90,810
Other wholesale funding	135,812	431,839	64,348	154,611	281,328
Liabilities with matching interdependent assets (5)	89	2,946	2,431	22,540	–
Other liabilities:	48,251	238,518			16,317
NSFR derivative liabilities		35,119
All other liabilities and equity not included in the above categories	48,251	186,199	1,766	15,434	16,317
Total ASF					$1,045,019
Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)					$49,954
Deposits held at other financial institutions for operational purposes	–	1,485	–	–	743
Performing loans and securities:	253,430	300,032	126,107	551,901	762,474
Performing loans to financial institutions secured by Level 1 HQLA	–	116,034	10,929	6	11,772
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	4,979	89,984	31,479	22,587	54,497
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	167,619	53,963	36,221	175,374	337,049
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	811	628	2,640	2,435
Performing residential mortgages, of which:	39,115	37,262	46,031	318,384	291,361
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	39,115	37,239	45,997	317,201	290,327
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	41,717	2,789	1,447	35,550	67,795
Assets with matching interdependent liabilities (5)	89	2,946	2,431	22,540	–
Other assets:	5,167	338,333			94,620
Physical traded commodities, including gold	5,167				4,392
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		21,248			18,061
NSFR derivative assets		33,793			–
NSFR derivative liabilities before deduction of variation margin posted		66,853			3,343
All other assets not included in the above categories	–	150,421	67	65,951	68,824

Off-balance sheet items		849,009			32,610
Total RSF					$940,401
Net Stable Funding Ratio (%)					111%

	As at January 31, 2024
(Millions of Canadian dollars, except percentage amounts)					Weighted value
Total ASF					$974,825
Total RSF					862,347
Net Stable Funding Ratio (%)					113%

(1)	The NSFR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)	Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties (CCPs), NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted and
Off-balance
sheet items.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small- and medium-sized
enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Interdependent assets and liabilities represent NHA MBS liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Royal Bank of Canada
  Second Quarter 2024   39

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital and long-term wholesale liabilities. Required stable funding is driven mainly by the bank’s mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. NSFR does not reflect any unused market funding capacity that we believe would be available.
Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.
Q2 2024 vs. Q1 2024
The NSFR as at April 30, 2024 was 111%, which translates into a surplus of approximately $105 billion, compared to 113% and a surplus of approximately $112 billion in the prior quarter. NSFR decreased compared to the previous quarter primarily due to higher funding requirements on loans.
Contractual maturities of financial assets, financial liabilities and off-balance
sheet items
The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance
sheet items at their carrying value (e.g., amortized cost or fair value) and maturity profiles of assets and liabilities of insurance contracts and reinsurance contracts held at their carrying value based on the estimated timing of when the cash flows are expected to occur at the balance sheet date.
Off-balance
sheet items are allocated based on the expiry date of the contract.
Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement and internal liquidity section within the Liquidity and funding risk section of our 2023 Annual Report.

	As at April 30, 2024
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$97,580	$11	$–	$–	$–	$–	$–	$–	$2,241	$99,832
Securities
Trading (1)	87,638	225	300	191	29	57	686	10,782	73,658	173,566
Investment, net of applicable allowance	5,158	8,386	4,412	5,188	7,599	45,901	76,182	85,011	1,150	238,987
Assets purchased under reverse repurchase agreements and securities borrowed (2)	124,533	71,600	39,967	28,174	17,906	1	–	–	19,616	301,797
Loans, net of applicable allowance	48,164	32,869	41,487	51,113	50,861	243,493	313,973	77,250	101,329	960,539
Other
Customers’ liability under acceptances	6,560	2,543	–	2	–	–	5	–	(51)	9,059
Derivatives	10,115	12,843	7,860	8,177	6,419	15,184	27,909	41,692	–	130,199
Other financial assets	38,392	3,200	1,820	709	966	164	671	1,987	3,881	51,790
Total financial assets	418,140	131,677	95,846	93,554	83,780	304,800	419,426	216,722	201,824	1,965,769
Other non-financial assets	8,062	2,333	1,791	159	131	2,745	2,612	9,598	37,850	65,281
Total assets	$426,202	$134,010	$97,637	$93,713	$83,911	$307,545	$422,038	$226,320	$239,674	$2,031,050
Liabilities and equity
Deposits (3)
Unsecured borrowing	$91,143	$80,798	$83,610	$80,978	$64,877	$59,440	$79,604	$33,161	$638,515	$1,212,126
Secured borrowing	4,802	6,893	9,644	2,105	2,245	6,683	16,086	9,966	–	58,424
Covered bonds	–	–	1,722	2,154	1,427	11,876	34,979	4,895	–	57,053
Other
Acceptances	6,560	2,543	–	2	–	–	5	–	–	9,110
Obligations related to securities sold short	31,487	–	–	–	–	–	–	–	–	31,487
Obligations related to assets sold under repurchase agreements and securities loaned (2)	192,996	43,991	12,306	40	8,596	5	–	–	21,787	279,721
Derivatives	9,432	15,297	8,632	10,408	7,561	15,926	28,281	41,031	–	136,568
Other financial liabilities	39,024	2,925	3,320	1,852	2,073	1,067	2,378	16,393	1,507	70,539
Subordinated debentures	–	–	–	–	–	1,947	–	11,517	–	13,464
Total financial liabilities	375,444	152,447	119,234	97,539	86,779	96,944	161,333	116,963	661,809	1,868,492
Other non-financial liabilities	2,347	982	98	4,597	199	1,264	1,260	19,574	10,633	40,954
Equity	–	–	–	–	–	–	–	–	121,604	121,604
Total liabilities and equity	$377,791	$153,429	$119,332	$102,136	$86,978	$98,208	$162,593	$136,537	$794,046	$2,031,050
Off-balance sheet items
Financial guarantees	$1,075	$2,340	$3,858	$4,073	$4,657	$987	$7,699	$843	$19	$25,551
Commitments to extend credit	4,261	12,228	14,509	17,925	22,640	62,144	208,876	25,822	4,685	373,090
Other credit-related commitments	29,105	1,992	2,383	2,353	2,437	572	1,026	109	83,484	123,461
Other commitments	6	11	16	17	18	62	152	193	965	1,440
Total off-balance sheet items	$34,447	$16,571	$20,766	$24,368	$29,752	$63,765	$217,753	$26,967	$89,153	$523,542

(1)	With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Royal Bank of Canada
  Second Quarter 2024

	As at January 31, 2024
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$132,774	$5	$–	$–	$–	$–	$–	$–	$2,648	$135,427
Securities
Trading (1)	116,462	317	224	45	42	65	644	11,155	64,643	193,597
Investment, net of applicable allowance	3,568	5,477	5,230	2,497	5,256	43,151	67,090	78,731	1,216	212,216
Assets purchased under reverse repurchase agreements and securities borrowed (2)	153,149	81,540	55,243	16,142	20,274	294	–	–	21,229	347,871
Loans, net of applicable allowance	33,721	25,246	35,402	40,527	48,927	206,339	302,877	75,492	89,785	858,316
Other
Customers’ liability under acceptances	12,613	4,216	–	–	2	–	5	–	(43)	16,793
Derivatives	7,533	8,518	5,694	4,695	6,271	13,128	26,658	32,541	–	105,038
Other financial assets	35,206	5,883	2,703	324	622	229	268	2,387	3,669	51,291
Total financial assets	495,026	131,202	104,496	64,230	81,394	263,206	397,542	200,306	183,147	1,920,549
Other non-financial assets	6,335	2,510	2,035	155	123	2,087	2,410	9,506	28,695	53,856
Total assets	$501,361	$133,712	$106,531	$64,385	$81,517	$265,293	$399,952	$209,812	$211,842	$1,974,405
Liabilities and equity
Deposits (3)
Unsecured borrowing	$97,982	$59,352	$91,861	$64,454	$73,303	$58,648	$77,653	$35,045	$576,489	$1,134,787
Secured borrowing	4,208	7,152	8,936	2,455	1,321	6,997	13,421	8,881	–	53,371
Covered bonds	–	–	–	1,705	2,130	10,465	33,778	4,932	–	53,010
Other
Acceptances	12,613	4,216	–	–	2	–	5	–	–	16,836
Obligations related to securities sold short	35,012	–	–	–	–	–	–	–	–	35,012
Obligations related to assets sold under repurchase agreements and securities loaned (2)	223,426	66,813	21,780	5	46	290	–	–	22,130	334,490
Derivatives	6,992	10,924	6,126	5,134	8,001	13,373	25,702	30,722	–	106,974
Other financial liabilities	39,291	8,200	3,021	1,551	1,695	983	2,289	15,209	1,460	73,699
Subordinated debentures	–	–	–	–	–	1,920	–	9,605	–	11,525
Total financial liabilities	419,524	156,657	131,724	75,304	86,498	92,676	152,848	104,394	600,079	1,819,704
Other non-financial liabilities	1,096	1,013	175	134	3,679	940	1,574	19,502	10,100	38,213
Equity	–	–	–	–	–	–	–	–	116,488	116,488
Total liabilities and equity	$420,620	$157,670	$131,899	$75,438	$90,177	$93,616	$154,422	$123,896	$726,667	$1,974,405
Off-balance sheet items
Financial guarantees	$1,228	$2,477	$3,432	$4,472	$3,409	$880	$7,594	$639	$25	$24,156
Commitments to extend credit	3,984	10,766	12,593	13,918	20,943	57,965	198,205	25,485	4,204	348,063
Other credit-related commitments	15,281	1,143	1,814	1,666	1,528	149	386	66	80,653	102,686
Other commitments	5	10	16	15	17	61	151	196	909	1,380
Total off-balance sheet items	$20,498	$14,396	$17,855	$20,071	$25,897	$59,055	$206,336	$26,386	$85,791	$476,285

(1)	With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Capital management
We continue to manage our capital in accordance with our Capital Management Framework as described in our 2023 Annual Report. In addition, we continue to monitor for new regulatory capital developments, including OSFI guidance, in order to ensure compliance with these requirements as disclosed in the Capital management section in our 2023 Annual Report, as updated below.
OSFI expects Canadian banks to meet the Basel III targets for CET1, Tier 1, and Total capital ratios. Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the Internal Ratings Based (IRB) Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We apply the IRB approach to credit risk to determine minimum regulatory capital requirements for the majority of our portfolios, including most of the exposures acquired from the HSBC Canada transaction. Certain credit risk portfolios are subject to SA, primarily in Wealth Management including our City National wholesale portfolio, our Caribbean Banking operations and certain non-mortgage retail portfolios acquired through the HSBC Canada transaction. For consolidated regulatory reporting of market risk capital and operational risk capital, we use the revised SA based on OSFI rules as further noted below.
The Financial Stability Board (FSB) has
re-designated
us as a Global Systemically Important Bank
(G-SIB).
This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the
D-SIB
requirement. In addition to the Basel III targets, OSFI established a Domestic Stability Buffer (DSB) applicable to all Canadian
D-SIBs
to further ensure the financial stability of the Canadian financial system. The current OSFI requirement for the DSB is set at 3.5% of total RWA.
Under OSFI’s Total Loss Absorbing Capacity (TLAC) guideline,
D-SIBs
are required to maintain a risk-based TLAC ratio which builds on the risk-based capital ratios described in the CAR guideline, and a TLAC leverage ratio which builds on the leverage ratio described in OSFI’s LR guideline. The TLAC requirement is intended to address the sufficiency of a
D-SIB’s
loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1

Royal Bank of Canada
  Second Quarter 2024   41

capital, Tier 2 capital and external TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the TLAC guideline.
Effective Q2 2023 we implemented OSFI’s first phase of the adoption of the final BCBS Basel III reforms consisting of revised capital, leverage, and disclosure guidelines. The second phase of OSFI’s implementation of the final BCBS Basel III reforms relating to the revised credit valuation adjustment (CVA) and market risk chapters of the CAR guideline came into effect in Q1 2024. The adoption of the revised CVA and market risk rules reflects adoption of a revised SA framework for CVA and a revised SA for market risk, as well as the discontinuation of our existing internal models-based approach used for market risk RWA determination. The revised Pillar 3 disclosure requirements effective upon adoption of these revised rules were reflected in our Q1 2024 standalone Pillar 3 Report. In addition, as prescribed by the CAR guidelines, effective Q1 2024 our regulatory capital floor transitioned to a new regulatory capital floor of 67.5% of RWA for fiscal 2024 from 65% of RWA in fiscal 2023. This new regulatory floor will be further transitioned over two years, reflecting a regulatory capital floor requirement of 70% and 72.5% in fiscal 2025 and 2026, respectively.
Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. Our insurance platform will continue to be allocated capital based on fully diversified economic capital, similar to past quarters. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
For further details, refer to the Capital management section of our 2023 Annual Report.
The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI:

Basel III capital, leverage and TLAC ratios	OSFI regulatory target requirements for large banks under Basel III					Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at April 30, 2024 (4)	RBC capital, leverage and TLAC ratios as at April 30, 2024
	Minimum	Capital Buffers	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (1)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (1), (2)

Common Equity Tier 1	4.5%	2.6%	7.1%	1.0%	8.1%	3.5%	11.6%	12.8%
Tier 1 capital	6.0%	2.6%	8.6%	1.0%	9.6%	3.5%	13.1%	14.1%
Total capital	8.0%	2.6%	10.6%	1.0%	11.6%	3.5%	15.1%	16.1%
Leverage ratio	3.5%	n.a.	3.5%	n.a.	3.5%	n.a.	3.5%	4.2%
TLAC ratio	21.6%	n.a.	21.6%	n.a.	21.6%	3.5%	25.1%	27.5%
TLAC leverage ratio	7.25%	n.a.	7.25%	n.a.	7.25%	n.a.	7.25%	8.1%

(1)	A capital surcharge, equal to the higher of our D-SIB surcharge and the BCBS’s G-SIB surcharge, is applicable to risk-weighted capital.
(2)	The capital buffers include the capital conservation buffer of 2.5% and the countercyclical capital buffer (CCyB) as prescribed by OSFI. The CCyB, calculated in accordance with OSFI’s CAR guidelines, was 0.05% as at April 30, 2024 (January 31, 2024 – 0.06%; October 31, 2023 – 0.06%).
(3)	The DSB can range from 0% to 4% of total RWA and is currently set at 3.5%.
(4)	Minimum target requirements reflect CCyB requirements as at April 30, 2024 which are subject to change based on exposures held at the reporting date.
n.a.	not applicable

Royal Bank of Canada
  Second Quarter 2024

The following table provides details on our regulatory capital, TLAC available, RWA, and on ratios for capital, leverage and TLAC. Our capital position remains strong and our capital, leverage and TLAC ratios remain well above OSFI regulatory targets.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2024	January 31 2024	October 31 2023
Capital (1), (2)
CET1 capital	$83,497	$88,106	$86,611
Tier 1 capital	92,444	96,140	93,904
Total capital	105,353	106,865	104,952
RWA used in calculation of capital ratios (1), (2)
Credit risk	$531,381	$474,677	$475,842
Market risk	35,156	30,980	40,498
Operational risk	87,165	84,600	79,883
Total RWA	$653,702	$590,257	$596,223
Capital ratios and Leverage ratio (1), (2)
CET1 ratio	12.8%	14.9%	14.5%
Tier 1 capital ratio	14.1%	16.3%	15.7%
Total capital ratio	16.1%	18.1%	17.6%
Leverage ratio	4.2%	4.4%	4.3%
Leverage ratio exposure	$2,219,019	$2,173,419	$2,179,590
TLAC available and ratios (1), (3)
TLAC available	$179,902	$185,556	$184,916
TLAC ratio	27.5%	31.4%	31.0%
TLAC leverage ratio	8.1%	8.5%	8.5%

(1)	As prior period restatements are not required by OSFI, there was no impact from the adoption of IFRS 17 on regulatory capital, RWA, capital ratios, leverage ratio, TLAC available and TLAC ratios for periods prior to November 1, 2023.
(2)	Capital, RWA, and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s LR guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. The period ended October 31, 2023 reflects our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023, as further updated on October 20, 2023 as part of OSFI’s implementation of the Basel III reforms. The periods ended January 31, 2024 and April 30, 2024 also reflect our adoption of the revised market risk and CVA frameworks that came into effect on November 1, 2023.
(3)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as a percentage of total RWA and leverage exposure, respectively.

Royal Bank of Canada
  Second Quarter 2024   43

Q2 2024 vs. Q1 2024

(1)	Represents rounded figures.
(2)	Includes capital deductions for goodwill and intangible assets of (139) bps, initial PCL on the purchased performing loans of (2) bps and RWA resulting from the HSBC Canada transaction of (99) bps.
(3)	Represents net internal capital generation of $2.2 billion or 38 bps consisting of Net income available to shareholders excluding the impact of specified items, less common and preferred share dividends and distributions on other equity instruments.
(4)	Excludes specified items for transaction and integration costs relating to the HSBC Canada transaction and the management of closing capital volatility related to the HSBC Canada transaction.
(5)	Excludes the impact of the HSBC Canada transaction.
(6)	For further details about the Dividend reinvestment plan (DRIP), refer to Note 11 of our Condensed Financial Statements.
(7)	Includes the impact of specified items noted above.
Our CET1 ratio was 12.8%, down 210 bps from last quarter, primarily reflecting the impact of the HSBC Canada transaction and RWA growth (excluding FX), partially offset by net internal capital generation and share issuances under the DRIP.
Total RWA increased by $63 billion, mainly driven by the $44 billion impact of the HSBC Canada transaction, which was primarily reflected in credit and operational risk. Business growth primarily in wholesale lending, market risk and personal lending in Canada, as well as the impact of foreign exchange translation and net credit migration also contributed to the increase. In our CET1 ratio, the impact of foreign exchange translation on RWA is largely mitigated with economic hedges.
Our Tier 1 capital ratio of 14.1% was down 220 bps, mainly reflecting the factors noted above under the CET1 ratio, partially offset by the issuance of limited recourse capital notes (LRCNs).
Our Total capital ratio of 16.1% was down 200 bps, mainly reflecting the factors noted above under the Tier 1 capital ratio, partially offset by the issuance of subordinated debentures.
Our Leverage ratio of 4.2% was down 20 bps, primarily due to the impact of the HSBC Canada transaction, partially offset by lower business-driven leverage exposures, net internal capital generation and share issuances under the DRIP.
Leverage exposures increased by $45,600 million, primarily due to the impact of the HSBC Canada transaction and foreign exchange translation, partially offset by lower business-driven leverage exposures. Business-driven leverage exposures declined mainly in repo-style transactions, interest-bearing deposits with banks, securities and cash, partially offset by growth in wholesale loans.
Our TLAC ratio of 27.5% was down 390 bps, reflecting the factors noted above under the Total capital ratio, as well as an unfavourable impact from a net decrease in eligible external TLAC instruments.
Our TLAC leverage ratio of 8.1% was down 40 bps, reflecting the factors noted above under the Leverage ratio, as well as an unfavourable impact from a net decrease in eligible external TLAC instruments.
External TLAC instruments include long-term debt subject to conversion under the
Bail-in
regime. For further details, refer to Deposit and funding profile in the Liquidity and funding risk section.
Selected capital management activity
The following table provides our selected capital management activity:

	For the three months ended April 30, 2024			For the six months ended April 30, 2024
(Millions of Canadian dollars, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		228	$22	628	$60
Issued under the DRIP (2)		5,715	740	11,850	1,460
Redemption of preferred shares, Series C-2 (3)	November 7, 2023	–	–	(15)	(23)
Issuance of preferred shares, Series BU (3), (4)	January 25, 2024	–	–	750	750
Issuance of LRCN Series 4 (3), (4), (5)	April 24, 2024	1,000	1,370	1,000	1,370
Tier 2 capital
Issuance of April 3, 2034 subordinated debentures (3), (4)	April 2, 2024		$2,000		$2,000

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	During the three and six months ended April 30, 2024, the requirements of the DRIP were satisfied through shares issued from treasury. On February 28, 2024, we announced our intention to satisfy requirements of the DRIP through open market share purchases with no discount from the Average Market Price (as defined in the DRIP) for our May 24, 2024 dividend and for future dividends declared until further notice.
(3)	For further details, refer to Note 11 of our Condensed Financial Statements.
(4)	Non-Viability Contingent Capital (NVCC) instruments.
(5)	For the LRCNs, the number of shares represents the number of notes issued.

Royal Bank of Canada
  Second Quarter 2024

As at April 30, 2024, we did not have an active normal course issuer bid (NCIB).
On November 7, 2023, we redeemed all 15 thousand of our issued and outstanding
Non-Cumulative
First Preferred Shares
Series
C-2
at a redemption price of US$ 1,000 per share. Concurrently, we redeemed all 615 thousand Series
C-2
depositary shares, each of which represents a
one-fortieth
interest in a Series
C-2
share.
On January 25, 2024, we issued 750 thousand
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BU (NVCC) to certain institutional investors at a price of $1,000 per share.
On April 2, 2024, we issued $2,000 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of
5.096% per annum until April 3, 2029, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.56% thereafter until their maturity on April 3, 2034.
On April 24, 2024, we issued US$1,000 million of LRCN Series 4 at a price of US$1,000 per note. The LRCN Series 4 bear interest at a fixed rate of 7.5% per annum until May 2, 2029. Thereafter, the interest rate on the LRCN Series 4 will reset every five years at a rate per annum equal to the prevailing 5-Year U.S. Treasury Rate plus 2.887% until their maturity on May 2, 2084.
On May 24, 2024, we redeemed all 20 million of our issued and outstanding
Non-Cumulative
First Preferred Shares Series AZ at a redemption price of $25 per share.
Selected share data
(1)

	As at April 30, 2024
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,414,850	$20,918	$1.38
Treasury shares – common shares (2)	(546)	(71)
Common shares outstanding	1,414,304	$20,847
Stock options and awards
Outstanding	8,731
Exercisable	4,309
First preferred shares issued
Non-cumulative Series AZ (3), (4)	20,000	$500	$0.23
Non-cumulative Series BB (3), (4)	20,000	500	0.23
Non-cumulative Series BD (3), (4)	24,000	600	0.20
Non-cumulative Series BF (3), (4)	12,000	300	0.19
Non-cumulative Series BH (4)	6,000	150	0.31
Non-cumulative Series BI (4)	6,000	150	0.31
Non-cumulative Series BO (3), (4)	14,000	350	0.37
Non-cumulative Series BT (3), (4), (5)	750	750	4.20%
Non-cumulative Series BU (3), (4), (5)	750	750	7.41%
Other equity instruments issued
Limited recourse capital notes Series 1 (3), (4), (6), (7)	1,750	1,750	4.50%
Limited recourse capital notes Series 2 (3), (4), (6), (7)	1,250	1,250	4.00%
Limited recourse capital notes Series 3 (3), (4), (6), (7)	1,000	1,000	3.65%
Limited recourse capital notes Series 4 (3), (4), (6), (7)	1,000	1,370	7.50%
Preferred shares and other equity instruments issued	108,500	9,420
Treasury instruments – preferred shares and other equity instruments (2)	15	19
Preferred shares and other equity instruments outstanding	108,515	$9,439
Dividends on common shares		$1,953
Dividends on preferred shares and distributions on other equity instruments (8)		67

(1)	For further details about our capital management activity, refer to Note 11 of our Condensed Financial Statements.
(2)	Positive amounts represent a short position and negative amounts represent a long position.
(3)	Dividend rate will reset every five years.
(4)	NVCC instruments.
(5)	The dividends declared per share represent the per annum dividend rate applicable to the shares issued as at the reporting date.
(6)	For LRCN Series, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(7)	In connection with the issuance of LRCN Series 1, on July 28, 2020, we issued $1,750 million of First Preferred Shares Series BQ (Series BQ); in connection with the issuance of LRCN Series 2, on November 2, 2020, we issued $1,250 million of First Preferred Shares Series BR (Series BR); in connection with the issuance of LRCN Series 3, on June 8, 2021, we issued $1,000 million of First Preferred Shares Series BS (Series BS); and in connection with the issuance of LRCN Series 4 on April 24, 2024, we issued US$1,000 million of First Preferred Shares Series BV (Series BV). The Series BQ, BR and BS preferred shares were issued at a price of $1,000 per share and the Series BV preferred shares were issued at a price of US$1,000 per share. The Series BQ, BR, BS and BV preferred shares were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure. For further details, refer to Note 20 of our 2023 Annual Consolidated Financial Statements.
(8)	Excludes distributions to non-controlling interests.
As at May 24, 2024, the number of outstanding common shares was 1,413,598,227, net of treasury shares held of 1,394,872, and the number of stock options and awards was 8,588,644.
NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable
or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at

Royal Bank of Canada
  Second Quarter 2024   45

April 30, 2024, which were the preferred shares Series AZ, BB, BD, BF, BH, BI, BO, BT, BU, LRCN Series 1, LRCN Series 2, LRCN Series 3, LRCN Series 4 and subordinated debentures due on January 27, 2026, July 25, 2029, December 23, 2029, June 30, 2030, January 28, 2033, November 3, 2031, May 3, 2032, February 1, 2033, and April 3, 2034 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event
(10-day
weighted average).
Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of approximately 6.1 billion common shares, in aggregate, which would represent a dilution impact of 81.1% based on the number of common shares outstanding as at April 30, 2024.

Accounting and control matters

Summary of accounting policies and estimates
Our Condensed Financial Statements are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. Our significant accounting policies are described in Note 2 of our audited 2023 Annual Consolidated Financial Statements and Note 2 of our Condensed Financial Statements.

Changes in accounting policies and disclosures
Changes in accounting policies
During the first quarter of 2024, we adopted IFRS 17
Insurance Contracts
(IFRS 17), replacing IFRS 4
Insurance Contracts
(IFRS 4). Our updated critical accounting policies and estimates for insurance and reinsurance contracts are described below. We have applied IFRS 17 retrospectively and restated comparative period results beginning November 1, 2022. Adjustments to the carrying amounts of insurance and reinsurance contracts at the transition date of November 1, 2022 were recognized in Retained earnings. The comparative period information for insurance and reinsurance contracts prior to November 1, 2022 is presented in accordance with our previous accounting policies.
As permitted by the transition provisions of IFRS 17, we reclassified certain financial assets between fair value classification categories at the date of initial application of IFRS 17. The reclassifications resulted in no adjustments to the carrying amounts of financial assets as at November 1, 2023. Retained earnings and Other components of equity as at November 1, 2023 were adjusted as a result with no net impact to total equity. As permitted, we elected not to restate comparative period results for these changes and accordingly, comparative period information for the impacted financial assets prior to November 1, 2023 is presented in accordance with our previous classifications.
Refer to Note 2 of our Condensed Financial Statements for details of these changes.
Insurance and reinsurance contracts
For insurance and reinsurance contracts measured using the general measurement method or variable fee approach, the carrying amount of a group of contracts is measured as the sum of the fulfilment cash flows and CSM. The fulfilment cash flows consist of the present value of future cash flows and a risk adjustment for non-financial
risk, discounted using the current rates as at the reporting date determined using the discount rate methodologies below. The estimates of future cash flows consider probability-weighted scenarios and include all future cash flows that are within the contract boundary. The risk adjustment for non-financial
risk is estimated using the margin approach and represents the compensation that we require for bearing the uncertainty about the amount and timing of cash flows that arise from non-financial
risk as the insurance contract is fulfilled. The measurement of the group of contracts requires the use of judgment in setting methodologies and assumptions for mortality, morbidity, policy lapses and other policyholder behaviour, discount rates, policy dividends, and directly attributable expenses including acquisition expenses allocated using a systematic and rational method. Changes to the underlying assumptions and estimates may have a significant effect on
Non-interest
income – Insurance service result and Insurance investment result.
Discount rates used reflect the time value of money and are based on the characteristics of the insurance and reinsurance contracts. Cash flows that vary based on the returns on underlying items are discounted at rates reflecting that variability. For cash flows that do not vary based on the returns on underlying items, we predominantly apply the top-down
approach in determining discount rates. Under this approach, the discount rates for the observable periods are determined using yield curves implied from a reference portfolio of assets adjusted to eliminate factors (market and credit risk of the financial assets) that are not relevant to the insurance contracts. For unobservable periods, the discount rates are interpolated using the last observable point and the ultimate discount rate that is composed of a risk-free rate and illiquidity premium. For a selected portfolio, the bottom-up
approach is applied in determining the discount rate, which uses a risk-free rate plus an illiquidity premium to reflect the characteristics of the contracts. Management judgment is required in estimating the market and credit risk factors and illiquidity premiums in determining the discount rates.
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM for insurance and reinsurance contacts are released into income based on coverage units, which represent the quantity of service (insurance coverage as well as investment-return and investment-related services) provided by a group of contracts and are determined by considering the quantity of benefits provided under each contract and the expected coverage duration.
Refer to Note 2 of our Condensed Financial Statements for further information.

Royal Bank of Canada
  Second Quarter 2024

Future changes in accounting policies and disclosures
IFRS 18
Presentation and Disclosure in Financial Statements (IFRS 18)
In April 2024, the IASB issued IFRS 18 which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1
Presentation of Financial Statements
and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. The standard introduces new defined subtotals to be presented in the Consolidated Statements of Income, disclosure of management-defined performance measures and requirements for grouping of information. This standard will be effective for us on November 1, 2027. We are currently assessing the impact of adopting this standard on our Consolidated Financial Statements.

Controls and procedures
Disclosure controls and procedures
As of April 30, 2024, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Interim Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of April 30, 2024.
Internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended April 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. While we implemented and modified certain internal controls over financial reporting as a result of the HSBC Canada transaction and the November 1, 2023 adoption of the IFRS 17 standard, these changes did not have a material impact on our internal control over financial reporting.

Related party transactions
In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related
parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee
directors, executives and certain other key employees. For further information, refer to Notes 12 and 26 of our audited 2023 Annual Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2024   47

Glossary

Adjusted Results and Measures
We believe that providing adjusted results as well as certain measures and ratios enhances comparability with prior periods and enables readers to better assess trends in the underlying businesses. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
•	Adjusted effective income tax rate – calculated as effective income tax rate excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income before income taxes – calculated as income before income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income taxes – calculated as income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted net income – calculated as net income excluding the impact of specified items and amortization of acquisition-related intangibles.
•
Adjusted net income available to common shareholders
– calculated as net income available to common shareholders excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted non-interest expense – calculated as non-interest expense excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted total revenue – calculated as total revenue excluding the impact of specified items.
Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Allowance for credit losses (ACL)
The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, customers’ liability under acceptances, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.
ACL on loans ratio
ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.
Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.
Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.
Attributed capital
Attributed capital to our business segments is based on the Basel III regulatory capital and leverage requirements other than for our insurance segment for which we attribute capital based only on economic capital.
Auction rate securities (ARS)
Debt securities whose interest rates are regularly reset through an auction process.
Average earning assets, net
Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.
Basis point (bp)
One
one-hundredth
of a percentage point (.01%).
Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.
Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.
Commercial mortgage-backed securities (CMBS)
Securities created through the securitization of commercial mortgages.
Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, bankers’ acceptances and other on-balance
sheet financing, or through
off-balance
sheet products such as guarantees and letters of credit.
Common Equity Tier 1 (CET1) capital
A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items. The CET1 capital is calculated in accordance with OSFI’s CAR guideline. For more details, refer to the Capital management section.
Common Equity Tier 1 capital ratio
A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets. The CET1 ratio is calculated in accordance with OSFI’s CAR guideline.
Contractual service margin (CSM)
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance.
Covered bonds
Full recourse
on-balance
sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.
Credit default swaps (CDS)
A derivative contract that provides the purchaser with a
one-time
payment should the referenced entity/entities default (or a similar triggering event occur).
Derivative
A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.
Dividend payout ratio
Common dividends as a percentage of net income available to common shareholders.
Dividend yield
Dividends per common share divided by the average of the high and low share price in the relevant period.
Earnings per share (EPS), basic
Calculated as net income available to common shareholders divided by the average number of shares outstanding. Adjusted EPS, basic is calculated in the same manner, using adjusted net income available to common shareholders.
Earnings per share (EPS), diluted
Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities. Adjusted EPS, diluted is calculated in the same manner, using adjusted net income available to common shareholders.
Efficiency ratio
Non-interest
expense as a percentage of total revenue. Adjusted efficiency ratio is calculated in the same manner, using adjusted non-interest
expense and adjusted total revenue.
Expected credit losses
The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.
Fair value
Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Royal Bank of Canada
  Second Quarter 2024

Funding valuation adjustment
Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.
Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial
undertakings.
Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.
Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.
High-quality liquid assets (HQLA)
HQLA are cash or assets that can be converted into cash quickly through sales (or by being pledged as collateral) with no significant loss of value.
Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.
Insurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Insurance contracts also include reinsurance contracts issued by us to compensate another company for claims arising from underlying insurance contracts issued by that other company.
Insurance investment result
Calculated as Net investment income from the Insurance segment, Insurance finance income (expense) from insurance contracts and Reinsurance finance income (expense) from reinsurance contracts held.
Insurance service result
Calculated as Insurance revenue less Insurance service expense from insurance contracts and Net income (expense) from reinsurance contracts held.
International Financial Reporting Standards (IFRS)
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.
Leverage ratio
A Basel III regulatory measure, the ratio divides Tier 1 capital by the leverage exposure measure. The leverage ratio is a non-risk
based measure and is calculated in accordance with OSFI’s LR guideline.
Leverage ratio exposure
The leverage ratio exposure is calculated in accordance with OSFI’s LR guideline and is defined as the sum of total assets plus off-balance
sheet items after certain adjustments.
Liquidity Coverage Ratio (LCR)
The LCR is a Basel III standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is calculated in accordance with OSFI’s LAR guideline.
Loan-to-value
(LTV) ratio
Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.
Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.
Net interest margin (NIM) on average earning assets, net
Calculated as net interest income divided by average earning assets, net.
Net Stable Funding Ratio (NSFR)
The NSFR is a Basel III standard that requires institutions to maintain a stable funding profile defined as available amount of stable funding (ASF) in relation to the composition of their assets and off-balance
sheet activities defined as required amount of stable funding (RSF). The ratio should be at least equal to 100% on an ongoing basis. The NSFR is calculated in accordance with OSFI’s LAR guideline.
Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.
Notional amount
The contract amount used as a reference point to calculate payments for derivatives.
Off-balance
sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, sponsor member guarantees, securities lending indemnifications and indemnifications.
Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.
Operating leverage
The difference between our revenue growth rate and
non-interest
expense growth rate.
Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.
Provision for credit losses (PCL)
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.
PCL on loans ratio
PCL on loans ratio is calculated using PCL on loans as a percentage of average net loans and acceptances.
RBC Homeline Plan products
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.
Reinsurance contracts held
Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us and are accounted for separately from the underlying insurance contracts to which they relate.
Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Return on common equity (ROE)
Net income available to common shareholders, expressed as a percentage of average common equity. Adjusted ROE is calculated in the same manner, using adjusted net income available to common shareholders.
Reverse repurchase agreements
These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Royal Bank of Canada
  Second Quarter 2024   49

Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on- and off-balance
sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by OSFI’s CAR guideline. For more details, refer to the Capital management section.
Securities lending
Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower’s failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash
collateral declines. The agent lender does not indemnify against the investment risk of re-investing
cash collateral which is borne by the owner.
Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.
Standardized Approach (SA) for credit risk
Risk weights prescribed by OSFI are used to calculate RWA for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of Standard & Poor’s Financial Services LLP; Moody’s Investor Service, Inc.; Fitch Ratings, Inc.; and DBRS Limited are used to risk-weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI.
Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.
Taxable equivalent basis (teb)
Income from certain specified tax advantaged sources (eligible Canadian taxable corporate dividends) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax
net income.
Tier 1 capital and Tier 1 capital ratio
Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling
interests in subsidiaries Tier 1 instruments. The Tier 1 capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing Tier 1 capital by risk-weighted assets.
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling
interests in subsidiaries’ Tier 2 instruments.
Total loss absorbing capacity (TLAC)
The aggregate of Tier 1 capital, Tier 2 capital, and external TLAC instruments which allow conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation Act and meet all of the eligibility criteria under the guideline.
TLAC ratio
The risk-based TLAC ratio is defined as TLAC divided by total risk-weighted assets. The TLAC ratio is calculated in accordance with OSFI’s TLAC guideline.
TLAC leverage ratio
The TLAC leverage ratio is defined as TLAC divided by the Leverage ratio exposure. The TLAC leverage ratio is calculated in accordance with OSFI’s TLAC guideline.
Total capital and total capital ratio
Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing total capital by risk-weighted assets.
Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.
Unattributed capital
Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.
Value-at-Risk
(VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our financial portfolio from an adverse one-day
movement in market rates and prices.

Royal Bank of Canada
  Second Quarter 2024

Enhanced Disclosure Task Force recommendations index
We aim to present transparent, high-quality risk disclosures by providing disclosures in our 2023 Annual Report, Q2 2024 Report to Shareholders (RTS), Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into our Q2 2024 Report to Shareholders.
The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	50	132	1
	2	Define risk terminology and measures		65-70, 130-131	–
	3	Top and emerging risks		63-65	–
	4	New regulatory ratios	40-43	109-114	–
Risk governance, risk management and business model	5	Risk management organization		65-70	–
	6	Risk culture		65-70	–
	7	Risk in the context of our business activities		117	–
	8	Stress testing		68-69, 81	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	41	109-114	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	*
	11	Flow statement of the movements in regulatory capital		–	19
	12	Capital strategic planning		109-114	–
	13	RWA by business segments		–	20
	14	Analysis of capital requirement, and related measurement model information		71-74	*
	15	RWA credit risk and related risk measurements		–	*
	16	Movement of RWA by risk type		–	20
	17	Basel back-testing		68, 71-73	31
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	32	88-89, 94-95	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	33, 35	90, 93	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	39-40	97-98	–
	21	Sources of funding and funding strategy	33-35	90-92	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	30-31	85-86	–
	23	Decomposition of market risk factors	28-29	81-86	–
	24	Market risk validation and back-testing		81	–
	25	Primary risk management techniques beyond reported risk measures and parameters		81-84	–
Credit risk	26	Bank’s credit risk profile	24-27	71-81, 178-185	21-31,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	69-74	124-129	*
	27	Policies for identifying impaired loans		73-75, 119, 149-151	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	23, 28
	29	Quantification of gross notional exposure for over-the-counter derivatives or exchange-traded derivatives		76	32
	30	Credit risk mitigation, including collateral held for all sources of credit risk		74-75	*
Other	31	Other risk types		100-109	–
	32	Publicly known risk events		104-105, 223-224	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended April 30, 2024 and for the year ended October 31, 2023.

Royal Bank of Canada
  Second Quarter 2024   51

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	April 30 2024	October 31 2023 (Restated – Note 2)

Assets
Cash and due from banks	$61,373	$61,989

Interest-bearing deposits with banks	38,459	71,086

Securities
Trading	173,566	190,151
Investment, net of applicable allowance (Note 4)	238,987	219,579
	412,553	409,730

Assets purchased under reverse repurchase agreements and securities borrowed	301,797	340,191

Loans (Note 5)
Retail	612,687	569,951
Wholesale	353,567	287,826
	966,254	857,777
Allowance for loan losses (Note 5)	(5,715)	(5,004)
	960,539	852,773
Other
Customers’ liability under acceptances	9,059	21,695
Derivatives	130,199	142,450
Premises and equipment	6,908	6,749
Goodwill	19,031	12,594
Other intangibles	8,133	5,903
Other assets	82,999	81,371
	256,329	270,762
Total assets	$2,031,050	$2,006,531

Liabilities and equity
Deposits (Note 7)
Personal	$499,882	$441,946
Business and government	794,934	745,075
Bank	32,787	44,666
	1,327,603	1,231,687
Other
Acceptances	9,110	21,745
Obligations related to securities sold short	31,487	33,651
Obligations related to assets sold under repurchase agreements and securities loaned	279,721	335,238
Derivatives	136,568	142,629
Insurance contract liabilities (Note 8)	21,199	19,026
Other liabilities	90,294	96,022
	568,379	648,311

Subordinated debentures (Note 11)	13,464	11,386
Total liabilities	1,909,446	1,891,384

Equity attributable to shareholders
Preferred shares and other equity instruments	9,439	7,314
Common shares (Note 11)	20,847	19,167
Retained earnings	83,774	81,715
Other components of equity	7,444	6,852
	121,504	115,048
Non-controlling interests	100	99
Total equity	121,604	115,147
Total liabilities and equity	$2,031,050	$2,006,531
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2024

Interim Condensed Consolidated Statements of Income (unaudited)

(Millions of Canadian dollars, except per share amounts)	For the three months ended		For the six months ended
	April 30 2024	April 30 2023 (Restated – Note 2)	April 30 2024	April 30 2023 (Restated – Note 2)
Interest and dividend income (Note 3)
Loans	$12,933	$10,384	$25,202	$20,381
Securities	4,194	3,178	8,748	6,181
Assets purchased under reverse repurchase agreements and securities borrowed	7,011	4,907	14,232	9,673
Deposits and other	1,616	1,849	3,181	3,420
	25,754	20,318	51,363	39,655
Interest expense (Note 3)
Deposits and other	11,488	8,656	22,793	16,428
Other liabilities	7,454	5,394	15,240	10,619
Subordinated debentures	189	169	375	307
	19,131	14,219	38,408	27,354
Net interest income	6,623	6,099	12,955	12,301

Non-interest income
Insurance service result (Note 8)	203	225	390	417
Insurance investment result (Note 8)	59	14	200	(59)
Trading revenue	633	430	1,437	1,499
Investment management and custodial fees	2,257	2,083	4,442	4,139
Mutual fund revenue	1,067	1,000	2,097	2,015
Securities brokerage commissions	431	377	819	738
Service charges	557	511	1,111	1,022
Underwriting and other advisory fees	734	458	1,340	970
Foreign exchange revenue, other than trading	287	322	549	755
Card service revenue	291	279	617	604
Credit fees	434	357	829	736
Net gains on investment securities	59	111	129	164
Share of profit in joint ventures and associates	18	12	30	41
Other	501	167	694	460
	7,531	6,346	14,684	13,501
Total revenue	14,154	12,445	27,639	25,802

Provision for credit losses (Notes 4 and 5)	920	600	1,733	1,132

Non-interest expense
Human resources (Note 9)	5,091	4,573	10,254	9,423
Equipment	615	589	1,234	1,158
Occupancy	441	405	848	809
Communications	358	318	679	596
Professional fees	697	506	1,321	888
Amortization of other intangibles	373	383	725	745
Other	733	626	1,571	1,370
	8,308	7,400	16,632	14,989
Income before income taxes	4,926	4,445	9,274	9,681
Income taxes	976	765	1,742	2,868
Net income	$3,950	$3,680	$7,532	$6,813

Net income attributable to:
Shareholders	$3,948	$3,679	$7,528	$6,810
Non-controlling interests	2	1	4	3
	$3,950	$3,680	$7,532	$6,813
Basic earnings per share (in dollars) (Note 12)	$2.75	$2.60	$5.25	$4.83
Diluted earnings per share (in dollars) (Note 12)	2.74	2.60	5.25	4.83
Dividends per common share (in dollars)	1.38	1.32	2.76	2.64
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2024   53

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

(Millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2024	April 30 2023 (Restated – Note 2)	April 30 2024	April 30 2023 (Restated – Note 2)
Net income	$3,950	$3,680	$7,532	$6,813
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	82	(20)	870	612
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(43)	(81)	(92)	(113)
	39	(101)	778	499
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	1,831	1,537	(320)	582
Net foreign currency translation gains (losses) from hedging activities	(827)	(611)	95	(547)
Reclassification of losses (gains) on net investment hedging activities to income	–	–	1	–
	1,004	926	(224)	35
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	293	(193)	(309)	(591)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(128)	84	(309)	86
	165	(109)	(618)	(505)
Items that will not be reclassified subsequently to income:
Remeasurement gains (losses) on employee benefit plans (Note 9)	104	(129)	146	(359)
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(313)	309	(1,014)	(487)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	19	8	74	18
	(190)	188	(794)	(828)
Total other comprehensive income (loss), net of taxes	1,018	904	(858)	(799)
Total comprehensive income (loss)	$4,968	$4,584	$6,674	$6,014
Total comprehensive income attributable to:
Shareholders	$4,963	$4,580	$6,670	$6,011
Non-controlling interests	5	4	4	3
	$4,968	$4,584	$6,674	$6,014
The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2024	April 30 2023	April 30 2024	April 30 2023
Income taxes on other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	$(7)	$20	$296	$191
Provision for credit losses recognized in income	–	1	–	1
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(12)	(21)	(28)	(30)
Unrealized foreign currency translation gains (losses)	7	1	(10)	1
Net foreign currency translation gains (losses) from hedging activities	(307)	(226)	33	(64)
Net gains (losses) on derivatives designated as cash flow hedges	137	(76)	(125)	(140)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(47)	33	(115)	34
Remeasurement gains (losses) on employee benefit plans	30	(49)	52	(72)
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(119)	119	(390)	(187)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	7	3	27	15
Total income tax expenses (recoveries)	$(311)	$(195)	$(260)	$(251)
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2024

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

	For the three months ended April 30, 2024
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$8,050	$20,156	$(19)	$(84)	$82,049	$(1,121)	$5,387	$1,973	$6,239	$116,391	$97	$116,488
Changes in equity
Issues of share capital and other equity instruments	1,370	762	–	–	(8)	–	–	–	–	2,124	–	2,124
Sales of treasury shares and other equity instruments	–	–	404	1,112	–	–	–	–	–	1,516	–	1,516
Purchases of treasury shares and other equity instruments	–	–	(366)	(1,099)	–	–	–	–	–	(1,465)	–	(1,465)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(1,953)	–	–	–	–	(1,953)	–	(1,953)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(67)	–	–	–	–	(67)	(2)	(69)
Other	–	–	–	–	(5)	–	–	–	–	(5)	–	(5)
Net income	–	–	–	–	3,948	–	–	–	–	3,948	2	3,950
Total other comprehensive income (loss), net of taxes	–	–	–	–	(190)	39	1,001	165	1,205	1,015	3	1,018
Balance at end of period	$9,420	$20,918	$19	$(71)	$83,774	$(1,082)	$6,388	$2,138	$7,444	$121,504	$100	$121,604

	For the three months ended April 30, 2023 (Restated – Note 2)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$17,342	$10	$(389)	$75,929	$(1,757)	$4,800	$1,998	$5,041	$105,256	$103	$105,359
Changes in equity
Issues of share capital and other equity instruments	–	642	–	–	–	–	–	–	–	642	–	642
Sales of treasury shares and other equity instruments	–	–	112	1,335	–	–	–	–	–	1,447	–	1,447
Purchases of treasury shares and other equity instruments	–	–	(126)	(1,073)	–	–	–	–	–	(1,199)	–	(1,199)
Share-based compensation awards	–	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Dividends on common shares	–	–	–	–	(1,836)	–	–	–	–	(1,836)	–	(1,836)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(67)	–	–	–	–	(67)	(9)	(76)
Other	–	–	–	–	25	–	–	–	–	25	–	25
Net income	–	–	–	–	3,679	–	–	–	–	3,679	1	3,680
Total other comprehensive income (loss), net of taxes	–	–	–	–	188	(101)	923	(109)	713	901	3	904
Restated balance at end of period	$7,323	$17,984	$(4)	$(127)	$77,917	$(1,858)	$5,723	$1,889	$5,754	$108,847	$98	$108,945

Royal Bank of Canada
  Second Quarter 2024   55

	For the six months ended April 30, 2024
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,715	$(2,516)	$6,612	$2,756	$6,852	$115,048	$99	$115,147
Transition adjustment (Note 2)	–	–	–	–	(656)	656	–	–	656	–	–	–
Restated balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,059	$(1,860)	$6,612	$2,756	$7,508	$115,048	$99	$115,147
Changes in equity
Issues of share capital and other equity instruments	2,120	1,520	–	–	(14)	–	–	–	–	3,626	–	3,626
Redemption of preferred shares and other equity instruments	(23)	–	–	–	2	–	–	–	–	(21)	–	(21)
Sales of treasury shares and other equity instruments	–	–	517	2,339	–	–	–	–	–	2,856	–	2,856
Purchases of treasury shares and other equity instruments	–	–	(489)	(2,179)	–	–	–	–	–	(2,668)	–	(2,668)
Share-based compensation awards	–	–	–	–	8	–	–	–	–	8	–	8
Dividends on common shares	–	–	–	–	(3,897)	–	–	–	–	(3,897)	–	(3,897)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(125)	–	–	–	–	(125)	(3)	(128)
Other	–	–	–	–	7	–	–	–	–	7	–	7
Net income	–	–	–	–	7,528	–	–	–	–	7,528	4	7,532
Total other comprehensive income (loss), net of taxes	–	–	–	–	(794)	778	(224)	(618)	(64)	(858)	–	(858)
Balance at end of period	$9,420	$20,918	$19	$(71)	$83,774	$(1,082)	$6,388	$2,138	$7,444	$121,504	$100	$121,604

	For the six months ended April 30, 2023 (Restated – Note 2)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$17,318	$(5)	$(334)	$78,037	$(2,357)	$5,688	$2,394	$5,725	$108,064	$111	$108,175
Transition adjustment (Note 2)	–	–	–	–	(2,359)	–	–	–	–	(2,359)	–	(2,359)
Restated balance at beginning of period	$7,323	$17,318	$(5)	$(334)	$75,678	$(2,357)	$5,688	$2,394	$5,725	$105,705	$111	$105,816
Changes in equity
Issues of share capital and other equity instruments	–	666	–	–	1	–	–	–	–	667	–	667
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	389	2,077	–	–	–	–	–	2,466	–	2,466
Purchases of treasury shares and other equity instruments	–	–	(388)	(1,870)	–	–	–	–	–	(2,258)	–	(2,258)
Share-based compensation awards	–	–	–	–	4	–	–	–	–	4	–	4
Dividends on common shares	–	–	–	–	(3,665)	–	–	–	–	(3,665)	–	(3,665)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(111)	–	–	–	–	(111)	(16)	(127)
Other	–	–	–	–	28	–	–	–	–	28	–	28
Net income	–	–	–	–	6,810	–	–	–	–	6,810	3	6,813
Total other comprehensive income (loss), net of taxes	–	–	–	–	(828)	499	35	(505)	29	(799)	–	(799)
Restated balance at end of period	$7,323	$17,984	$(4)	$(127)	$77,917	$(1,858)	$5,723	$1,889	$5,754	$108,847	$98	$108,945
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2024

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2024	April 30 2023 (Restated – Note 2)	April 30 2024	April 30 2023 (Restated – Note 2)
Cash flows from operating activities
Net income	$3,950	$3,680	$7,532	$6,813
Adjustments for non-cash items and others
Provision for credit losses	920	600	1,733	1,132
Depreciation	338	313	658	628
Deferred income taxes	(246)	(96)	(852)	(357)
Amortization and impairment of other intangibles	385	395	739	768
Net changes in investments in joint ventures and associates	(18)	(11)	(30)	(40)
Losses (Gains) on investment securities	(59)	(111)	(129)	(164)
Losses (Gains) on disposition of businesses	(1)	–	(5)	–
Adjustments for net changes in operating assets and liabilities
Insurance contract liabilities	(143)	435	2,173	1,426
Net change in accrued interest receivable and payable	1,414	1,556	1,589	1,953
Current income taxes	(430)	(314)	(115)	569
Derivative assets	(21,796)	5,971	15,616	30,127
Derivative liabilities	26,053	(7,184)	(9,602)	(29,183)
Trading securities	21,141	9,310	18,620	11,998
Loans, net of securitizations	(27,878)	(7,726)	(33,716)	(12,430)
Assets purchased under reverse repurchase agreements and securities borrowed	46,518	(6,860)	38,838	(17,394)
Obligations related to assets sold under repurchase agreements and securities loaned	(60,433)	1,191	(61,181)	17,611
Obligations related to securities sold short	(4,433)	801	(3,072)	537
Deposits, net of securitizations	209	6,211	9,690	22,356
Brokers and dealers receivable and payable	505	(2,033)	8	(3,004)
Other	(1,599)	4,178	(5,740)	(5,181)
Net cash from (used in) operating activities	(15,603)	10,306	(17,246)	28,165
Cash flows from investing activities
Change in interest-bearing deposits with banks	22,621	11,615	32,627	7,949
Proceeds from sales and maturities of investment securities	43,051	42,915	108,531	77,197
Purchases of investment securities	(46,833)	(48,318)	(107,720)	(88,833)
Net acquisitions of premises and equipment and other intangibles	(410)	(706)	(892)	(1,404)
Net proceeds from (cash transferred for) dispositions	1	–	10	–
Cash used in acquisitions, net of cash acquired	(12,716)	–	(12,716)	–
Net cash from (used in) investing activities	5,714	5,506	19,840	(5,091)
Cash flows from financing activities
Issuance of subordinated debentures	2,000	–	2,000	1,500
Repayment of subordinated debentures	–	–	–	(60)
Issue of common shares, net of issuance costs	20	20	56	42
Issue of preferred shares and other equity instruments, net of issuance costs	1,362	–	2,106	–
Redemption of preferred shares and other equity instruments	–	–	(21)	–
Sales of treasury shares and other equity instruments	1,516	1,447	2,856	2,466
Purchases of treasury shares and other equity instruments	(1,465)	(1,199)	(2,668)	(2,258)
Dividends paid on shares and distributions paid on other equity instruments	(1,262)	(1,252)	(2,502)	(3,093)
Dividends/distributions paid to non-controlling interests	(2)	(9)	(3)	(16)
Change in short-term borrowings of subsidiaries	(4,352)	(2,109)	(3,819)	2,382
Repayment of lease liabilities	(157)	(163)	(310)	(329)
Net cash from (used in) financing activities	(2,340)	(3,265)	(2,305)	634
Effect of exchange rate changes on cash and due from banks	(745)	375	(905)	3,094
Net change in cash and due from banks	(12,974)	12,922	(616)	26,802
Cash and due from banks at beginning of period (1)	74,347	86,277	61,989	72,397
Cash and due from banks at end of period (1)	$61,373	$99,199	$61,373	$99,199
Cash flows from operating activi tie s include:
Amount of interest paid	$16,788	$11,801	$35,708	$23,027
Amount of interest received	24,930	19,190	49,880	36,682
Amount of dividends received	798	788	1,856	1,620
Amount of income taxes paid	1,221	972	2,076	2,408

(1)	We are required to maintain balances due to regulatory requirements or contractual restrictions from central banks, other regulatory authorities, and other counterparties. The total balances were $2 billion as at April 30, 2024 (January 31, 2024 – $3 billion; October 31, 2023 – $3 billion; April 30, 2023 – $3 billion; October 31, 2022 – $2 billion).
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2024   57

Note 1 General information
Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34
Interim Financial Reporting
. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2023 Annual Consolidated Financial Statements and the accompanying notes included on pages 140 to 234 in our 2023 Annual Report. Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. On May 29, 2024, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments
Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in the preparation of our audited 2023 Annual Consolidated Financial Statements. Our significant accounting policies and future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2023 Annual Consolidated Financial Statements and updates are provided below.
Changes in accounting policies
During the first quarter of 2024, we adopted IFRS 17
Insurance Contracts
(IFRS 17), replacing IFRS 4
Insurance Contracts
(IFRS 4). Our updated accounting policies for insurance and reinsurance contracts are described below. We have applied IFRS 17 retrospectively and restated comparative period results beginning November 1, 2022, where applicable. Adjustments to the carrying amounts of insurance and reinsurance contracts at the transition date of November 1, 2022 were recognized in Retained earnings.
As permitted by the transition provisions of IFRS 17, we reclassified certain financial assets between fair value classification categories at the date of initial application of IFRS 17 as described below. The reclassifications resulted in no adjustments to carrying amounts of financial assets as at November 1, 2023. Retained earnings and Other components of equity as at November 1, 2023 were adjusted as a result with no net impact to total equity. We elected not to restate comparative period results for these changes and accordingly, comparative period information for the impacted financial assets prior to November 1, 2023 is presented in accordance with our previous classifications.
Insurance and reinsurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder are insurance contracts, which includes reinsurance contracts issued. Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us are reinsurance contracts held, and are accounted for separately from the underlying insurance contracts to which they relate. Embedded derivatives, investment components and promises to provide non-insurance
services are separated from the insurance or reinsurance contract provided specific criteria are met. Insurance and reinsurance contracts are aggregated into portfolios that are subject to similar risks and are managed together, and then divided into groups based on the period of issuance and expected profitability. Groups are separately recognized and measured using one of three measurement models depending on the characteristics of the contracts:
•	For insurance contracts with direct participating features (applicable primarily to our segregated fund insurance contracts), the variable fee approach (VFA) is applied.
•
For insurance contracts and reinsurance contracts held with a short duration of one year or less (applicable primarily to our creditor reinsurance contracts issued, group life and health insurance contracts and travel insurance contracts), the premium allocation approach (PAA) is applied.

•	The general measurement method (GMM) is applied to all remaining contracts.
Under the GMM and VFA, the carrying amount of a group of insurance or reinsurance contracts is measured as the sum of the fulfilment cash flows and the contractual service margin (CSM). The carrying amount is also the sum of the balance for remaining coverage and the balance for incurred claims. The balance for remaining coverage comprises the fulfilment cash flows that relate to services that will be provided under the contracts in future periods and any remaining CSM at that date. The balance for incurred claims includes the fulfilment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported. The fulfilment cash flows consist of the present value of future cash flows and a risk adjustment for non-financial
risk, discounted using the current rates as at the reporting date determined using the discount rate methodology below. The estimates of future cash flows consider probability-weighted scenarios and include all future cash flows that are within the contract boundary. The risk adjustment for non-financial
risk is estimated using the margin approach and represents the compensation that we require for bearing the uncertainty about the amount and timing of cash flows that arise from non-financial
risk as the insurance contract is fulfilled. The measurement of the groups of contracts requires the use of judgment in setting methodologies and assumptions for mortality, morbidity, policy lapses and other policyholder behaviour, policy dividends and directly attributable expenses, including acquisition costs allocated using a systematic and rational method. Changes to the underlying assumptions and estimates may have a significant effect on
Non-interest
income – Insurance service result and Investment insurance result. Subsequent changes in fulfilment cash flows related to future services adjust the CSM, unless the group is onerous in which case such changes are recognized in
Non-interest
income – Insurance service result along with changes related to past or current services.

Royal Bank of Canada
  Second Quarter 2024

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Discount rates used reflect the time value of money and are based on the characteristics of the insurance and reinsurance contracts. Cash flows that vary based on the returns on underlying items are discounted at rates reflecting that variability. For cash flows that do not vary based on the returns on underlying items, we predominantly apply the top-down
approach in determining discount rates. Under this approach, the discount rates for the observable periods are determined using yield curves implied from a reference portfolio of assets adjusted to eliminate factors (credit and market risk of the financial assets) that are not relevant to the insurance contracts. For unobservable periods, the discount rates are interpolated using the last observable point and the ultimate discount rate, composed of a risk-free rate and illiquidity premium. For a selected portfolio, the bottom-up
approach is applied in determining the discount rate, which uses a risk-free rate plus an illiquidity premium to reflect the characteristics of the contracts. Management judgment is required in estimating the market and credit risk factors and illiquidity premiums in determining the discount rates.
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. If there is a net outflow at the initial recognition of the group, the group is onerous and the net outflow is recognized in
Non-interest
income – Insurance service result immediately. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM for insurance and reinsurance contacts are released into income based on coverage units, which represent the quantity of service (insurance coverage as well as investment-return and investment-related services) provided by a group of contracts and are determined by considering the quantity of benefits provided under each contract and the expected coverage duration. Under the GMM, the CSM is adjusted for interest accretion using the discount rates that were locked-in
at initial recognition of the groups or the discount rates that were locked-in
at the transition date for groups where the fair value approach was applied. Under the VFA, the CSM is adjusted for changes in the amount of our share of the fair value of the underlying items, while the changes to the fair value of the underlying items, reflecting changes in the obligation to pay the policyholder, are recognized in
Non-interest
income – Insurance investment result.
Under the PAA, the liability for remaining coverage for each group is measured as the premiums received less insurance revenue recognized for services provided, while the liability for incurred claims is measured as the fulfillment cash flows for incurred claims.
Losses from the recognition of onerous groups of insurance contracts, regardless of the measurement model applied, are recognized in
Non-interest
income – Insurance service result immediately. Any losses recognized relating to future service can be reversed in subsequent periods if the group of contracts is no longer onerous.
The insurance and reinsurance contract balances are remeasured at the end of each reporting period. We have elected to update the accounting estimates made in the previous interim period when remeasuring the insurance and reinsurance contracts in subsequent interim and annual reporting periods.
An insurance or reinsurance contract is derecognized when it is extinguished or modified such that the modification results in a change in the measurement model, a substantially different contract boundary or a change in the scope of the applicable standard for measuring a component of the contract.
Insurance service result comprises Insurance revenue less Insurance service expense and Net income (expense) from reinsurance contracts held.
•
Insurance revenue is recognized as we provide insurance contract services under the groups of insurance contracts. For contracts measured using the PAA, the insurance revenue is generally recognized based on allocating expected premium receipts over the passage of time. For contracts measured using the GMM and VFA, insurance revenue represents the amount of consideration we expect to be entitled to in exchange for services in the period, which includes expected claims and expenses directly attributable to fulfilling insurance contracts (excluding any investment components), release of the risk adjustment for the period, CSM amortization to reflect services provided in the period, an allocation of premiums that relates to recovering insurance acquisition expenses and experience adjustments for premium receipts relating to current or past services.

•
Insurance service expense arising from insurance contracts include incurred claims and other directly attributable expenses in the current period (excluding investment components), amortization and impairment losses relating to insurance acquisition cash flows where applicable, changes relating to past or current services and changes in loss components of onerous groups of contracts.

•	Net income (expense) from reinsurance contracts held represents the amounts recovered from the reinsurers less the allocation of premiums paid on reinsurance contracts held.
Insurance investment result comprises Net investment income, Net insurance finance income (expense) and Net reinsurance finance income (expense) from reinsurance contracts held.
•
Net investment income primarily comprises interest and dividend income and net gains (losses) on financial assets, including segregated fund assets, and derivatives relating to the Insurance segment. Financial assets supporting the Insurance segment are primarily measured at FVTPL and FVOCI.

•
Insurance and reinsurance finance income (expense) represents the net effect of and changes in the time value of money (including the time value of money relating to risk adjustment on non-financial
risks) and financial risks on insurance contracts and reinsurance contracts held respectively
.

Royal Bank of Canada
  Second Quarter 2024   59

Impact of IFRS 17 transition excluding the impact of reclassifications of financial assets
Upon the adoption of IFRS 17, we applied IFRS 17 retrospectively by adjusting our Consolidated Balance Sheets as at November 1, 2022 and restating the comparative information for the year ended October 31, 2023. The full retrospective approach was applied for all insurance and reinsurance contracts unless it was impracticable to do so. The full retrospective approach was applied to all contracts measured using the PAA and all new contracts issued on and after November 1, 2022 measured using the GMM and VFA as if IFRS 17 had always been applied. Due to data availability and the inability to use hindsight, the fair value approach was applied to contracts issued before November 1, 2022 that were measured under the GMM and VFA. Under the fair value approach, each portfolio comprises only one group, and the CSM was calculated as the difference between the fair value of a group of contracts and the fulfilment cash flows using reasonable and supportable information available at the transition date. To determine the fair value of a group of contracts, the requirements of IFRS 13
Fair Value Measurement
were applied based on the present value of expected future cash flows within the contract boundary using assumptions adjusted for market participants’ views, and includes a profit margin beyond the risk adjustment for non-financial
risk to reflect what a market participant would require for accepting such contract obligations. The fulfilment cash flows and discount rates were determined as at the transition using the policies applicable to new business described above.
The adoption of IFRS 17 resulted in a reduction in Retained earnings of $2.4 billion, net of taxes, as at November 1, 2022. This is attributable to the establishment of the CSM and other remeasurement changes to insurance and reinsurance contracts and related tax effects. The CSM of all insurance contracts net of reinsurance contracts held as at November 1, 2022 was $1.8 billion. The following details the selected balances and totals impacted on our Consolidated Balance Sheets as at November 1, 2022:

(Millions of Canadian dollars)	As at November 1, 2022 before transition	Transition adjustments	As at November 1, 2022 after transition
Assets
Segregated fund net assets (1)	$2,638	$(2,638)	$–
Other
Other assets (2)	80,300	4,261	84,561
Total assets	$1,917,219	$1,623	$1,918,842
Liabilities
Segregated fund net liabilities (3)	$2,638	$(2,638)	$–
Other
Insurance claims and policy benefit liabilities (4)	11,511	(11,511)	–
Insurance contract liabilities (4)	–	18,226	18,226
Other liabilities (5)	95,235	(95)	95,140
Total liabilities	$1,809,044	$3,982	$1,813,026
Total equity	108,175	(2,359)	105,816
Total liabilities and equity	$1,917,219	$1,623	$1,918,842

(1)	Segregated fund net assets are now presented within Other assets.
(2)	The increase is primarily attributable to the inclusion of segregated fund net assets, the increase in insurance contract assets, reinsurance contract held assets and the tax effects of the IFRS 17 transition adjustment.
(3)	Segregated fund insurance contracts are now presented within Insurance contract liabilities.
(4)	Insurance claims and policy benefit liabilities measured under IFRS 4 is replaced with Insurance contract liabilities measured under IFRS 17. The increase in these balances is attributable to presentation changes and remeasurement impacts including the establishment of the CSM for in-force
contracts at transition.
(5)	Certain liabilities that were previously presented in Other liabilities are now included in the measurement of insurance contracts or reinsurance contracts held.
Impact of reclassifications of financial assets from IFRS 17 transition
As permitted by IFRS 17, we reclassified certain eligible financial assets held in respect of activities that relate to insurance contracts upon the adoption of IFRS 17. The changes were primarily a result of changes to the business models based on facts and circumstances that existed as at November 1, 2023, the date of the initial application of IFRS 17. We have applied these changes retrospectively by adjusting our Consolidated Balance Sheet as at November 1, 2023 with no restatement of comparative information. The following were reclassified as at November 1, 2
023
:
•	$8.3 billion of securities and $2.0 billion of loans from designated as FVTPL to classified as FVTPL;
•	$0.5 billion of securities and $0.3 billion of loans from designated as FVTPL to classified as FVOCI;
•	$1.7 billion of securities from classified as FVOCI to classified as FVTPL; and
•	$0.3 billion of securities from classified as FVTPL to designated as FVOCI.
The impacts of the reclassifications resulted in an increase in Other components of equity by $656 million, net of taxes, and a decrease in Retained earnings by the same amount, with no net impact to our total equity nor the carrying amounts of those assets.
Future changes in accounting policy and disclosure
IFRS 18
Presentation and Disclosure in Financial Statements
(IFRS 18)
In April 2024, the IASB issued IFRS 18 which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1
Presentation of Financial Statements
and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. The standard introduces new defined subtotals to be presented in the Consolidated Statements of Income, disclosure of management-defined performance measures and requirements for grouping of information. This standard will be effective for us on November 1, 2027. We are currently assessing the impact of adopting this standard on our Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2024

Note 3 Fair value of financial instruments
Carrying value and fair value of financial instruments
The following tables provide a comparison of the carrying values and fair values for fi nancial instrum
ents classified or designated as fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI)
, and financial instruments measured at amortized cost
. Embedded derivatives are presented on a combined basis with the host contracts. Refer to Note 2 and Note 3 of our audited 2023 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at April 30, 2024
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$30,259	$–	$–	$8,200	$8,200	$38,459	$38,459
Securities
Trading	172,641	925	–	–	–	–	173,566	173,566
Investment, net of applicable allowance	–	–	138,417	1,171	99,399	93,443	238,987	233,031
	172,641	925	138,417	1,171	99,399	93,443	412,553	406,597
Assets purchased under reverse repurchase agreements and securities borrowed	246,911	–	–	–	54,886	54,886	301,797	301,797
Loans, net of applicable allowance
Retail	598	–	538	–	608,407	597,432	609,543	598,568
Wholesale	25,524	1,838	947	–	322,687	317,447	350,996	345,756
	26,122	1,838	1,485	–	931,094	914,879	960,539	944,324
Other
Derivatives	130,199	–	–	–	–	–	130,199	130,199
Other assets (1)	10,159	8	–	–	54,908	54,908	65,075	65,075
Financial liabilities
Deposits
Personal	$258	$28,701			$470,923	$470,299	$499,882	$499,258
Business and government (2)	205	148,861			645,868	646,013	794,934	795,079
Bank (3)	–	4,341			28,446	28,447	32,787	32,788
	463	181,903			1,145,237	1,144,759	1,327,603	1,327,125
Other
Obligations related to securities sold short	31,487	–			–	–	31,487	31,487
Obligations related to assets sold under repurchase agreements and securities loaned	–	246,702			33,019	33,019	279,721	279,721
Derivatives	136,568	–			–	–	136,568	136,568
Other liabilities (4)	(1,280)	2			76,004	76,223	74,726	74,945
Subordinated debentures	–	–			13,464	13,484	13,464	13,484

Royal Bank of Canada
  Second Quarter 2024   61

	As at October 31, 2023 (Restated – Note 2)
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$60,856	$–	$–	$10,230	$10,230	$71,086	$71,086
Securities
Trading	180,651	9,500	–	–	–	–	190,151	190,151
Investment, net of applicable allowance	–	–	127,624	842	91,113	83,667	219,579	212,133
	180,651	9,500	127,624	842	91,113	83,667	409,730	402,284
Assets purchased under reverse repurchase agreements and securities borrowed	285,869	–	–	–	54,322	54,322	340,191	340,191
Loans, net of applicable allowance
Retail	114	362	280	–	566,376	542,480	567,132	543,236
Wholesale	5,629	3,619	597	–	275,796	268,843	285,641	278,688
	5,743	3,981	877	–	842,172	811,323	852,773	821,924
Other
Derivatives	142,450	–	–	–	–	–	142,450	142,450
Other assets (1)	7,579	5	–	–	68,450	68,450	76,034	76,034
Financial liabilities
Deposits
Personal	$109	$26,702			$415,135	$412,886	$441,946	$439,697
Business and government (2)	174	137,454			607,447	605,260	745,075	742,888
Bank (3)	–	11,462			33,204	33,160	44,666	44,622
	283	175,618			1,055,786	1,051,306	1,231,687	1,227,207
Other
Obligations related to securities sold short	33,651	–			–	–	33,651	33,651
Obligations related to assets sold under repurchase agreements and securities loaned	–	298,679			36,559	36,559	335,238	335,238
Derivatives	142,629	–			–	–	142,629	142,629
Other liabilities (4)	(937)	11			92,539	92,441	91,613	91,515
Subordinated debentures	–	–			11,386	11,213	11,386	11,213

(1)	Includes Customers’ liability under acceptances and financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes Acceptances and financial instruments recognized in Other liabilities.

Royal Bank of Canada
  Second Quarter 2024

Note 3 Fair value of financial instruments (continued)

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	April 30, 2024						October 31, 2023 (Restated – Note 2)
	Fair value measurements using			Netting adjustments			Fair value measurements using			Netting adjustments
(Millions of Canadian dollars)	Level 1	Level 2	Level 3			Fair value	Level 1	Level 2	Level 3			Fair value
Financial assets
Interest-bearing deposits with banks	$–	$30,259	$–	$		$30,259	$–	$60,856	$–	$		$60,856
Securities
Trading
Debt issued or guaranteed by:
Canadian government (1)
Federal	16,894	2,133	–			19,027	26,675	2,581	–			29,256
Provincial and municipal	–	15,795	–			15,795	–	16,389	–			16,389
U.S. federal, state, municipal and agencies (1), (2)	1,570	33,957	–			35,527	2,249	50,439	–			52,688
Other OECD government (3)	2,345	2,002	–			4,347	2,055	2,577	–			4,632
Mortgage-backed securities (1)	–	1	–			1	–	2	–			2
Asset-backed securities
Non-CDO securities (4)	–	1,200	–			1,200	–	1,245	–			1,245
Corporate debt and other debt	–	24,011	–			24,011	–	22,615	–			22,615
Equities	68,988	2,278	2,392			73,658	58,826	2,232	2,266			63,324
	89,797	81,377	2,392			173,566	89,805	98,080	2,266			190,151
Investment
Debt issued or guaranteed by:
Canadian government (1)
Federal	4,408	10,312	–			14,720	2,731	3,528	–			6,259
Provincial and municipal	–	3,542	–			3,542	–	2,748	–			2,748
U.S. federal, state, municipal and agencies (1)	865	70,701	–			71,566	275	73,020	–			73,295
Other OECD government	2,007	7,684	–			9,691	–	6,192	–			6,192
Mortgage-backed securities (1)	–	2,454	30			2,484	–	2,672	29			2,701
Asset-backed securities
CDO	–	8,532	–			8,532	–	8,265	–			8,265
Non-CDO securities	–	494	–			494	–	441	–			441
Corporate debt and other debt	–	27,244	144			27,388	–	27,574	149			27,723
Equities	391	304	476			1,171	38	338	466			842
	7,671	131,267	650			139,588	3,044	124,778	644			128,466
Assets purchased under reverse repurchase agreements and securities borrowed	–	246,911	–			246,911	–	285,869	–			285,869
Loans	–	27,608	1,837			29,445	–	8,742	1,859			10,601
Other
Derivatives
Interest rate contracts	–	33,524	257			33,781	–	39,243	290			39,533
Foreign exchange contracts	–	80,109	19			80,128	–	89,644	4			89,648
Credit derivatives	–	242	–			242	–	224	–			224
Other contracts	2,577	16,216	22			18,815	2,352	13,927	111			16,390
Valuation adjustments	–	(1,296)	2			(1,294)	–	(1,805)	4			(1,801)
Total gross derivatives	2,577	128,795	300			131,672	2,352	141,233	409			143,994
Netting adjustments					(1,473)	(1,473)					(1,544)	(1,544)
Total derivatives						130,199						142,450
Other assets	5,001	5,157	9			10,167	4,152	3,421	11			7,584
	$105,046	$651,374	$5,188		$(1,473)	$760,135	$99,353	$722,979	$5,189		$(1,544)	$825,977
Financial liabilities
Deposits
Personal	$–	$28,326	$633	$		$28,959	$–	$26,428	$383	$		$26,811
Business and government	–	149,066	–			149,066	–	137,628	–			137,628
Bank	–	4,341	–			4,341	–	11,462	–			11,462
Other
Obligations related to securities sold short	13,549	17,938	–			31,487	14,391	19,260	–			33,651
Obligations related to assets sold under repurchase agreements and securities loaned	–	246,702	–			246,702	–	298,679	–			298,679
Derivatives
Interest rate contracts	–	34,411	904			35,315	–	41,249	952			42,201
Foreign exchange contracts	–	72,939	46			72,985	–	81,750	53			81,803
Credit derivatives	–	209	–			209	–	176	–			176
Other contracts	2,982	26,779	320			30,081	3,119	17,306	549			20,974
Valuation adjustments	–	(557)	8			(549)	–	(982)	1			(981)
Total gross derivatives	2,982	133,781	1,278			138,041	3,119	139,499	1,555			144,173
Netting adjustments					(1,473)	(1,473)					(1,544)	(1,544)
Total derivatives						136,568						142,629
Other liabilities	451	(1,729)	–			(1,278)	370	(1,296)	–			(926)
	$16,982	$578,425	$1,911		$(1,473)	$595,845	$17,880	$631,660	$1,938		$(1,544)	$649,934

(1)	As at April 30, 2024, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of trading securities were $14,233 million and $nil (October 31, 2023 – $14,345 million and $nil), respectively, and in all fair value levels of Investment securities were $24,951 million and $2,324 million (October 31, 2023 – $24,365 million and $2,618 million), respectively.
(2)	United States (U.S.).
(3)	Organisation for Economic Co-operation and Development (OECD).
(4)	Collateralized debt obligations (CDO).

Royal Bank of Canada
  Second Quarter 2024   63

Fair value measurements using significant unobservable inputs (Level 3 Instruments)
A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.
During the three months ended April 30, 2024, there were no significant changes made to the valuation techniques and ranges and weighted averages of unobservable inputs used in the determination of fair value of Level 3 financial instruments. As at April 30, 2024, the impacts of adjusting one or more of the unobservable inputs by reasonably possible alternative assumptions did not change significantly from the impacts disclosed in our audited 2023 Annual Consolidated Financial Statements.
Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the three months ended April 30, 2024
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$–	$–	$–	$–	$–	$–	$–	$–	$–
Asset-backed securities
Non-CDO securities	–	–	–	–	–	–	–	–	–
Corporate debt and other debt	–	–	–	–	–	–	–	–	–
Equities	2,286	(36)	28	131	(16)	–	(1)	2,392	(12)
	2,286	(36)	28	131	(16)	–	(1)	2,392	(12)
Investment
Mortgage-backed securities	30	–	–	–	–	–	–	30	n.a.
Corporate debt and other debt	148	–	1	–	(5)	–	–	144	n.a.
Equities	462	–	9	3	–	2	–	476	n.a.
	640	–	10	3	(5)	2	–	650	n.a.
Loans	1,815	(8)	12	202	(47)	3	(140)	1,837	(4)
Other
Net derivative balances (3)
Interest rate contracts	(535)	(77)	–	(26)	(3)	(5)	(1)	(647)	(62)
Foreign exchange contracts	(49)	10	4	10	(2)	2	(2)	(27)	13
Other contracts	(349)	8	(8)	(33)	3	(79)	160	(298)	–
Valuation adjustments	4	–	–	(2)	(8)	–	–	(6)	–
Other assets	10	–	–	–	(1)	–	–	9	–
	$3,822	$(103)	$46	$285	$(79)	$(77)	$16	$3,910	$(65)
Liabilities
Deposits	$(429)	$(4)	$(2)	$(235)	$25	$(89)	$101	$(633)	$6
	$(429)	$(4)	$(2)	$(235)	$25	$(89)	$101	$(633)	$6

Royal Bank of Canada
  Second Quarter 2024

Note 3 Fair value of financial instruments (continued)

	For the three months ended April 30, 2023
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$–	$–	$–	$–	$–	$–	$–	$–	$–
Asset-backed securities
Non-CDO securities	–	–	–	–	–	–	–	–	–
Corporate debt and other debt	–	–	–	2	–	17	–	19	–
Equities	2,106	(108)	19	171	(12)	1	–	2,177	(87)
	2,106	(108)	19	173	(12)	18	–	2,196	(87)
Investment
Mortgage-backed securities	28	–	(2)	1	–	–	–	27	n.a.
Corporate debt and other debt	149	–	8	–	(7)	–	–	150	n.a.
Equities	420	–	16	–	–	–	–	436	n.a.
	597	–	22	1	(7)	–	–	613	n.a.
Loans	2,597	26	30	46	(261)	–	(28)	2,410	27
Other
Net derivative balances (3)
Interest rate contracts	(654)	(1)	–	12	2	5	(2)	(638)	(4)
Foreign exchange contracts	(63)	(4)	3	(3)	–	–	11	(56)	(24)
Other contracts	(547)	92	(7)	(30)	4	(28)	103	(413)	21
Valuation adjustments	17	–	–	–	(1)	–	–	16	–
Other assets	13	–	–	–	–	–	–	13	–
	$4,066	$5	$67	$199	$(275)	$(5)	$84	$4,141	$(67)
Liabilities
Deposits	$(250)	$(7)	$(1)	$(42)	$4	$(17)	$63	$(250)	$(4)
	$(250)	$(7)	$(1)	$(42)	$4	$(17)	$63	$(250)	$(4)

	For the six months ended April 30, 2024
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$–	$–	$–	$–	$–	$–	$–	$–	$–
Asset-backed securities
Non-CDO securities	–	–	–	–	–	–	–	–	–
Corporate debt and other debt	–	–	–	–	–	–	–	–	–
Equities	2,266	(54)	(8)	229	(40)	–	(1)	2,392	(8)
	2,266	(54)	(8)	229	(40)	–	(1)	2,392	(8)
Investment
Mortgage-backed securities	29	–	1	–	–	–	–	30	n.a.
Corporate debt and other debt	149	–	4	–	(9)	–	–	144	n.a.
Equities	466	–	5	3	–	2	–	476	n.a.
	644	–	10	3	(9)	2	–	650	n.a.
Loans	1,859	(54)	4	367	(240)	41	(140)	1,837	(50)
Other
Net derivative balances (3)
Interest rate contracts	(662)	3	–	(14)	13	12	1	(647)	17
Foreign exchange contracts	(49)	(1)	5	15	3	2	(2)	(27)	3
Other contracts	(438)	(115)	6	(48)	1	(86)	382	(298)	(64)
Valuation adjustments	3	–	–	(1)	(8)	–	–	(6)	–
Other assets	11	–	–	–	(2)	–	–	9	–
	$3,634	$(221)	$17	$551	$(282)	$(29)	$240	$3,910	$(102)
Liabilities
Deposits	$(383)	$(51)	$1	$(357)	$38	$(90)	$209	$(633)	$(28)
	$(383)	$(51)	$1	$(357)	$38	$(90)	$209	$(633)	$(28)

Royal Bank of Canada
  Second Quarter 2024   65

	For the six months ended April 30, 2023
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$4	$–	$–	$–	$(4)	$–	$–	$–	$–
Asset-backed securities
Non-CDO securities	2	–	–	–	(2)	–	–	–	–
Corporate debt and other debt	7	–	–	2	–	17	(7)	19	–
Equities	1,874	(122)	(6)	421	(32)	42	–	2,177	(111)
	1,887	(122)	(6)	423	(38)	59	(7)	2,196	(111)
Investment
Mortgage-backed securities	28	–	(2)	1	–	–	–	27	n.a.
Corporate debt and other debt	151	–	7	–	(8)	–	–	150	n.a.
Equities	397	–	40	–	(1)	–	–	436	n.a.
	576	–	45	1	(9)	–	–	613	n.a.
Loans	1,692	(26)	23	1,239	(381)	28	(165)	2,410	3
Other
Net derivative balances (3)
Interest rate contracts	(859)	4	5	(8)	175	23	22	(638)	9
Foreign exchange contracts	(132)	1	11	1	37	–	26	(56)	(4)
Other contracts	(785)	37	10	(38)	66	(59)	356	(413)	30
Valuation adjustments	53	–	–	–	(37)	–	–	16	–
Other assets	15	–	–	–	(2)	–	–	13	–
	$2,447	$(106)	$88	$1,618	$(189)	$51	$232	$4,141	$(73)
Liabilities
Deposits	$(241)	$(27)	$–	$(77)	$6	$(51)	$140	$(250)	$(15)
	$(241)	$(27)	$–	$(77)	$6	$(51)	$140	$(250)	$(15)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains or losses on Investment securities recognized in other comprehensive income (OCI) were $nil for the three months ended April 30, 2024 (April 30, 2023 – gains of $12 million) and gains of $10 million for the six months ended April 30, 2024 (April 30, 2023 – gains of $30 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at April 30, 2024 included derivative assets of $300 million (April 30, 2023 – $362 million) and derivative liabilities of $1,278 million (April 30, 2023 – $1,453 million).
n.a.	not applicable
Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis
Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.
Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).
During the three months ended April 30, 2024, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $498 million and Trading U.S. federal, state, municipal and agencies debt of $258 million. During the three months ended April 30, 2023, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $112 million.
During the three months ended April 30, 2024 and April 30, 2023, there were no significant transfers out of Level 2 to Level 1.
During the six months ended April 30, 2024, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $621 million and Trading U.S. federal, state, municipal and agencies debt of $258 million. During the six months ended April 30, 2023, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $435 million and Trading U.S. federal, state, municipal and agencies debt of $112 million.
During the six months ended April 30, 2024 and April 30, 2023, there were no significant transfers out of Level 2 to Level 1.
Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.
During the three months ended April 30, 2024 and April 30, 2023, there were no significant transfers out of Level 2 to Level 3.

Royal Bank of Canada
  Second Quarter 2024

Note 3 Fair value of financial instruments (continued)

During the three months ended April 30, 2024, transfers out of Level 3 to Level 2 included Other contracts, Loans and Deposits due to changes in the significance of unobservable inputs and changes in the market observability of inputs. During the three months ended April 30, 2023, transfers out of Level 3 to Level 2 included Other contracts due to changes in the significance of unobservable inputs.
During the six months ended April 30, 2024 and April 30, 2023, there were no significant transfers out of Level 2 to Level 3.
During the six months ended April 30, 2024, transfers out of Level 3 to Level 2 included Other contracts, Deposits and Loans due to changes in the significance of unobservable inputs and changes in the market observability of inputs. During the six months ended April 30, 2023, transfers out of Level 3 to Level 2 included Other contracts and Loans due to changes in the market observability of inputs and changes in the significance of unobservable inputs.
Net interest income from financial instruments
Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2024	April 30 2023	April 30 2024	April 30 2023
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$9,431	$6,948	$18,905	$13,657
Financial instruments measured at fair value through other comprehensive income	1,627	1,114	3,235	2,056
Financial instruments measured at amortized cost	14,696	12,256	29,223	23,942
	25,754	20,318	51,363	39,655
Interest expense (1)
Financial instruments measured at fair value through profit or loss	8,711	6,275	17,795	12,515
Financial instruments measured at amortized cost	10,420	7,944	20,613	14,839
	19,131	14,219	38,408	27,354
Net interest income	$6,623	$6,099	$12,955	$12,301

(1)	Excludes interest and dividend income for the three months ended April 30, 2024 of $162 million (April 30, 2023 – $225 million) and for the six months ended April 30, 2024 of $434 million (April 30, 2023 – $368 million), and interest expense for the three months ended April 30, 2024 of $12 million (April 30, 2023 – $13 million) and for the six months ended April 30, 2024 of $23 million (April 30, 2023 – $17 million) presented in Insurance investment result in the Interim Condensed Consolidated Statements of Income.
(2)	Includes dividend income for the three months ended April 30, 2024 of $776 million (April 30, 2023 – $801 million) and for the six months ended April 30, 2024 of $1,733 million (April 30, 2023 – $1,593 million) presented in Interest and dividend income in the Interim Condensed Consolidated Statements of Income.

Note 4 Securities
Unrealized gains and losses on securities at FVOCI
(1), (2)

	As at
	April 30, 2024 (3)				October 31, 2023
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal	$14,736	$7	$(23)	$14,720	$6,609	$1	$(351)	$6,259
Provincial and municipal	3,553	25	(36)	3,542	3,396	2	(650)	2,748
U.S. federal, state, municipal and agencies	72,997	299	(1,730)	71,566	75,326	343	(2,374)	73,295
Other OECD government	9,710	13	(32)	9,691	6,200	1	(9)	6,192
Mortgage-backed securities	2,512	2	(30)	2,484	2,762	–	(61)	2,701
Asset-backed securities
CDO	8,525	8	(1)	8,532	8,308	3	(46)	8,265
Non-CDO securities	496	2	(4)	494	444	2	(5)	441
Corporate debt and other debt	27,352	99	(63)	27,388	27,774	44	(95)	27,723
Equities	719	458	(6)	1,171	493	357	(8)	842
	$140,600	$913	$(1,925)	$139,588	$131,312	$753	$(3,599)	$128,466

(1)	Excludes $99,399 million of held-to-collect securities as at April 30, 2024 that are carried at amortized cost, net of allowance for credit losses (October 31, 2023 – $91,113 million).
(2)	Gross unrealized gains and losses includes $(33) million of allowance for credit losses on debt securities at FVOCI as at April 30, 2024 (October 31, 2023 – $(33) million) recognized in income and Other components of equity.
(3)	These amounts reflect certain reclassifications made upon the adoption of IFRS 17 as at November 1, 2023 with no restatement of comparative information. Refer to Note 2 for further details.

Royal Bank of Canada
  Second Quarter 2024   67

Allowance for credit losses on investment securities
The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Allowance for credit losses – securities at FVOCI
(1)

	For the three months ended
	April 30, 2024				April 30, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$4	$–	$(37)	$(33)	$4	$1	$(24)	$(19)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	3	–	–	3	1	–	–	1
Sales and maturities	(1)	–	–	(1)	(1)	–	–	(1)
Changes in risk, parameters and exposures	(1)	–	(2)	(3)	–	2	(3)	(1)
Exchange rate and other	1	–	–	1	(1)	(1)	2	–
Balance at end of period	$6	$–	$(39)	$(33)	$3	$2	$(25)	$(20)

	For the six months ended
	April 30, 2024				April 30, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$4	$–	$(37)	$(33)	$3	$1	$(23)	$(19)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	6	–	–	6	3	–	–	3
Sales and maturities	(2)	–	–	(2)	(1)	–	–	(1)
Changes in risk, parameters and exposures	(3)	–	(4)	(7)	(1)	2	(5)	(4)
Exchange rate and other	1	–	2	3	(1)	(1)	3	1
Balance at end of period	$6	$–	$(39)	$(33)	$3	$2	$(25)	$(20)

(1)	Expected credit losses on debt securities at FVOCI are not separately recognized on the balance sheet as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit impaired securities.

Royal Bank of Canada
  Second Quarter 2024

Note 4 Securities (continued)
Allowance for credit losses – securities at amortized cost

	For the three months ended
	April 30, 2024				April 30, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$9	$14	$–	$23	$10	$13	$–	$23
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	1	–	–	1	1	–	–	1
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	(2)	(1)	–	(3)	(3)	–	–	(3)
Exchange rate and other	–	–	–	–	1	–	–	1
Balance at end of period	$8	$13	$–	$21	$9	$13	$–	$22

	For the six months ended
	April 30, 2024				April 30, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$8	$15	$–	$23	$8	$14	$–	$22
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	4	–	–	4	5	–	–	5
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	(4)	(1)	–	(5)	(5)	(1)	–	(6)
Exchange rate and other	–	(1)	–	(1)	1	–	–	1
Balance at end of period	$8	$13	$–	$21	$9	$13	$–	$22
Credit risk exposure by internal risk rating
The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of our 2023 Annual Report.

	As at
	April 30, 2024				October 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$137,417	$8	$–	$137,425	$126,732	$1	$–	$126,733
Non-investment grade	849	–	–	849	742	–	–	742
Impaired	–	–	143	143	–	–	149	149
	138,266	8	143	138,417	127,474	1	149	127,624
Items not subject to impairment (2)				1,171				842
				$139,588				$128,466
Securities at amortized cost
Investment grade	$98,500	$–	$–	$98,500	$89,947	$–	$–	$89,947
Non-investment grade	761	159	–	920	990	199	–	1,189
Impaired	–	–	–	–	–	–	–	–
	99,261	159	–	99,420	90,937	199	–	91,136
Allowance for credit losses	8	13	–	21	8	15	–	23
	$99,253	$146	$–	$99,399	$90,929	$184	$–	$91,113

(1)	Reflects $143 million of purchased credit impaired securities (October 31, 2023 – $149 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Royal Bank of Canada
  Second Quarter 2024   69

Note 5 Loans and allowance for credit losses
Allowance for credit losses

	For the three months ended
	April 30, 2024					April 30, 2023
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$542	$28	$(5)	$4	$569	$469	$11	$(4)	$4	$480
Personal	1,287	213	(134)	5	1,371	1,129	136	(98)	(2)	1,165
Credit cards	1,101	223	(185)	–	1,139	926	169	(115)	–	980
Small business	212	39	(19)	(2)	230	204	30	(7)	(2)	225
Wholesale	2,445	405	(133)	(3)	2,714	1,680	269	(54)	(9)	1,886
Customers’ liability under acceptances	43	8	–	–	51	41	(1)	–	1	41
	$5,630	$916	$(476)	$4	$6,074	$4,449	$614	$(278)	$(8)	$4,777
Presented as:
Allowance for loan losses	$5,299				$5,715	$3,999				$4,332
Other liabilities – Provisions	282				302	403				397
Customers’ liability under acceptances	43				51	41				41
Other components of equity	6				6	6				7

	For the six months ended
	April 30, 2024					April 30, 2023
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$481	$102	$(6)	$(8)	$569	$432	$62	$(9)	$(5)	$480
Personal	1,228	415	(273)	1	1,371	1,043	305	(181)	(2)	1,165
Credit cards	1,069	406	(335)	(1)	1,139	893	305	(217)	(1)	980
Small business	194	76	(34)	(6)	230	194	47	(16)	–	225
Wholesale	2,326	734	(282)	(64)	2,714	1,574	430	(71)	(47)	1,886
Customers’ liability under acceptances	50	1	–	–	51	45	(5)	–	1	41
	$5,348	$1,734	$(930)	$(78)	$6,074	$4,181	$1,144	$(494)	$(54)	$4,777
Presented as:
Allowance for loan losses	$5,004				$5,715	$3,753				$4,332
Other liabilities – Provisions	288				302	378				397
Customers’ liability under acceptances	50				51	45				41
Other components of equity	6				6	5				7
The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in stage 1 and stage 2.

Royal Bank of Canada
  Second Quarter 2024

Note 5 Loans and allowance for credit losses (continued)

Allowance for credit losses – Retail and wholesale loans

	For the three months ended
	April 30, 2024				April 30, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$245	$110	$187	$542	$254	$82	$133	$469
Provision for credit losses
Transfers to stage 1	16	(16)	–	–	19	(19)	–	–
Transfers to stage 2	(4)	8	(4)	–	(13)	15	(2)	–
Transfers to stage 3	(1)	(8)	9	–	(1)	(2)	3	–
Originations (1)	32	–	–	32	13	–	–	13
Maturities	(4)	(3)	–	(7)	(4)	–	–	(4)
Changes in risk, parameters and exposures	(43)	27	19	3	(31)	26	7	2
Write-offs	–	–	(7)	(7)	–	–	(8)	(8)
Recoveries	–	–	2	2	–	–	4	4
Exchange rate and other	4	–	–	4	1	1	2	4
Balance at end of period	$245	$118	$206	$569	$238	$103	$139	$480

Personal
Balance at beginning of period	$280	$843	$164	$1,287	$286	$725	$118	$1,129
Provision for credit losses
Transfers to stage 1	134	(134)	–	–	147	(146)	(1)	–
Transfers to stage 2	(18)	19	(1)	–	(20)	21	(1)	–
Transfers to stage 3	–	(31)	31	–	(1)	(12)	13	–
Originations (1)	39	–	–	39	25	–	–	25
Maturities	(9)	(40)	–	(49)	(10)	(25)	–	(35)
Changes in risk, parameters and exposures	(128)	226	125	223	(130)	184	92	146
Write-offs	–	–	(166)	(166)	–	–	(124)	(124)
Recoveries	–	–	32	32	–	–	26	26
Exchange rate and other	(2)	4	3	5	1	–	(3)	(2)
Balance at end of period	$296	$887	$188	$1,371	$298	$747	$120	$1,165

Credit cards
Balance at beginning of period	$188	$913	$–	$1,101	$184	$742	$–	$926
Provision for credit losses
Transfers to stage 1	138	(138)	–	–	125	(125)	–	–
Transfers to stage 2	(27)	27	–	–	(22)	22	–	–
Transfers to stage 3	–	(118)	118	–	(1)	(98)	99	–
Originations (1)	10	–	–	10	3	–	–	3
Maturities	(1)	(13)	–	(14)	(1)	(8)	–	(9)
Changes in risk, parameters and exposures	(116)	277	66	227	(89)	248	16	175
Write-offs	–	–	(201)	(201)	–	–	(159)	(159)
Recoveries	–	–	16	16	–	–	44	44
Exchange rate and other	–	(1)	1	–	–	–	–	–
Balance at end of period	$192	$947	$–	$1,139	$199	$781	$–	$980

Small business
Balance at beginning of period	$72	$74	$66	$212	$73	$73	$58	$204
Provision for credit losses
Transfers to stage 1	7	(7)	–	–	8	(8)	–	–
Transfers to stage 2	(4)	4	–	–	(4)	4	–	–
Transfers to stage 3	–	(3)	3	–	(1)	(2)	3	–
Originations (1)	11	–	–	11	8	–	–	8
Maturities	(4)	(5)	–	(9)	(3)	(4)	–	(7)
Changes in risk, parameters and exposures	(8)	15	30	37	(6)	15	20	29
Write-offs	–	–	(22)	(22)	–	–	(10)	(10)
Recoveries	–	–	3	3	–	–	3	3
Exchange rate and other	–	–	(2)	(2)	1	1	(4)	(2)
Balance at end of period	$74	$78	$78	$230	$76	$79	$70	$225

Wholesale
Balance at beginning of period	$709	$853	$883	$2,445	$600	$612	$468	$1,680
Provision for credit losses
Transfers to stage 1	52	(51)	(1)	–	49	(49)	–	–
Transfers to stage 2	(40)	41	(1)	–	(15)	15	–	–
Transfers to stage 3	(1)	(38)	39	–	(1)	(13)	14	–
Originations (1)	245	–	–	245	159	–	–	159
Maturities	(95)	(95)	–	(190)	(98)	(58)	–	(156)
Changes in risk, parameters and exposures	(90)	201	239	350	(31)	119	178	266
Write-offs	–	–	(150)	(150)	–	–	(60)	(60)
Recoveries	–	–	17	17	–	–	6	6
Exchange rate and other	(23)	13	7	(3)	5	6	(20)	(9)
Balance at end of period	$757	$924	$1,033	$2,714	$668	$632	$586	$1,886

(1)	Includes the impact of the HSBC Canada transaction. Refer to Note 6 for further details.

Royal Bank of Canada
  Second Quarter 2024   71

	For the six months ended
	April 30, 2024				April 30, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$223	$90	$168	$481	$235	$65	$132	$432
Provision for credit losses
Transfers to stage 1	33	(33)	–	–	32	(32)	–	–
Transfers to stage 2	(10)	18	(8)	–	(19)	25	(6)	–
Transfers to stage 3	(2)	(16)	18	–	(1)	(5)	6	–
Originations (1)	51	–	–	51	43	–	–	43
Maturities	(8)	(7)	–	(15)	(8)	(2)	–	(10)
Changes in risk, parameters and exposures	(44)	67	43	66	(44)	51	22	29
Write-offs	–	–	(11)	(11)	–	–	(16)	(16)
Recoveries	–	–	5	5	–	–	7	7
Exchange rate and other	2	(1)	(9)	(8)	–	1	(6)	(5)
Balance at end of period	$245	$118	$206	$569	$238	$103	$139	$480

Personal
Balance at beginning of period	$280	$793	$155	$1,228	$285	$661	$97	$1,043
Provision for credit losses
Transfers to stage 1	259	(259)	–	–	297	(296)	(1)	–
Transfers to stage 2	(37)	39	(2)	–	(43)	44	(1)	–
Transfers to stage 3	(1)	(59)	60	–	(1)	(25)	26	–
Originations (1)	61	–	–	61	48	–	–	48
Maturities	(21)	(86)	–	(107)	(22)	(50)	–	(72)
Changes in risk, parameters and exposures	(242)	455	248	461	(268)	415	182	329
Write-offs	–	–	(335)	(335)	–	–	(236)	(236)
Recoveries	–	–	62	62	–	–	55	55
Exchange rate and other	(3)	4	–	1	2	(2)	(2)	(2)
Balance at end of period	$296	$887	$188	$1,371	$298	$747	$120	$1,165

Credit cards
Balance at beginning of period	$203	$866	$–	$1,069	$177	$716	$–	$893
Provision for credit losses
Transfers to stage 1	275	(275)	–	–	289	(289)	–	–
Transfers to stage 2	(55)	55	–	–	(42)	42	–	–
Transfers to stage 3	(1)	(226)	227	–	(1)	(192)	193	–
Originations (1)	13	–	–	13	7	–	–	7
Maturities	(2)	(21)	–	(23)	(2)	(15)	–	(17)
Changes in risk, parameters and exposures	(241)	549	108	416	(228)	519	24	315
Write-offs	–	–	(460)	(460)	–	–	(301)	(301)
Recoveries	–	–	125	125	–	–	84	84
Exchange rate and other	–	(1)	–	(1)	(1)	–	–	(1)
Balance at end of period	$192	$947	$–	$1,139	$199	$781	$–	$980

Small business
Balance at beginning of period	$70	$66	$58	$194	$73	$73	$48	$194
Provision for credit losses
Transfers to stage 1	12	(12)	–	–	18	(18)	–	–
Transfers to stage 2	(9)	9	–	–	(7)	7	–	–
Transfers to stage 3	–	(5)	5	–	(1)	(4)	5	–
Originations (1)	20	–	–	20	16	–	–	16
Maturities	(7)	(10)	–	(17)	(7)	(10)	–	(17)
Changes in risk, parameters and exposures	(13)	30	56	73	(18)	28	38	48
Write-offs	–	–	(40)	(40)	–	–	(21)	(21)
Recoveries	–	–	6	6	–	–	5	5
Exchange rate and other	1	–	(7)	(6)	2	3	(5)	–
Balance at end of period	$74	$78	$78	$230	$76	$79	$70	$225

Wholesale
Balance at beginning of period	$774	$785	$767	$2,326	$597	$585	$392	$1,574
Provision for credit losses
Transfers to stage 1	102	(101)	(1)	–	100	(100)	–	–
Transfers to stage 2	(95)	99	(4)	–	(35)	36	(1)	–
Transfers to stage 3	(4)	(47)	51	–	(4)	(27)	31	–
Originations (1)	369	–	–	369	312	–	–	312
Maturities	(192)	(182)	–	(374)	(216)	(129)	–	(345)
Changes in risk, parameters and exposures	(191)	374	556	739	(86)	269	280	463
Write-offs	–	–	(310)	(310)	–	–	(86)	(86)
Recoveries	–	–	28	28	–	–	15	15
Exchange rate and other	(6)	(4)	(54)	(64)	–	(2)	(45)	(47)
Balance at end of period	$757	$924	$1,033	$2,714	$668	$632	$586	$1,886

(1)	Includes the impact of the HSBC Canada transaction. Refer to Note 6 for further details.

Royal Bank of Canada
  Second Quarter 2024

Note 5 Loans and allowance for credit losses (continued)

Key inputs and assumptions
The following provides an update on the key inputs and assumptions used in the measurement of expected credit losses. For further details, refer to Note 2 and Note 5 of our audited 2023 Annual Consolidated Financial Statements.
Our base scenario reflects rising unemployment rates in the near-term and central bank policy interest rate cuts beginning in calendar Q2 2024 in Canada as inflation declines towards target levels and beginning in calendar Q4 2024 in the U.S.

due to ongoing inflation pressures.
Downside scenarios, including two additional and more severe downside scenarios designed for the energy and real estate sectors, reflect the possibility of a more severe macroeconomic shock beginning in calendar Q3 2024 relative to our base scenario. In these scenarios, conditions are expected to deteriorate from calendar Q2 2024 levels for up to 18 months, followed by a recovery for the remainder of the period.

These scenarios assume monetary policy responses that return the economy to a long-run,
sustainable growth rate within the forecast period.
The upside scenario reflects slightly stronger economic growth than the base scenario, without prompting a further offsetting monetary policy response as compared to our base scenario, followed by a return to a long-run
sustainable growth rate within the forecast period.
The following provides additional detail about our calendar quarter forecasts for certain key macroeconomic variables used in the models to estimate the allowance for credit losses:

•
Unemployment rates

– In our base forecast, we expect the Canadian unemployment rate to rise to 6.2% by calendar Q2 2024, peaking at 6.5% in calendar Q3 2024 and returning to its long run equilibrium level by the end of 2026. The U.S. unemployment rate is expected to rise to 3.9% by calendar Q2 2024, and to continue increasing to its long run equilibrium level by calendar Q3 2026.

•
Gross Domestic Product (GDP
)
– In our base forecast, we expect both Canadian and U.S. GDP to continuously grow in calendar Q2 2024 and thereafter. GDP in calendar Q4 2024 is expected to be 1.8% and 1.7% above Q4 2023 levels in Canada and the U.S., respectively.

Royal Bank of Canada
  Second Quarter 2024   73

•
Oil price (West Texas Intermediate in US$)

– In our base forecast, we expect oil prices to average $79 per barrel over the next 12 months from calendar Q2 2024 and $67 per barrel in the following 2 to 5 years. The range of average prices in our alternative downside and upside scenarios is $28 to $101 per barrel for the next 12 months and $42 to $73 per barrel for the following 2 to 5 years. As at October 31, 2023, our base forecast included an average price of $81 per barrel for the next 12 months and $67 per barrel for the following 2 to 5 years.

•
Canadian housing price index
– In our base forecast, we expect housing prices to increase by 2.4% over the next 12 months from calendar Q2 2024, with a compound annual growth rate of 3.3% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (30.0)% to 10.9% over the next 12 months and 4.2% to 9.6% for the following 2 to 5 years. As at October 31, 2023, our base forecast included housing price growth of 1.6% for the next 12 months and 5.0% for the following 2 to 5 years.

Royal Bank of Canada
  Second Quarter 2024

Note 5 Loans and allowance for credit losses (continued)

Credit risk exposure by internal risk rating
The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9
Financial Instruments
. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of our 2023 Annual Report.

	As at
	April 30, 2024				October 31, 2023
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail
Loans outstanding – Residential mortgages

Low risk	$379,025	$2,328	$–	$381,353	$349,001	$1,630	$–	$350,631
Medium risk	21,141	2,003	–	23,144	19,126	1,610	–	20,736
High risk	1,838	6,122	–	7,960	1,582	4,927	–	6,509
Not rated (2)	53,947	1,390	–	55,337	54,247	1,220	–	55,467
Impaired	–	–	983	983	–	–	682	682
	455,951	11,843	983	468,777	423,956	9,387	682	434,025
Items not subject to impairment (3)				598				476
Total				$469,375				$434,501

Loans outstanding – Personal
Low risk	$79,713	$1,739	$–	$81,452	$75,572	$1,676	$–	$77,248
Medium risk	6,423	2,870	–	9,293	5,587	2,915	–	8,502
High risk	576	2,211	–	2,787	477	2,088	–	2,565
Not rated (2)	9,904	332	–	10,236	9,982	157	–	10,139
Impaired	–	–	367	367	–	–	280	280
Total	$96,616	$7,152	$367	$104,135	$91,618	$6,836	$280	$98,734

Loans outstanding – Credit cards
Low risk	$16,932	$168	$–	$17,100	$16,331	$135	$–	$16,466
Medium risk	1,888	2,342	–	4,230	1,771	2,132	–	3,903
High risk	51	2,113	–	2,164	41	1,734	–	1,775
Not rated (2)	862	32	–	894	856	35	–	891
Total	$19,733	$4,655	$–	$24,388	$18,999	$4,036	$–	$23,035

Loans outstanding – Small business
Low risk	$9,233	$879	$–	$10,112	$8,641	$920	$–	$9,561
Medium risk	2,412	986	–	3,398	2,238	936	–	3,174
High risk	141	839	–	980	99	592	–	691
Not rated (2)	8	–	–	8	11	–	–	11
Impaired	–	–	291	291	–	–	244	244
Total	$11,794	$2,704	$291	$14,789	$10,989	$2,448	$244	$13,681

Undrawn loan commitments – Retail
Low risk	$277,233	$794	$–	$278,027	$266,209	$610	$–	$266,819
Medium risk	10,211	367	–	10,578	10,759	298	–	11,057
High risk	786	503	–	1,289	956	434	–	1,390
Not rated (2)	7,366	187	–	7,553	6,686	138	–	6,824
Total	$295,596	$1,851	$–	$297,447	$284,610	$1,480	$–	$286,090

Wholesale – Loans outstanding
Investment grade	$110,383	$1,724	$–	$112,107	$89,037	$416	$–	$89,453
Non-investment grade	173,627	23,301	–	196,928	156,211	19,210	–	175,421
Not rated (2)	12,741	738	–	13,479	10,968	238	–	11,206
Impaired	–	–	3,691	3,691	–	–	2,498	2,498
	296,751	25,763	3,691	326,205	256,216	19,864	2,498	278,578
Items not subject to impairment (3)				27,362				9,248
Total				$353,567				$287,826

Undrawn loan commitments – Wholesale
Investment grade	$331,809	$300	$–	$332,109	$312,178	$186	$–	$312,364
Non-investment grade	149,957	11,382	–	161,339	130,994	13,947	–	144,941
Not rated (2)	4,232	13	–	4,245	4,176	–	–	4,176
Total	$485,998	$11,695	$–	$497,693	$447,348	$14,133	$–	$461,481

(1)	Includes $173 million of purchased credit-impaired loans acquired in the HSBC Canada transaction.
(2)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessment or rating methodologies, policies and tools to manage our credit risk .
(3)	Items not subject to impairment are loans held at FVTPL.
Loans past due but not impaired
(1), (2)

	As at
	April 30, 2024			October 31, 2023
(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total

Retail	$2,112	$255	$2,367	$1,840	$208	$2,048
Wholesale	1,133	9	1,142	1,823	49	1,872
	$3,245	$264	$3,509	$3,663	$257	$3,920

(1)	Excludes loans less than 30 days past due as they are not generally representative of the borrowers’ ability to meet their payment obligations.
(2)	Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing, which can fluctuate based on business volumes. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Royal Bank of Canada
  Second Quarter 2024   75

Note 6 Significant acquisition and disposition
Acquisition
HSBC Bank Canada
On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada). The acquisition of HSBC Canada (the HSBC Canada transaction) gives us the opportunity to enhance our existing businesses in line with our strategic goals and better positions us to be the bank of choice for commercial clients with international needs, newcomers to Canada and globally connected clients. HSBC Canada results have been consolidated from the closing date and are included in our Personal & Commercial Banking, Wealth Management and Capital Markets segments.
Total consideration of $15.5 billion in cash included $13.5 billion for 100% of the common shares of HSBC Canada, $2.1 billion for the preferred shares and subordinated debt held directly or indirectly by HSBC Holdings plc, $(0.5) billion for the settlement of pre-existing relationships with HSBC Canada and $0.4 billion for an additional amount that accrued from August 30, 2023 to the closing date. This additional amount was calculated based on the $13.5 billion all-cash purchase price for the common shares of HSBC Canada and the Canadian Overnight Repo Rate Average. Relatedly, under a locked box mechanism, HSBC Canada’s earnings from June 30, 2022 to the closing date accrued to RBC and were reflected in the acquired net assets on closing.
Based on the estimated fair values, our preliminary purchase price allocation assigns $108.1 billion to assets and $99.1 billion to liabilities on the acquisition date. Goodwill of $6.4 billion reflects the expected expense synergies from our Personal & Commercial Banking, Wealth Management and Capital Markets operations, expected growth of the platforms, and the ability to cross-sell products between segments. Goodwill is not expected to be deductible for tax purposes.
The following table presents the estimated fair value of the assets acquired and liabilities assumed as at the acquisition date. The estimates for the fair values of the assets acquired and liabilities assumed may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed as at the acquisition date during the measurement period.

(Millions of Canadian dollars, except percentage amounts)
Percentage of shares acquired	100%
Purchase consideration	$15,488
Fair value of identifiable assets acquired
Cash and due from banks	$2,772
Securities
Trading	1,110
Investment	21,305
Loans (1)
Retail (2)	35,353
Wholesale	39,408
Derivatives	3,365
Intangible assets (3)	2,402
Other (4)	2,405
Total fair value of identifiable assets acquired	$108,120
Fair value of identifiable liabilities assumed
Deposits
Personal	42,037
Business and government (2)	44,065
Bank	124
Obligations related to assets sold under repurchase agreements and securities loaned	5,664
Derivatives	3,541
Other (5)	3,639
Total fair value of identifiable liabilities assumed	$99,070
Fair value of identifiable net assets acquired	$9,050
Goodwill	6,438
Total purchase consideration	$15,488

(1)	The fair value of loans reflects estimates of incurred and expected future credit losses as at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. As at March 28, 2024, the gross contractual value of the loans is $
75,920
million. The estimate of contractual cash flows not expected to be collected is $
587
 million, of which $
147
million relates to purchased credit-impaired loans.
(2)	Loans – Retail includes $
1.7
billion of Canadian residential mortgages sold with recourse to a mutual fund that do not qualify for derecognition, and Deposits – Business and government includes $
1.7
billion of the related secured borrowing liability.
(3)	Intangible assets include $
1,973
million of core deposit intangibles and $
110
million of customer relationships, which are amortized on a straight-line basis over estimated useful lives of
7
years, and $319 million of mutual fund management contracts with indefinite useful lives.
(4)	Includes Assets purchased under reverse repurchase agreements and securities borrowed, Customers’ liability under acceptances, and Other assets.
(5)	Includes Acceptances, Obligations related to securities sold short, and Other liabilities.

Royal Bank of Canada
  Second Quarter 2024

Note 6 Significant acquisition and disposition (continued)

Since the acquisition date, the HSBC Canada transaction contributed revenue of $
245
million and a net loss of $
51
 million to RBC’s consolidated results. The net loss of $
51
million includes initial PCL on purchased performing financial assets of $
200
 million ($
145
million after-tax).
Assuming we acquired HSBC Canada on November 1, 2023, using the same fair value estimates and not reflecting any potential synergies, we estimate that RBC’s consolidated revenue and net income for the six months ended April 30, 2024 would be $
28.9
billion and $
8.0
billion, respectively.
RBC’s consolidated results include transaction and integration costs of $
358
million for the three months ended April 30, 2024 and $
623
million for the six months ended April 30, 2024, recognized in Non-interest expense.
Disposition
Wealth Management
On December 1, 2023, we completed the previously announced sale of the RBC Investor Services
®
business in Jersey to CACEIS, the asset servicing banking group of Crédit Agricole S.A. and Banco Santander, S.A. On March 25, 2024, we completed the previously announced sale of the business of the U.K. branch of RBC Investor Services Trust to CACEIS. The transaction did not have a significant impact on our Interim Condensed Consolidated Statements of Income.

Note 7 Deposits

	As at
	April 30, 2024				October 31, 2023
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$198,437	$61,226	$240,219	$499,882	$186,530	$57,614	$197,802	$441,946
Business and government	350,716	18,616	425,602	794,934	316,200	19,056	409,819	745,075
Bank	8,865	655	23,267	32,787	7,996	769	35,901	44,666
	$558,018	$80,497	$689,088	$1,327,603	$510,726	$77,439	$643,522	$1,231,687
Non-interest-bearing (4)
Canada	$145,770	$6,739	$181	$152,690	$132,994	$6,107	$168	$139,269
United States	36,917	–	–	36,917	40,646	–	–	40,646
Europe (5)	11	–	–	11	17	–	–	17
Other International	7,349	–	–	7,349	7,265	–	–	7,265
Interest-bearing (4)
Canada	338,103	14,701	557,810	910,614	302,746	14,641	493,347	810,734
United States	19,916	58,106	73,057	151,079	16,210	55,895	78,837	150,942
Europe (5)	4,329	877	41,421	46,627	5,353	726	51,812	57,891
Other International	5,623	74	16,619	22,316	5,495	70	19,358	24,923
	$558,018	$80,497	$689,088	$1,327,603	$510,726	$77,439	$643,522	$1,231,687

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at April 30, 2024, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $458 billion, $32 billion, $50 billion and $30 billion, respectively (October 31, 2023 – $445 billion, $34 billion, $49 billion and $32 billion, respectively).
(5)	Europe includes the United Kingdom and the Channel Islands.
Contractual maturities of term deposits

	As at
(Millions of Canadian dollars)	April 30 2024	October 31 2023
Within 1 year:
less than 3 months	$183,636	$182,373
3 to 6 months	94,976	69,868
6 to 12 months	153,786	151,079
1 to 2 years	77,999	76,232
2 to 3 years	58,863	49,965
3 to 4 years	43,241	36,774
4 to 5 years	28,565	36,506
Over 5 years	48,022	40,725
	$689,088	$643,522
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$619,000	$586,000

Royal Bank of Canada
  Second Quarter 2024   77

Note 8 Insurance and reinsurance
Insurance and reinsurance contracts by measurement components
(1)
The following table presents the measurement components of assets and liabilities for insurance contracts issued and reinsurance contracts held by estimates of present value of future cash flows, risk adjustment for non-financial
risk and CSM. These contracts are presented on a portfolio basis such that portfolios of contracts that are in an asset position are presented separately from those that are in a liability position. Financial assets held in support of the insurance and reinsurance contracts are not reflected in this table.

	As at
	April 30, 2024				October 31, 2023
(Millions of Canadian dollars)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM	Total	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Insurance contract assets (2)	$1,929	$(595)	$(549)	$785	$1,790	$(544)	$(565)	$681
Insurance contract liabilities (3)
Insurance contract liabilities for segregated funds	$(3,071)	$(19)	$(71)	$(3,161)	$(2,553)	$(15)	$(64)	$(2,632)
Insurance contract liabilities excluding segregated funds	(13,943)	(1,978)	(2,117)	(18,038)	(11,955)	(2,308)	(2,131)	(16,394)
	$(17,014)	$(1,997)	$(2,188)	$(21,199)	$(14,508)	$(2,323)	$(2,195)	$(19,026)
Reinsurance contract held assets (2), (3)	$391	$538	$731	$1,660	$327	$469	$786	$1,582
Reinsurance contract held liabilities (4)	$(68)	$10	$26	$(32)	$(42)	$6	$18	$(18)
CSM for insurance contracts, net of reinsurance contracts held			$(1,980)				$(1,956)

(1)	Includes contracts measured using the GMM and VFA that have CSM and contracts measured using the PAA in which CSM is not applicable.
(2)	Presented in Other assets.
(3)	Insurance contract liabilities and reinsurance contract held assets primarily relate to balances for remaining coverage for future services on contracts measured using the GMM or VFA.
(4)	Presented in Other liabilities.
Insurance service and insurance investment results
The following table provides the composition of Insurance service result and Insurance investment result for insurance contracts issued and reinsurance contracts held.

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2024	April 30 2023 (1)	April 30 2024	April 30 2023 (1)
Insurance service result
Insurance revenue	$1,247	$1,205	$2,452	$2,309
Insurance service expense	(1,000)	(930)	(1,984)	(1,783)
Net income (expense) from reinsurance contracts held	(44)	(50)	(78)	(109)
	$203	$225	$390	$417
Insurance investment result
Net investment income	$86	$144	$2,104	$1,163
Insurance finance income (expense)	(20)	(167)	(1,996)	(1,301)
Reinsurance finance income (expense)	(7)	37	92	79
	$59	$14	$200	$(59)
Insurance service and insurance investment results	$262	$239	$590	$358

(1)	The 2023 amounts may not be fully comparable to the current period as we were not managing our asset and liability portfolios under IFRS 17 and Net investment income was not restated for the reclassifications of certain eligible financial assets. Refer to Note 2 for further details.

Royal Bank of Canada
  Second Quarter 2024

Note 9 Employee benefits – Pension and other post-employment benefits
We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the effects of remeasurements recorded in OCI:
Pension and other post-employment benefit expense

	For the three months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2024	April 30 2023	April 30 2024	April 30 2023
Current service costs	$47	$49	$8	$8
Net interest expense (income)	(37)	(40)	20	20
Remeasurements of other long-term benefits	–	–	(1)	1
Administrative expense	4	3	–	–
Defined benefit pension expense	14	12	27	29
Defined contribution pension expense	98	76	–	–
	$112	$88	$27	$29

	For the six months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2024	April 30 2023	April 30 2024	April 30 2023
Current service costs	$93	$98	$16	$16
Net interest expense (income)	(75)	(81)	40	39
Remeasurements of other long-term benefits	–	–	9	3
Administrative expense	8	6	–	–
Defined benefit pension expense	26	23	65	58
Defined contribution pension expense	204	161	–	–
	$230	$184	$65	$58
Pension and other post-employment benefit remeasurements
(1)

	For the three months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2024	April 30 2023	April 30 2024	April 30 2023
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(548)	$132	$(50)	$15
Experience adjustments	–	–	(1)	(2)
Return on plan assets (excluding interest based on discount rate)	465	33	–	–
	$(83)	$165	$(51)	$13

	For the six months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2024	April 30 2023	April 30 2024	April 30 2023
Actuarial (gains) losses:
Changes in financial assumptions (2)	$723	$904	$70	$90
Experience adjustments	–	–	–	(2)
Return on plan assets (excluding interest based on discount rate)	(1,004)	(561)	–	–
	$(281)	$343	$70	$88

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.
(2)	Changes in financial assumptions in our defined benefit pension plans primarily relate to changes in discount rates.

Royal Bank of Canada
  Second Quarter 2024   79

Note 10 Income taxes
Tax examinations and assessments
During the second quarter of 2024, we received proposal letters (the Proposals) from the Canada Revenue Agency (CRA) in respect of the 2019 taxation year, which suggested that Royal Bank of Canada owes additional taxes of approximately $277 million as the CRA denied the deductibility of certain dividends. This amount represents the maximum additional taxes owing for that year. The Proposals are consistent with the previously received reassessments as described in Note 22 of our 2023 Annual Consolidated Financial Statements. It is possible that the CRA will reassess us for significant additional income taxes for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.
Pillar Two model rules
The 2023 and 2024 Canadian Federal budgets reinforced the Government of Canada’s commitment to the Organisation for Economic
Co-operation
and Development’s
two-pillar
plan for international tax reform, including a global

15
%
minimum tax on multinational enterprises (under the Pillar Two model rules), and the associated draft legislation for a Global Minimum Tax Act was first released by the Government on August 4, 2023. The timing of the enactment of these proposed rules in Canada remains uncertain, and the legislation remains subject to amendment prior to enactment. While the Pillar Two model rules are not yet substantively enacted in Canada, certain non-Canadian
jurisdictions where we have operations have enacted or substantively enacted legislation implementing these rules. The impact on RBC continues to be assessed and will depend on numerous variables including, among others, the final legislation enacted across the various jurisdictions in which we operate. We continue to actively monitor developments.

Note 11 Significant capital and funding transactions
Preferred shares and other equity instruments
On November 7, 2023, we redeemed all 15 thousand of our issued and outstanding
Non-Cumulative
First Preferred Shares Series
C-2
at a redemption price of US$1,000 per share. Concurrently, we redeemed all 615 thousand Series
C-2
depositary shares, each of which represents a
one-fortieth
interest in a Series
C-2
share.
On January 25, 2024, we issued 750 thousand
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BU to certain institutional investors, at a price of $1,000 per share, for total gross proceeds of $750 million. For the initial period ending February 24, 2029, the shares pay semi-annual cash dividends, if declared, at a rate of 7.408% per annum. The dividend rate will reset every fifth year at a rate equal to the
5-year
Government of Canada bond yield plus a premium of 3.90%. Subject to the consent of the Office of the Superintendent of Financial Institutions (OSFI) and the requirements of the
Bank Act
(Canada), we may redeem the Series BU Preferred Shares in whole or in part at par during the period from January 25, 2029, to and including February 24, 2029, and during the period from January 24 to and including February 24 every fifth year thereafter. The shares include non-viability
contingency capital (NVCC) provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III.
On April 24, 2024, we issued US$1,000 million of Limited Recourse Capital Notes Series 4 (LRCN Series 4) with recourse limited to assets (Trust Assets) held by a third-party trustee in a consolidated trust (Limited Recourse Trust). The Trust Assets consist of US$1,000 million of our First Preferred Shares, Series BV (Series BV Preferred Shares), issued concurrently with LRCN Series 4 at a price of US$1,000 per Series BV Preferred Share.
The price per LRCN Series 4 note is US$1,000 and will bear interest paid quarterly at a fixed rate of 7.5% per annum until May 2, 2029 and thereafter at a rate per annum, reset every fifth year, equal to the U.S. Treasury Rate plus 2.887% until maturity on May 2, 2084. In the event of (i) non-payment of interest on any interest payment date, (ii) non-payment of the redemption price in case of a redemption of LRCN Series 4, (iii) non-payment of principal at the maturity of LRCN Series 4, or (iv) an event of default on the notes, noteholders will have recourse only to the Trust Assets and each noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets will represent the full and complete extinguishment of our obligations under LRCN Series 4.
LRCN Series 4 are redeemable on or prior to maturity to the extent we redeem Series BV Preferred Shares on certain redemption dates as set out in the terms of Series BV Preferred Shares and subject to the consent and approval of OSFI.
The terms of Series BV Preferred Shares and LRCN Series 4 include NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, LRCN Series 4 will be automatically redeemed and the redemption price will be satisfied by the delivery of the Trust Assets, which will consist of common shares pursuant to an automatic conversion of Series BV Preferred Shares. The terms of Series BV Preferred Shares include an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $
5.00
and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each Series BV Preferred Share will be determined by dividing the share value of Series BV Preferred Shares (including declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder’s pro rata interest in the Trust Assets.
LRCN Series 4 are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion. Non-payment of interest and principal in cash does not constitute an event of default and will trigger a delivery of Series BV Preferred Shares. The liability component of the notes has a nominal value and, as a result, the full proceeds received have been presented as equity.
On May 24, 2024, we redeemed all
20
 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series AZ at a price of $
25.00 per share.

Royal Bank of Canada
  Second Quarter 2024

Note 11 Significant capital and funding transactions (continued)

Subordinated debentures
On April 2, 2024, we issued $2,000 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 5.096% per annum until April 3, 2029, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.56% thereafter until maturity on April 3, 2034.
Common shares issued

	For the three months ended
	April 30, 2024		April 30, 2023
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (1)	228	$22	235	$21
Issued in connection with dividend reinvestment plan (2)	5,715	740	4,604	621
	5,943	$762	4,839	$642

	For the six months ended
	April 30, 2024		April 30, 2023
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (1)	628	$60	504	$45
Issued in connection with dividend reinvestment plan (2)	11,850	1,460	4,604	621
	12,478	$1,520	5,108	$666

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(2)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three and six months ended April 30, 2024 our DRIP requirements were satisfied through shares issued from treasury. During the three months ended April 30, 2023 our DRIP requirements were satisfied through shares issued from treasury. During the three months ended January 31, 2023 our DRIP requirements were satisfied through open market share purchases.

Note 12 Earnings per share

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except share and per share amounts)	April 30 2024	April 30 2023 (Restated – Note 2)	April 30 2024	April 30 2023 (Restated – Note 2)
Basic earnings per share
Net income	$3,950	$3,680	$7,532	$6,813
Dividends on preferred shares and distributions on other equity instruments	(67)	(67)	(125)	(111)
Net income attributable to non-controlling interests	(2)	(1)	(4)	(3)
Net income available to common shareholders	$3,881	$3,612	$7,403	$6,699
Weighted average number of common shares (in thousands)	1,412,651	1,388,388	1,409,452	1,385,525
Basic earnings per share (in dollars)	$2.75	$2.60	$5.25	$4.83
Diluted earnings per share
Net income available to common shareholders	$3,881	$3,612	$7,403	$6,699
Weighted average number of common shares (in thousands)	1,412,651	1,388,388	1,409,452	1,385,525
Stock options (1)	1,489	1,735	1,364	1,744
Issuable under other share-based compensation plans	26	26	26	26
Average number of diluted common shares (in thousands)	1,414,166	1,390,149	1,410,842	1,387,295
Diluted earnings per share (in dollars)	$2.74	$2.60	$5.25	$4.83

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended April 30, 2024, no outstanding options were excluded from the calculation of diluted earnings per share. For the six months ended April 30, 2024, an average of 1,060,719 outstanding options with an average exercise price of $131.64 were excluded from the calculation of diluted earnings per share. For the three and six months ended April 30, 2023, no outstanding options were excluded from the calculation of diluted earnings per share.

Royal Bank of Canada
  Second Quarter 2024   81

Note 13 Legal and regulatory matters
We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. In many proceedings, it is inherently difficult to determine whether any loss is probable or to reliably estimate the amount of any loss. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current provisions could be material to our results of operations in any particular period though we do not believe that the ultimate resolution of any such matter will have a material effect on our consolidated financial condition.
Our significant legal proceedings and regulatory matters are described in Note 25 of our audited 2023 Annual Consolidated Financial Statements and as updated below. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.
London interbank offered rate (LIBOR) litigation
On December 12, 2023, the settlement agreement resolving one of the LIBOR class actions brought on behalf of certain plaintiffs that purchased U.S. dollar LIBOR-based instruments was granted final court approval. Royal Bank of Canada remains a defendant in other LIBOR class actions.
Royal Bank of Canada Trust Company (Bahamas) Limited proceedings
On December 11, 2023, the U.S. Department of Labor published a technical correction to the prior one-year
exemption reflecting the fact that the pending French Court of Appeal’s decision would be rendered by an appellate court, and not the district court.
On March 5, 2024, the Court of Appeal rendered a judgment of conviction (the Conviction) against Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas) and the other parties. RBC Bahamas was ordered by the Court of Appeal to pay a fine of
€
5,000
in connection with the Conviction. In addition, the Court of Appeal ordered that certain of those convicted of complicity in the matter, including RBC Bahamas, are jointly liable for the allegedly unpaid inheritance taxes owing, plus penalties and interest (such aggregate amount will be determined in separate proceedings before the tax courts, to which RBC Bahamas is not a party). RBC Bahamas believes that its actions did not violate French law, and has appealed the Conviction to the French Supreme Court. Under French law, upon the filing of an appeal by RBC Bahamas, the Conviction, as well as its effects (fine and joint liability) were stayed pending the outcome of the appeal.
As previously disclosed, in 2016 Royal Bank of Canada was granted an exemption by the U.S. Department of Labor that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager (QPAM) exemption under the Employee Retirement Income Security Act despite any potential conviction of RBC Bahamas in the French proceeding for a temporary one-year period from the date of conviction. As a result of the Conviction, the temporary one-year period commenced on March 5, 2024. Royal Bank of Canada is seeking longer term relief from the Department of Labor.

Royal Bank of Canada
  Second Quarter 2024

Note 14 Results by business segment
Composition of business segments
For management purposes, based on the products and services offered, we are organized into four business segments: Personal & Commercial Banking, Wealth Management, Insurance and Capital Markets.

	For the three months ended April 30, 2024
(Millions of Canadian dollars)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total
Net interest income (3)	$4,400	$1,136	$–	$764	$323	$6,623
Non-interest income	1,590	3,482	298	2,390	(229)	7,531
Total revenue	5,990	4,618	298	3,154	94	14,154
Provision for credit losses	754	27	–	137	2	920
Non-interest expense	2,428	3,653	69	1,722	436	8,308
Income (loss) before income taxes	2,808	938	229	1,295	(344)	4,926
Income taxes (recoveries)	757	169	52	33	(35)	976
Net income	$2,051	$769	$177	$1,262	$(309)	$3,950
Non-interest expense includes:
Depreciation and amortization	$280	$309	$(1)	$130	$(7)	$711

	For the three months ended April 30, 2023 (Restated – Note 2)
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (4), (5)	Insurance	Capital Markets (2), (5)	Corporate Support (2), (4)	Total
Net interest income (3)	$3,817	$1,089	$–	$951	$242	$6,099
Non-interest income	1,481	3,305	272	1,711	(423)	6,346
Total revenue	5,298	4,394	272	2,662	(181)	12,445
Provision for credit losses	422	28	–	150	–	600
Non-interest expense	2,257	3,447	65	1,510	121	7,400
Income (loss) before income taxes	2,619	919	207	1,002	(302)	4,445
Income taxes (recoveries)	704	200	37	40	(216)	765
Net income	$1,915	$719	$170	$962	$(86)	$3,680
Non-interest expense includes:
Depreciation and amortization	$240	$312	$16	$128	$–	$696

Royal Bank of Canada
  Second Quarter 2024   83

	For the six months ended April 30, 2024
(Millions of Canadian dollars)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total
Net interest income (3)	$8,616	$2,286	$–	$1,425	$628	$12,955
Non-interest income	3,168	6,869	661	4,680	(694)	14,684
Total revenue	11,784	9,155	661	6,105	(66)	27,639
Provision for credit losses	1,388	38	1	304	2	1,733
Non-interest expense	4,767	7,421	140	3,364	940	16,632
Income (loss) before income taxes	5,629	1,696	520	2,437	(1,008)	9,274
Income taxes (recoveries)	1,517	321	123	21	(240)	1,742
Net income	$4,112	$1,375	$397	$2,416	$(768)	$7,532
Non-interest expense includes:
Depreciation and amortization	$515	$620	$3	$254	$(9)	$1,383

	For the six months ended April 30, 2023 (Restated – Note 2)
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (4), (5)	Insurance	Capital Markets (2), (5)	Corporate Support (2), (4)	Total
Net interest income (3)	$7,824	$2,305	$–	$1,743	$429	$12,301
Non-interest income	3,015	6,649	426	4,065	(654)	13,501
Total revenue	10,839	8,954	426	5,808	(225)	25,802
Provision for credit losses	823	94	–	215	–	1,132
Non-interest expense	4,486	6,881	135	3,211	276	14,989
Income (loss) before income taxes	5,530	1,979	291	2,382	(501)	9,681
Income taxes (recoveries)	1,489	430	54	179	716	2,868
Net income	$4,041	$1,549	$237	$2,203	$(1,217)	$6,813
Non-interest expense includes:
Depreciation and amortization	$481	$613	$24	$255	$–	$1,373

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal & Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to Note 6.
(2)	Taxable equivalent basis.
(3)	Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.
(4)	Amounts for the three months and six months ended April 30, 2023 have been revised from those previously presented.
(5)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months and six months ended April 30, 2023 have been revised from those previously presented.
Total assets and total liabilities by business segment

	As at April 30, 2024
(Millions of Canadian dollars)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1)	Corporate Support	Total

Total assets	$729,204	$176,140	$27,715	$1,011,787	$86,204	$2,031,050
Total liabilities	729,106	174,502	27,681	1,011,172	(33,015)	1,909,446

	As at October 31, 2023 (Restated – Note 2)
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$636,046	$179,227	$24,130	$1,100,172	$66,956	$2,006,531
Total liabilities	635,952	177,389	24,895	1,099,893	(46,745)	1,891,384

(1)	Includes the impact of the HSBC Canada transaction. Refer to Note 6 for further details.

Royal Bank of Canada
  Second Quarter 2024

Note 15 Capital management
Regulatory capital and capital ratios
OSFI formally establishes risk-based capital and leverage minimums and Total Loss Absorbing Capacity (TLAC) ratios for deposit-taking institutions in Canada. During the second quarter of 2024, we complied with all applicable capital, leverage and TLAC requirements, including the Domestic Stability Buffer, imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2024	October 31 2023
Capital (1), (2)
CET1 capital	$83,497	$86,611
Tier 1 capital	92,444	93,904
Total capital	105,353	104,952
Risk-weighted assets (RWA) used in calculation of capital ratios (1), (2)
Credit risk	$531,381	$475,842
Market risk	35,156	40,498
Operational risk	87,165	79,883
Total RWA	$653,702	$596,223
Capital ratios and Leverage ratio (1), (2)
CET1 ratio	12.8%	14.5%
Tier 1 capital ratio	14.1%	15.7%
Total capital ratio	16.1%	17.6%
Leverage ratio	4.2%	4.3%
Leverage ratio exposure	$2,219,019	$2,179,590
TLAC available and ratios (1), (3)
TLAC available	$179,902	$184,916
TLAC ratio	27.5%	31.0%
TLAC leverage ratio	8.1%	8.5%

(1)	As prior period restatements are not required by OSFI, there was no impact from the adoption of IFRS 17 on regulatory capital, RWA, capital ratios, leverage ratio, TLAC available and TLAC ratios for periods prior to November 1, 2023.
(2)	Capital, RWA, and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. The period ended October 31, 2023 reflects our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023, as further updated on October 20, 2023 as part of OSFI’s implementation of the Basel III reforms. The period ended April 30, 2024 also reflects our adoption of the revised market risk and CVA frameworks that came into effect on November 1, 2023.
(3)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as percentage of total RWA and leverage exposure, respectively.